Form 10-K, Exhibit 13
period 1993-12-31
DOVER CORP
filed 1994-03-30
CIK 29905

                              TO OUR STOCKHOLDERS

THE HOPE WE EXPRESSED IN LAST YEAR'S ANNUAL REPORT REGARDING EARNINGS WAS FULFILLED IN 1993, AS EARNINGS PER SHARE SET A NEW RECORD OF $2.77, AN INCREASE OF 24% OVER 1992. SALES ROSE 8%, FROM $2.272 BILLION TO $2.484 BILLION.

In last year's report, we noted that earnings were burdened with $.09 per share of unusual costs. This year's results include an unusual gain of $.07 per share, the net of a contract claim settlement of $.12 per share and a cost of $.05 per share to settle a lawsuit. Absent these unusual items in both years, Dover's earnings per share gain was only 16%. Either way, 1993 represented a strengthening of our earnings recovery from the 1991 recession.
         In an especially successful year for our acquisition program, we were able to invest $321 million on behalf of our stockholders in 13 separate transactions. The companies we purchased in 1993 had full calendar year sales of about $393 million. Because of the timing of the transactions during the year, they added only $155 million to Dover's reported 1993 sales. The new companies' impact on reported earnings was only $.05 per share, as a result of heavy first-year write-offs of acquisition premiums and interest income foregone. However, they will make a strong contribution in 1994.

ACQUISITION ACCOUNTING
IMPACT
In a company such as Dover, where acquisition activity has been an important element of growth, the accounting treatment of acquisitions can take on special significance. All of Dover's acquisitions in recent years have been recorded under purchase accounting rules. The premium we pay in excess of the acquired company's book value--typically substantial, because our strategy is to buy good companies, which, like Dover, are worth substantially more than book value--is written off over time as a charge against earnings.
         These charges in 1993 reached $.56 per share, up from $.48 per share in 1992, and primarily appear in our financial statements as amortization of intangible assets. We have decided to begin identifying these charges to our stockholders because of their size, relative to total earnings, and because of differing points of view among investment professionals as to their relevance in valuing securities. Despite their non-cash nature,


                                                      COMPARATIVE HIGHLIGHTS


                                                                                                                     Increase 1993
                                                      1993                      1992                     1991          versus 1992
==================================================================================================================================
Net Sales                               $    2,483,927,815        $    2,271,580,401       $    2,195,786,425                   9%
Earnings before taxes                   $      245,541,961        $      200,334,827       $      204,088,388                  23%
    Net earnings*                       $      158,253,961        $      129,707,137       $      128,208,388                  22%
Per Common share
    Net earnings*                       $             2.77        $             2.24       $             2.15                  24%
    Dividends                           $              .90        $              .86       $              .82                   5%
    Book value                          $            15.22        $            14.10       $            14.05
Capital expenditures                    $       47,531,523        $       42,440,948       $       46,617,590
Acquisitions                            $      321,002,139        $      111,243,000       $       13,192,000
Purchase of treasury stock              $        1,242,634        $       84,269,062       $       39,283,444
Cash flow**                             $      235,222,895        $      207,163,829       $      213,574,688
Return on average equity                             18.9%                     15.9%                    15.9%
Approximate number of stockholders                  10,000                    10,000                   10,000
Number of employees                                 20,445                    18,827                   18,898
==================================================================================================================================

* 1992 net earnings per common share include $565,000 and 1 cent per share, respectively, applicable to the next cumulative effects of changes in accounting principles for the adoption of SFAS 109, "Accounting for Income Taxes" and SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

**   Represents net earnings plus depreciation and amortization.

                         [PHOTO -- SEE EDGAR APPENDIX]

Thomas L. Reece (left) became President and Chief Operating Officer of Dover in May, 1993. He has spent 28 years with Dover as President of three operating companies and as CEO of Dover Resources. Gary L. Roubos (right) remains Dover's Chairman and Chief Executive Officer. The picture in the background is of Thomas C. Sutton, Dover's previous Chairman.
the charges are required by Generally Accepted Accounting Principles (GAAP) for United States companies.
         Our 1993 acquisition program, the companies we acquired, and their financial impact on Dover, are discussed on Page 5. Acquisition activity continues to look promising, at least for the first part of 1994. In January, 1994, our Dover Resources subsidiary purchased Midland Manufacturing, the leading U.S. producer of valves for railroad tank cars and marine barges.

OTHER FINANCIAL EVENTS
In June, 1993, we made a tax-free distribution to shareholders of 100% of the the shares of DOVatron International, the former Dover Electronics. Dover stockholders received one DOVatron share for each 10 Dover shares. The spinoff was motivated by conflicts between the business operations of DOVatron and those of Universal Instruments, DEK and Soltec--all part of our Dover Technologies subsidiary.
         DOVatron had performed well under our ownership and has continued to do so as an independent public company, with its share price reaching a high of about $30 in 1993, in effect adding up to $3 per share to the market value gain achieved by Dover stockholders during the year. Understandably, there has been a substantial rearrangement of shareholdings in DOVatron subsequent to the spinoff, as this company's business and investment profile are quite different from those of Dover Corporation. Accordingly, we do not intend to report further on DOVatron's progress.

FINANCIAL PICTURE STRONG
For the first time in a number of years, the climate in the acquisition marketplace allowed us to invest an amount greater than our internal cash flow. As a result, we suspended our stock repurchase program temporarily and used a portion of our excellent borrowing capacity to help fund our acquisition efforts. Dover ended the year with $331 million of net debt (total debt less cash and securities). This represents approximately 30% of our total capital, which is a conservative level for a company like ours.

DOVER RESOURCES
Dover Resources became our largest independent subsidiary in 1993, from an earnings point of view, as its profits expanded 20% on an 8% increase in sales. These results reflect internal growth, as Dover Resources did not complete any acquisitions in 1993.
         Growth was unevenly spread among Dover Resources' companies, as many of these busi-nesses continued to face difficult markets during the year. Successful new products for the gasoline vapor recovery market helped Blackmer and OPW Fueling Components to achieve record earnings. Strong earnings increases at Norris, Norriseal and Alberta Oil Tool resulted primarily from a restructuring late in 1992, market share gains and expanded export activities.
         Some other companies also achieved gains during the year, including De-Sta-Co, as a result of outstanding domestic performance in its clamp and valve products, and Petro Vend, which benefited from new products and a stronger gasoline retailing market. Several companies whose sales are dependent on the long lead-time capital expenditure programs of their customers had reduced earnings, notably Ronningen-Petter and Wittemann.
         Most Dover Resources company presidents perceive a generally improving market outlook in 1994 and most expect to show a profit gain. This will be necessary if Dover Resources is to stay our largest earning subsidiary in 1994, as we expect there will be vigorous competition for that honor.

DOVER INDUSTRIES
Dover Industries achieved record sales, up 40%, as well as record profits, up 58% from a prior year that had been burdened with a $9 million environmental charge. The acquisition of The Heil Co. and of B&S Services contributed substantially to the sales gain and modestly to the earnings gain. Heil, which is the nation's leading manufacturer of refuse trucks and trailerized tanks, became the largest company in Dover Industries and third largest in Dover Corporation, as its own operations advanced strongly in 1993. Heil had record sales exceeding $200 million, and record earnings as well.
         In addition, eight of Dover Industries' 10 other companies achieved earnings gains, with impressive improvements at Tipper Tie, Groen and Chief Automotive. In each of these three companies, the gains were primarily fueled by management actions involving cost reduction, capital investment and product line expansion, rather than by particularly vibrant market conditions. Profit increases, always welcome at Dover, are especially so when they reflect the skill, energy and initiative of our own people.

DOVER ELEVATOR
Dover Elevator International continued to grapple with extremely weak new-construction markets in North America, as its sales declined by 2% from prior year and profits slipped by 5%. This was a disappointment, as we had begun the year hoping that profits would continue the recovery trend that began in 1992. Service revenue did continue to grow, but at rates below historical norms because of highly competitive market conditions and the reduced volume of new elevators available for conversion to service contracts.
         Most of this segment's profit decline came from Canada and, to a lesser extent, the United Kingdom and related to reduced volumes and profitability of new elevator work, along with the cost of downsizing these activities during the year.
         In the U.S., profits improved modestly, as some companies, notably Miami Elevator and Dover Elevator Systems, achieved gains. The market for new elevator work remained depressed, as it has been since the real estate contraction began in early 1991. As a result, new elevator bookings have been flat across this three-year period.
         We believe that within the markets we have traditionally served, our profit performance is considerably better than our competitors'. Cost and performance improvements are in progress to insure that this continues to be the case. However, we do not expect market conditions in North America and the U.K. to improve meaningfully for several years, and our elevator management is therefore focusing on new areas for potential profit growth. A key objective is to add profitable manufacturing volume to our U.S. and Canadian factories without exacerbating the already intense competition for new elevator work that exists in North America. Several new initiatives are discussed in the Elevator section of this report.

DOVER TECHNOLOGIES
Dover Technologies' income advanced 40%, despite the mid-year spinoff of DOVatron, which was this segment's second largest profit producer in 1992. All Dover Technologies companies showed improvement over the prior year, with particularly strong gains at DEK, Universal Instruments and Quadrant Technologies. At DEK, which specializes in printing equipment used in the assembly of surface mount printed circuit boards, a 40% gain in revenues and a substantially larger gain in profits were fueled by the continued success of its state-of-the-art Model 265 printer.

                               EARNINGS PER SHARE

                      1988                            $2.22
                      1989                             2.28
                      1990                             2.55
                      1991                             2.15
                      1992                             2.24
                      1993                             2.77

                           PROFITABILITY MEASURES (%)

                               After-Tax Operating
                               Return on Investment                      Return on
                             (Definition in Note 15)                     Stockholders' Equity
                             ------------------------                    --------------------
1988                                    31                                       21
1989                                    30                                       19
1990                                    31                                       20
1991                                    25                                       16
1992                                    27                                       16
1993                                    29                                       19

         Universal's gains primarily reflected strong bookings and shipments for thru-hole assembly machines, stemming from a cyclical recovery in this segment of the industry and increases in Universal's market share. Universal's GSM-1 surface mount machine for flexible assembly received a positive acceptance from the marketplace. Universal is now embarked on a program to increase GSM-1 production substantially and reduce production costs, in anticipation of significant new orders in 1994. Despite this product's current poor profitability, its technical success and business potential open up exciting possibilities for Universal in the large and rapidly growing surface mount assembly field.
         Quadrant Technologies, K&L Microwave and Novacap all enjoyed solid profit improvement, with higher margins and considerable further progress in shifting the focus of their businesses from military to commercial applications. The growth in wireless and digital communications is creating new market possibilities for these companies.
         It was an exciting year for Dover Technologies, whose financial results are now beginning to exhibit the potential which we believe is inherent in the technical skills, management capabilities and market potential of this segment of our business.

DOVER DIVERSIFIED
Profits at Dover Diversified advanced 5%, primarily because of the favorable settlement of a contract dispute involving Sargent Controls' work on the Seawolf submarine during 1990-93. The settlement added $11 million to 1993 profits and will add $5 million to revenues in 1994 and 1995 as this program is brought to completion. The settlement reflects customer delays in finalizing designs and shipment schedules, which seriously impacted Sargent Controls' production and cost structure.
         Most of the companies in this segment faced difficult conditions in 1993. Tranter, A-C Compressor and Waukesha Bearings had profit declines. However, Pathway Bellows and Central Research Laboratories achieved record profits. Despite its profit decline, A-C Compressor was nonetheless a bright spot, generating record orders for its long lead-time centrifugal compressors, which should result in record profits in 1994.
         Two important programs completed during 1993 have had the effect of significantly improving Dover Diversified's business outlook for the years ahead. Beginning in 1992, the defense and aerospace operations of Sargent Controls and Sargent Technologies were consolidated in new facilities in Tucson, Arizona. The resulting decrease in cost structure and a sharpened focus on highest value-added products will allow these companies to compete profitably in the depressed defense and aerospace market.
         During the second half of 1993, Dover Diversified completed three acquisitions: Belvac, Phoenix Refrigeration, and Thermal Equipment Co. They will be quite important in 1994, and will help to shift the balance away from defense/aerospace activities, which will now account for only 15% of Dover Diversified's business.

ORGANIZATIONAL CHANGES
Thomas L. Reece was elected President and Chief Operating Officer of Dover Corporation in May, after serving for eight years as President of Dover Resources and for 20 years with Dover, including the presidency of three Dover operating companies. Rudolf J. Herrmann was promoted from President of Rotary Lift to follow Tom as CEO of Dover Resources, and Civacon President Tim Sandker succeeded Rudy at Rotary Lift. James Johnson was recruited as the new President of Civacon. Paul Steffen also joined the Dover organization as President of A-C Compressor, and Dave Davidson rejoined us as President of Sargent Technologies.
         The planned retirement of Joe Gruber from Wittemann, which he built into a world leader during his 33 years with this company, resulted in the appointment of Bill Geiger as President. Michel Buchenau became Managing Director of De-Sta-Co GmbH following Wilfried Ponik's retirement after 30 years of service.
         Cloyd Laporte, Jr. also retired after serving as Dover's legal counsel for 26 years. Robert G. Kuhbach was elected Vice President, General Counsel and Secretary.

OUTLOOK
The recovery from the 1991 recession grew stronger in 1993 and should continue in 1994. With few exceptions, our company presidents indicated in our year-end planning discussions that they saw the potential for earnings gains in 1994. In addition, the companies acquired in 1993 will add more than 30 cents per share to Dover's earnings as a result of being under Dover's ownership for a full year, assuming they only match their 1993 operating profit performance. The growth these companies expect would increase this contribution.
         We are confident that 1994 will see a new earnings record for Dover by a substantial margin, although the percentage gain probably will be less than the very strong 1993 result.


/s/ GARY L. ROUBOS
- ------------------------
Gary L. Roubos
Chairman and
Chief Executive Officer


/s/ THOMAS L. REECE
- ------------------------
Thomas L. Reece
President and
Chief Operating Officer

                                  ACQUISITIONS

IN 1993, DOVER COMPLETED 13 ACQUISITIONS INVOLVING THE INVESTMENT OF APPROXIMATELY $321 MILLION--A RECORD LEVEL OF ACTIVITY BY A WIDE MARGIN.
         DOVER'S ACQUISITIONS FALL BROADLY INTO TWO CATEGORIES:
         STAND ALONE ACQUISITIONS...OF COMPANIES THAT WILL MAINTAIN THEIR OWN UNIQUE IDENTITY AND METHOD OF OPERATION, STANDING ALONE WITHIN ONE OF DOVER'S FIVE INDEPENDENT SUBSIDIARIES; AND
         ADD-ON ACQUISITIONS...OF BUSINESS OR PRODUCT LINES THAT WILL BE ADDITIVE TO THE ACTIVITIES OF AN EXISTING DOVER COMPANY, SOMETIMES BEING FULLY INTEGRATED INTO THE DOVER COMPANY.
         STAND-ALONE ACQUISITIONS TYPICALLY REPRESENT THE LARGEST PORTION OF OUR INVESTMENT--ABOUT $275 MILLION IN 1993--BUT "ADD-ONS" CAN REPRESENT ESPECIALLY REWARDING OPPORTUNITIES BECAUSE OF THE "2+2 MAKES MORE THAN 4" POTENTIAL INHERENT IN SUCH SITUATIONS.
         WITH RESPECT TO STAND-ALONE ACQUISITIONS, DOVER SEEKS HIGH QUALITY COMPANIES THAT MATCH THE FOUR KEY CHARACTERISTICS OF DOVER'S EXISTING COMPANIES--INDUSTRIAL MANUFACTURER, NICHE MARKET LEADER, FINANCIALLY SUCCESSFUL, AND WELL MANAGED BY A TEAM THAT SHARES DOVER'S CUSTOMER-ORIENTED PHILOSOPHY AND THAT WANTS TO CONTINUE TO OPERATE THE BUSINESS POST-ACQUISITION. THESE FOUR CRITERIA ARE FAR MORE IMPORTANT IN OUR VIEW THAN THE PARTICULAR PRODUCTS INVOLVED.
         BECAUSE DOVER VIEWS THE ACQUISITION PROCESS AS ONE OF INVESTING OUR STOCKHOLDERS' MONEY (ALBEIT BEFORE IT PASSES THROUGH ANOTHER LAYER OF TAXATION AS A DIVIDEND), PRICING IS AN IMPORTANT CONSIDERATION. EVEN SO, DOVER TYPICALLY PAYS A SUBSTANTIAL PREMIUM ABOVE BOOK VALUE. UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR U.S. COMPANIES, THIS PREMIUM IS ASSIGNED TO ASSETS AND, OVER TIME, IS CHARGED AS EXPENSE IN CALCULATING DOVER'S EARNINGS.
         IN 1993, WE CHARGED EARNINGS APPROXIMATELY $.56 PER SHARE RELATING TO THESE PREMIUMS IN CALCULATING OUR EPSOF $2.77. DURING 1994 THIS IS SCHEDULED TO DECLINE TO $.48 PER SHARE FOR ALL ACQUISITIONS COMPLETED PRIOR TO JANUARY 1, 1994.
         THE COMPANIES ACQUIRED IN 1993, AS A GROUP, HAD PRO FORMA CALENDAR YEAR 1993 SALES OF OVER $393 MILLION WITH OPERATING INCOME OF ABOUT $60 MILLION. DOVER'S LESS-THAN FULL YEAR OWNERSHIP, THE COST OF FINANCING, AND THE WRITE-OFF OF ACQUISITION PREMIUMS RESULTED IN A NET CONTRIBUTION TO DOVER'S EPS OF ONLY $.05 IN 1993. ACHIEVEMENT BY THESE COMPANIES IN 1994 OF THEIR 1993 LEVEL OF OPERATING INCOME WOULD RESULT IN A FURTHER EPS CONTRIBUTION OF APPROXIMATELY $.30 PER SHARE.

- -------------------------------------------------------------------------------
                            STAND ALONE ACQUISITIONS
HEIL
Leading U.S. manufacturer of refuse collection trucks and trailerized tanks.

BELVAC
World's leading manufacturer of certain types of can-making machinery.

PHOENIX REFRIGERATION
#2 U.S. factor in refrigeration equipment for supermarkets.

THERMAL EQUIPMENT
Leading U.S. manufacturer of large autoclaves and participant in industrial cleaning equipment market.

B&S
World's leading manufacturer of Brown & Sharpe screw machine parts.
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                              ADD-ON ACQUISITIONS

DYNAPERT
Thru-hole assembly equipment businesses acquired by Universal Instruments.

J&L TANK
Additive to Heil's trailerized tank business.

LIFT SERVICE AND MONTAGE
ATLANTA ELEVATOR/
VIKING ELEVATOR
Regional service companies additive to several DEI elevator businesses.

RICHLAND MANUFACTURING
Metal fabricator additive to PathwayBellows.

EG&G FREQUENCY PRODUCTS
Oscillator product line additive to Quadrant Technologies'
Oscillatek business.

GLOBAL EQUIPMENT
Manufacturer of compactors and balers additive to Marathon Equipment.
- ------------------------------------------------------------------------------

WE WELCOME THE EMPLOYEES OF THESE COMPANIES, PLEASED THAT THEIR LEADERS HAVE CHOSEN TO JOIN THE DOVER FAMILY AND CONFIDENT THAT THIS ASSOCIATION WILL PROVE REWARDING TO THEM AND TO DOVER'S STOCKHOLDERS.

                                DOVER RESOURCES

DOVER RESOURCES ACHIEVED A 20% GROWTH IN EARNINGS IN 1993, AS BOTH PROFITS AND SALES ROSE TO RECORD LEVELS. LAST YEAR'S ANNUAL REPORT NOTED THAT TO EARN RECORD PROFITS IN 1993 WOULD REQUIRE THAT MOST THINGS GO RIGHT, WITH NO "SURPRISES." THE ONLY BIG SURPRISE WAS THE STRENGTH OF THE VACUUM-ASSISTED GASOLINE VAPOR RECOVERY MARKET AND THE TREMENDOUS SUCCESS OF OPW FUELING COMPONENTS AND BLACKMER PUMP IN PENETRATING THIS NEW MARKET SUCCESSFULLY. THIS PROVIDED THE LARGEST PORTION OF DOVER RESOURCES' PROFIT GAIN.

The second largest factor in the strong earnings rebound was an improvement in three companies that manufacture equipment for oilfield production. Alberta Oil Tool, Norris, and Norriseal all had significant

                         OPERATING EARNINGS (MILLIONS)

                        1989                          57
                        1990                          66
                        1991                          62
                        1992                          59
                        1993                          70

                              After-Tax Operating
                              Return on Investment
                            (Definition in Note 15)

                                                        %
                                                        -
                        1989                           32
                        1990                           34
                        1991                           28
                        1992                           26
                        1993                           32


profit improvements driven by cost reductions, by restructuring and by export success, as the domestic market for their products showed only modest gains.
         Dover Resources' other 10 companies were evenly divided between profit advances and declines, reflecting the crosscurrents of forces affecting the U.S. economy.

SUCCESS IN THE ASSISTED
VAPOR RECOVERY MARKET
New products introduced by Blackmer Pump and OPW Fueling Components in 1992 and 1993 won market-leading positions during the year as gasoline retailers and dispenser manufacturers shifted their emphasis to assisted vapor recovery gasoline dispensing. This consumer-friendly technology has become the most popular choice where meeting federal clean air standards requires reducing the vapors emitted in auto refueling. Both Blackmer and OPW Fueling Components achieved record sales of their pump and nozzle products and set new earnings records. Strong vapor recovery sales at OPW also helped to pull other products through the distribution pipeline, leading to an overall 30% sales gain.

RESTRUCTURING A SUCCESS
IN OILFIELD
The movement of Norris's butterfly valve product line to Houston-based Norriseal and the restructuring of Norris's involvement in the downhole pump market, described in last year's annual report, helped both of these companies achieve large earnings gains in 1993. Norris was also successful in improving its leading domestic market share of sucker rods. AOT's experience with cold-weather oil production conditions helped to improve its exports to Russia, resulting in a strong earnings gain at that company.

                        [PHOTO -- SEE EDGAR APPENDIX]

         The market for oilfield production equipment remained very competitive in 1993, causing several sucker rod manufacturers to eliminate or reduce their factory operations. Although the recent drop in the price of oil represents a serious challenge to these three businesses in 1994, it could also have the positive effect of accelerating the withdrawal of excess capacity from the industry.

OTHER COMPANIES SHOW
GAINS
De-Sta-Co reversed a two-year decline with an earnings gain to near-record levels, reflecting the strength of its domestic clamp and compressor valve businesses. The company improved its position in the domestic clamp market, particularly for automotive power clamps, and benefited from an increase in demand for air conditioning compressors, of which its market-leading valves are a key component. These positive forces overcame the continued slowness of De-Sta-Co GmbH in Germany, amid the ongoing European recession.
         Petro Vend enjoyed a substantial sales and profit recovery after a disappointing year in 1992. New keycard products and improved market demand fueled the gains.
         Duncan Parking Systems improved its operating profits by maintaining its market-leading position in mechanical meters in North America and continuing its focus on cost reduction. Its re-introduced all-

- -------------------------------
Bob Connor (left), President of
OPW Fueling Components, and
Tom Spangrud (center), President
of Blackmer, display new vapor
assist nozzles and pumps as Rudy
Herrmann, CEO of Dover Resources,
looks on. Both companies secured
leading market shares for these
products.

electronic meter functioned well and is meeting with growing customer acceptance. This technology and other new, parking-related products developed by Duncan could propel the company to profit records in 1994 and 1995.
         C. Lee Cook and Stark Manufacturing maintained their earnings levels on slight sales gains. Both companies improved cost structures, introduced new products and implemented successful marketing efforts that could lead to larger gains in 1994.

DECLINES AT FOUR COMPANIES
Four companies that had record or near-record earnings in 1992 fell short of those marks in 1993. At Wittemann, a sluggish market for its CO2 recovery systems and intense price competition from European companies reduced sales and profits compared to its record-setting prior year's results. Similarly, a softer-than-expected domestic market impacted both Civacon and OPW Engineered Systems, both of which had set earnings records in 1992.
         At Ronningen-Petter, earnings remained weak by historical standards because of continuing excess capacity in the paper industry, which is a major market for the company's filtration equipment, and because of the absence of large orders for its refinery equipment, which had fueled its strong 1992 results.

ACQUISITION COMPLETED
Dover Resources did not complete an acquisition in 1993, but became the first of Dover's five independent subsidiaries to complete an acquisition in 1994. Midland Manufacturing, acquired January 3, 1994, is the leading U.S. manufacturer of valves used on railway tank cars and marine barges. It will continue to operate under the direction of its previous owner/managers, with Jerry Portis as President.

OUTLOOK
Most Dover Resources companies foresee profit gains in 1994. However, at Blackmer and OPW Fueling Components, increased competition and fewer new mandated vapor recovery programs are likely to forestall further earnings records. The oilfield equipment companies may also be impacted by the current low price of oil. The addition of Midland should increase Dover Resources' reported earnings, despite normal acquisition-related write-offs. A further gain in segment earnings seems achievable, although probably not of the magnitude achieved in 1993.


                           DOVER RESOURCES' COMPANIES

1   DE-STA-CO
    William D. Rogerson, President
    Products: Reed valves for
    compressors; Toggle clamps;
    Workholding devices
    DE-STA-CO, GMBH (GERMANY)
    Michel Buchenau,
    Managing Director
    DE-STA-CO (ASIA)
    Alan Drake, Managing Director

1   RONNINGEN-PETTER
    Danny K. Kaiser, President
    Products: Liquid filtration
    systems
    R-P PRODUCTS
    Barry Bowen, General Manager

1   STARK MANUFACTURING
    Richard Dawson, President
    Products: Specialized aluminum
    and copper tubing and
    manifold assemblies

1   DUNCAN PARKING SYSTEMS
    Richard Farrell, President
    Products: Parking meters

1   BLACKMER
    Thomas S. Spangrud, President
    Products: Rotary P.D. pumps
    for delivery of fuel oil, propane,
    and industrial products

1   C. LEE COOK
    David Jackson, President
    Products: Piston rings,
    packings and valves for natural
    gas compressors; Repair
    services
    COMPRESSOR COMPONENTS
    Wayne E. Elder,
    Vice President and
    General Manager
    Cook Manley
    Gerald W. Sanderlin,
    Vice President and
    General Manager

1   WITTEMANN
    William Geiger, President
    Products: CO2 recovery
    systems

1   ALBERTA OIL TOOL (CANADA)
    James R. Kosh, President
    Products: Sucker rods,
    fittings, valves, controls

1   NORRIS
    James L. Mitchell, President
    Products: Sucker rods,
    couplings, subsurface oil
    pumps; Valves and fittings

1   NORRISEAL CONTROLS
    Larry J. Renaud, President
    Products: Norriseal valves;
    Well controllers;
    Piston Lift Systems
    FERGUSON-BEAUREGARD/
    LOGIC CONTROLS
    Pat Quinn, President

1   OPW FUELING COMPONENTS
    Robert Conner, President
    Products: Gasoline nozzles,
    fittings and valves
    INDUSTRIAL DIVISION (CANADA)
    Robert W. Pearson, President

1   OPW ENGINEERED SYSTEMS
    Tom Niehaus, President
    Products: Loading arms,
    swivels, sight flow indicators

1   CIVACON
    James Johnson, President
    Products: Kam-Loks,
    Kamvaloks and transport tank
    monitoring and control
    systems

1   PETRO VEND
    Doug Stewart, President
    Products: Key/card control
    systems, tank monitors

    I.S.T. GMBH (GERMANY)
    Nico Visser,
    Managing Director
    Products: Pigging Systems

Numbers indicate market position

                                DOVER INDUSTRIES

PROFITS AT DOVER INDUSTRIES ADVANCED 58% TO A RECORD LEVEL, HELPED BY CONTINUING STRONG INTERNAL GROWTH, BY THE ABSENCE OF AN ENVIRONMENTAL CHARGE THAT REDUCED 1992 PROFITS, AND BY THE ACQUISITION OF THE HEIL CO. AND B&S SERVICES.

Most of the 12 individual Dover Industries companies achieved earnings growth during the year, with Heil, Tipper Tie and Texas Hydraulics setting new records.
  The 10 companies that have been part of the Dover Industries segment throughout the 1991-93 period enjoyed

                         OPERATING  EARNINGS (MILLIONS)
                     (Excluding 1992 Environmental Charge)

                   1989                                   48
                   1990                                   50
                   1991                                   38
                   1992                                   47
                   1993                                   60

                              After-Tax Operating
                              Return on Investment
                     (Excluding 1992 Environmental Charge)
                            (Definition in Note 15)

                                                            %
                                                            -
                   1989                                    33
                   1990                                    34
                   1991                                    27
                   1992                                    34
                   1993                                    34

their second year of recovery from the 1991 recession, with earnings advancing 12% in 1992 and 14% in 1993. Six of these companies have now exceeded their pre-recession 1990 earnings levels.

FOOD EQUIPMENT COMPANIES
GROW STRONGER
Groen, Tipper Tie and Randell, which serve the food service equipment and packaging markets, all performed well in 1993, with Groen and Tipper Tie achieving major earnings gains and Randell falling short of its outstanding year of 1992. Combined profits of the three companies advanced more than 25%. Their presidents, together with Dover Industries CEO Lew Burns, are pictured here with new products made by Groen at its expanded Jackson, Mississippi plant.
     Randell and Groen both expanded manufacturing capacity, with Groen's new fabrication center, shown here, an especially innovative investment.

PROFIT GAINS AT OTHER
COMPANIES
Chief Automotive substantially improved its earnings despite continuing weakness in the market for its top-of-the-line EZ Liner product. A new emphasis on measuring equipment, on international markets, and on other types of frame-straightening equipment --augmented by products acquired from Continental Manufacturing in 1992--were the key factors in Chief's success. A reorganization of Chief's marketing program has added to the company's channels of distribution and reduced its dependence on a rental/lease program.
     Texas Hydraulics' focus on value-adding, specially engineered hydraulic cylinders and its continued reduction of non-value-added production costs resulted in record earnings on higher sales. At Rotary Lift, sales advanced modestly while profits were flat, as the company reduced manufacturing costs and maintained its market-leading position in the automotive service lift business. This market grew increasingly price-competitive during 1993, with new entrants and cheaper products gaining some market share. Rotary Lift plans to respond to these problems in 1994 with more value-added products, further cost reductions and a tougher competitive posture in the marketplace.
     Marathon continued its profit recovery, as new products and stronger marketing efforts increased sales by more than 15%. Far and away the leading producer of rolloff-compactors, Marathon also increased its penetration of the vertical and horizontal baler markets. Capital spending in the solid waste industry has been sluggish for several years and Marathon's gains reflect its aggressive engineering and marketing programs.
     Bernard's profits rebounded to near-record levels, aided by some improvement in industry-wide demand for welding products, and by the sucess of new additions to both the Weldcraft and Bernard product lines.
     At Davenport, profit recovery continued as a result of the strengthening of the housing and automotive markets, where demand for new Davenport screw machines improved and increased machine usage led to increased orders for replacement parts. Davenport reorganized internally into separate new machine and replacement parts business units in order to sharpen the company's focus and reduce costs.

TWO COMPANIES DECLINE
After substantial profit increases in 1992, both Randell and Dieterich Standard fell back in 1993 to lower levels. Both businesses performed extremely well and continued their programs to reduce costs on existing products and to expand their product and customer bases. Each company forecasts improved profits in 1994.

NEW ACQUISITIONS
PERFORM WELL
Heil, acquired in mid-1993, achieved important growth in sales and operating profits. Sales improved for solid waste disposal products and particularly for trailerized tanks. Strong market demand for petroleum and dry-bulk tankers, along with market share improvement, set the stage for two expansion moves subsequent to Dover's acquisition of the company--the purchase of J & L Tank in August, and the expansion of Heil's Athens, Tennessee facility, which began in November.

                         [PHOTO -- SEE EDGAR APPENDIX]


Lew Burns (left), CEO of Dover Industries with the Presidents of Dover Industries' three food-related companies--Louise O'Sullivan (Groen), Chuck
Heard (Tipper Tie) and Lynn Bay (Randell). A new automated fabrication center, background, produces parts for Groen's HyPerSteam TM, a highly successful new product.
- ------------------------------------------------------------------------------

Heil expects continuing growth in 1994. Its sales of more than $200 million make it Dover Industries' largest company by a substantial margin.
     Dover Industries' smallest company, newly acquired B&S, also had a successful first year in 1993. This company was created by the combination of the former Brown & Sharpe screw machine replacement parts business with Plymslade Services, Ltd., whose management assumed overall direction of the enterprise. The company has established itself as the leading and most reliable supplier of replacement parts for the widely used Brown & Sharpe machines.
     These companies added over $100 million to Dover Industries' sales in 1993 and almost $6 million to segment income after acquisition costs. Assuming identical operating performance in 1994, they will add a further $100 million in sales and $13 million in earnings to 1994 segment results.

OUTLOOK
The addition of Heil and B&S for a full year in 1994, and the internal growth expected at many Dover Industries companies, should combine for a substantial profit increase in 1994, possibly positioning Dover Industries as the largest profit producer among Dover's five market segments.


                          DOVER INDUSTRIES' COMPANIES

1    HEIL CO.
     Lawrence F. Gray, Sr.,
     President
     Products: Refuse collecting
     vehicles; trailerized tanks,
     dump bodies

1    MARATHON EQUIPMENT
     Grant Fenner, President
     Products: Solid waste
     compaction, transporting,
     and recycling equipment

1    TIPPER TIE
     Charles M. Heard, President
     Products: Clip closures,
     packaging systems and wire
     products

1    ROTARY LIFT
     Tim Sandker, President
     Products: Automotive lifts and
     alignment racks

1    GROEN
     Louise E. O'Sullivan, President
     Products: Commercial food
     service cooking equipment/
     industrial processing equipment
     AMERICAN METAL WARE
     Gerrid Reice, President
     Products: Coffee brewing
     equipment

1    CHIEF AUTOMOTIVE SYSTEMS
     James Aylward, President
     Products: Auto collision
     measuring and repair systems

2    RANDELL
     Lynn Bay, President
     Products:Commercial
     refrigeration; Food service
     preparation and holding
     equipment; Conveyorized
     pizza ovens

2    BERNARD/WELDCRAFT
     A. Patrick Cunningham,
     President
     Products: MIG and TIG
     welding torches, water
     circulators, and plasma
     cutting products

1    DIETERICH STANDARD
     Eugene M. Shanahan,
     President
     Products: Annubar(R) flow
     sensors

1    TEXAS HYDRAULICS
     Nick Petelski, President
     Products: Specialty hydraulic
     cylinders

1    DAVENPORT
     Charles F. Reed, President
     Products: Multi-spindle screw
     machines and attachments

1    B&S LTD (U.K.)
     Jonathan D. Catterall,
     President
     Products: Screw machine
     repair parts

Numbers indicate market position

                                 DOVER ELEVATOR
                              INTERNATIONAL, INC.

CONTRARY TO THE EXPECTATION EXPRESSED IN LAST YEAR'S ANNUAL REPORT, PROFITS AT DOVER ELEVATOR INTERNATIONAL FELL MODESTLY, RATHER THAN INCREASING. PROFITS DID RISE IN THE U.S., AS HIGHER SERVICE REVENUES AND COST REDUCTIONS MORE THAN OFFSET THE EFFECTS OF CONTINUED WEAKNESS IN THE NEW ELEVATOR MARKET AND SOME CONSTRUCTION OVERRUNS.

However, we misjudged the extent of the new elevator downturn in international markets--especially in Canada, where Dover has historically been the market leader in new construction. Profits in the U.K. and Canada declined by more than $4 million.

                              OPERATING EARNINGS


                                                        (Millions)
                                                        ----------
             1989                                            89
             1990                                            96
             1991                                            58
             1992                                            59
             1993                                            56

                              After-Tax Operating
                              Return on Investment
                            (Definition in Note 15)

                                                              %
                                                              -
               1989                                          43
               1990                                          43
               1991                                          26
               1992                                          26
               1993                                          25


DOMESTIC COMPANIES
SHOW GAINS
Domestic profits improved as our two largest companies, Dover Elevator (U.S.) and Miami Elevator, achieved profit gains for the second year in a row. Lagerquist also showed a gain, with Sound Elevator, General Elevator and Security Elevator coming close to their prior-year performances. New elevator volume declined for all domestic companies and profits were negatively impacted by cost overruns on several projects, notably in Los Angeles and New York. Management and/or program changes in these cities should lead to better results in 1994, although the potential for job cost overruns remains high as a result of tight, competitive pricing.
   Service revenues and profits continued to advance but at a slower rate than anticipated. Price competition for renewal business intensified and an increasing number of customers elected not to sign service contracts, or to do so for only a portion of their equipment, as real estate operators continued to be strapped for cash. Cost reduction and efficiency improvement were therefore particularly important in 1993 to enable DEI to maintain profit margins.

PROFITS DECLINE FURTHER IN
CANADA AND THE U.K.
At Hammond & Champness, Ltd., profits again declined, as a result of costs incurred to downsize further its new elevator activities, and because of price pressure on modernization/major repair activities, as new construction-oriented competitors increased their activities in this segment of the market. H & C continued to be the U.K.'s most successful national service company. Increasing volume in this area, continued expansion of its German operations and the reduction of new elevator activities are expected to reverse H & C's profit decline in 1994.
   In Canada, the weakness in the new elevator market and higher-than-anticipated costs impacted profits severely. We believe that the new elevator side of the business in this market has now bottomed, which should allow the continued service growth we expect in 1994 to create a modest profit recovery. Dover Canada achieved record profits during the building boom of 1988-90 as a result of strong participation in the high rise office market, but profits now have retreated by more than two-thirds.
   Factory and field construction capabilities in Canada currently are substantially under-utilized. This is a problem inherent in cyclical markets and Dover Canada is working hard to reduce costs while improving volume, including exports and two new joint ventures described below.

NEW INITIATIVES
Traditionally, Dover Elevator International has primarily based its business on the new elevator markets in Canada and the U.S., and the service markets in those two countries and in the U.K. The poor outlook for new elevator construction in all three of these countries has led to an acceleration of the development of initiatives to expand DEI's strategic horizons. These include:

* EXPORTS FROM NORTH AMERICAN FACTORIES.
Increased emphasis on international sales has improved export bookings by more than 20% in each of the last three years. The small geared traction machine pictured here, a broadened distributor organization, and increased marketing support should continue this growth.

*  JOINT VENTURES.
Dover Canada has negotiated joint venture agreements with a Prague-based service company and with an Asian company for distribution in China. Dover Elevator (U.S.) is working to develop a joint venture production agreement within China.

*  ACQUISITIONS.
Purchase of regional service companies continued with the acquisition of Lift Service und Montage in Germany, and Viking Elevator and Atlanta Elevator in the U.S.

*  NEW PRODUCTS.
In addition to developing products for export markets, Dover Elevator (U.S.) plans to launch new elevator products in 1994 for home and accessibility applications.
These initiatives are designed to improve manufacturing vol-

- -----------------------------------------------------------------------------
John Apple (left), CEO of Dover Elevator International, with the three company Presidents most involved in DEI's international expansion--Hap Hamilton (Dover Elevator Systems), Nigel Davis (Hammond & Champness) and Bill Wilkinson (Dover Elevator, Canada). The pictured SG elevator with VVVF drive system was developed for applications in Europe, Latin America, the Middle East and Asia.

ume without putting further pressure on construction prices in Dover's traditional markets. In addition, factory cost reduction, operating expense control and field efficiency improvement continue to be emphasized within Dover's traditional businesses.

OUTLOOK
There are few signs of renewed elevator growth in the construction markets of North America and the U.K. However, these markets do appear to have bottomed, and we believe our exposure to cost overruns has been reduced through efforts in 1993 to curtail overly aggressive pricing. Service revenues should increase further in 1994, despite the competitive market conditions. At least some of the new initiatives will also begin to add to revenue and profit growth in 1994. The most likely outlook is for a modest improvement in profits next year, with a rather low probability of a major swing in either direction.

                  DOVER ELEVATOR INTERNATIONAL, INC. COMPANIES

1  DOVER ELEVATOR SYSTEMS
   L.E. Hamilton, President
   Products: Design and
   manufacture of hydraulic
   and traction elevators
   DOVER ELEVATOR SERVICE
   OF PUERTO RICO INC.
   Carlos R. Arias,
   Managing Director
   Products: Elevator service,
   repair and modernization

   DOVER ELEVATOR COMPANY
   L.E. Hamilton, President
   Products: Elevator sales,
   installation, service, repair
   and modernization

   GENERAL ELEVATOR COMPANY
   Michael T. McInnis, President
   Products: Elevator sales,
   installation, service, repair
   and modernization

   MIAMI ELEVATOR COMPANIES
   Gary S. Bailey;
   Stephen M. Bailey, Presidents
   Products: Elevator sales,
   installation, service, repair
   and modernization
   LAGERQUIST CORPORATION
   ARIZONA ELEVATOR

   SOUND ELEVATOR COMPANY
   Donald C. Dana, President
   Products: Elevator sales,
   installation, service, repair
   and modernization

   SECURITY ELEVATOR COMPANY
   Paul T. Beisser, Jr., President
   Products: Elevator sales,
   installation, service, repair
   and modernization

1  DOVER ELEVATOR DIVISION
   (CANADA)
   William N. Wilkinson,
   President
   Products: Design and
   manufacture of elevators;
   Sales, installation, service,
   repair and modernization

3  HAMMOND & CHAMPNESS,
   LTD (U.K.)
   Nigel P. Davis,
   Managing Director
   Products: Design and
   manufacture of elevators;
   Sales, installation, service,
   repair and modernization
   AAW GMBH (GERMANY)
   J. Arndt, I. Preuss,
   Geschaftsfuhrers
   Products: Elevator service,
   repair and modernization
   CHRISTIAN HEIN, GMBH
   (GERMANY)
   Christian Hein,
   Geschaftsfuhrer
   Products: Design and
   manufacture of elevators;
   Sales, installation, service,
   repair and modernization
   LIFTSERVICE UND MONTAGE
   GMBH (GERMANY)
   Manfred Bredel, Armin
   Bournon, Waldemar
   Philipp,Geschaftsfuhrers
   Products: Design and
   manufacture of elevators;
   Sales, installation, service,
   repair and modernization

Numbers indicate market position


                         [PHOTO -- SEE EDGAR APPENDIX]

                               DOVER TECHNOLOGIES

DOVER TECHNOLOGIES ACHIEVED A 40% GROWTH IN PROFITS IN 1993, AS ALL OF ITS COMPANIES SHOWED IMPROVEMENTS IN OPERATING INCOME. VECTRON, ACQUIRED IN MID-1992, CONTRIBUTED TO EARNINGS FOR A FULL YEAR, WITH SMALLER WRITE-OFFS OF ACQUISITION PREMIUMS, DRAMATICALLY IMPROVING THE PROFIT CONTRIBUTION FROM QUADRANT TECHNOLOGIES. THIS HELPED TO OFFSET THE LOSS OF INCOME RESULTING FROM THE SPINOFF OF DOVATRON, FORMERLY DOVER ELECTRONICS, AND A $4.5 MILLION COST TO SETTLE A LAWSUIT.

Operating income at ongoing Dover Technologies companies improved by more than 60%, with the largest dollar gains achieved at Universal Instruments and DEK. Both of those companies benefited from increased capital spending for

                         OPERATING EARNINGS (MILLIONS)

                    1989                        30
                    1990                        28
                    1991                        27
                    1992                        30
                    1993                        42

                              After-Tax Operating
                              Return on Investment
                            (Definition in Note 15)

                                                 %
                                                 -
                    1989                        14
                    1990                        15
                    1991                        15
                    1992                        16
                    1993                        18

electronic production equipment, and from the introduction of important new products for the assembly of surface mount technology circuit boards.
   Dover Technologies' 1993 sales advanced only 6% compared with 1992, but excluding DOVatron revenues for both years, the increase would have been 29%. On a similar basis, bookings showed a 32% increase.

PROGRESS IN COMMUNICATIONS
AND COMPONENT COMPANIES
Quadrant Technologies, K&L Microwave and Novacap each showed solid income improvement on a sales gain of 40% to a total over $100 million. Approximately two-thirds of this sales gain resulted from the inclusion of Vectron in Quadrant Technologies for a full year. Higher volumes, effective cost control and introduction of new products led to improved margins at each of the companies. Both K&L Microwave and Quadrant Technologies continued to increase their penetration of commercial markets and to reduce the importance of defense programs.
   Novacap had its best profit performance in five years, as a result of the strong market for ceramic capacitors, the company's focus on difficult-to-make, high-value products, and initial sales from newly developed tape technology.

UNIVERSAL SHOWS STRENGTH
Universal's sales grew over 20%, fueling a 50% rise in operating income. Bookings showed even greater progress, growing more than 30%. The increase reflected Universal's best year since 1988 for orders for thru-hole technology equipment, along with sharply improved performance in the newer surface mount technology area.
   The strong thru-hole performance derived from three factors: a more vigorous market, gains in market share generated by Universal's development of enhanced capabilities for this mature product line,


                         [PHOTO -- SEE EDGAR APPENDIX]
and the acquisition late in the year of Dynapert.
   Universal's 1993 thru-hole business proved to be significantly stronger than had been expected at the start of the year. After a third quarter dip, fourth quarter orders for these products rebounded, which is encouraging. While the Dynapert acquisition will be helpful in 1994, this market has been extremely difficult to predict and the prospects for an equally rewarding 1994 are uncertain.
   In the surface mount area, Universal's new GSM-1 machine for fine-pitch placement and flexible assembly achieved significant market success. Repeat orders from major customers and strong-than-anticipated indications of 1994 interest are putting pressure on Universal to accelerate production schedules.
   From a performance and customer value perspective, the GSM-1 machine is Universal's first internally developed major success in the surface mount market. Together with high speed machines produced by an OEM partner and DEK's screen printing machine, Dover Technologies can now offer a formidable combination of equipment for surface mount production lines--a field still dominated by Japanese producers. As is frequently the case with new machines, margins on the GSM-1 are low

- -----------------------------------------------------------------------------
John Pomery (center), CEO of Dover Technologies, with John Knowles (left), President of DEK, and Gerhard Meese (right), President of Universal Instruments, stand proudly before two world-class surface mount assembly products--DEK's Model 265 Screen Printer and Universal's GSM-1 assembly machine.

and Universal faces an important challenge in 1994 to reduce costs and make this product a commercial, as well as a marketing and engineering, success. The increase in production volumes should be helpful in this regard.

DEK MAKES IMPRESSIVE
GAINS
After suffering a loss in 1991 as a result of declining sales in a recessionary environment, coupled with the high cost of developing a major new product, DEK rebounded to profitability in 1992 and more than doubled its profits in 1993, as sales advanced to twice their level of only two years ago.
   DEK's gamble in the new product arena has resulted in screen printing machines whose high accuracy, reliability and through-put have made DEK's machines world leaders. Substantial reorganization of internal operations, with a focus on just-in-time and cellular production methods, has also improved DEK's costs and reduced its customer lead time, with both of these factors contributing to improved margins. DEK expects to launch further enhancements of its product line during 1994.
   Soltec has thus far had less dramatic success in its soldering machine specialty, but cost rationalizations have allowed the company to remain profitable, even as it has invested heavily in new technology. The company's new line of reflow soldering machines should result in increased business in 1994, adding to its market-leading position in wave soldering.

OUTLOOK
Dover Technologies is confident of a further gain in profits in 1994, based upon the expectation that capital spending within the electronic industry will remain strong. A critical factor in the size of the profit improvement will be Universal's ability to increase production of its GSM-1 machines while simultaneously improving margins. The difficulty of accurately projecting the size of the thru-hole equipment market adds an element of uncertainty to what is, on balance, a very promising outlook.


                         DOVER TECHNOLOGIES' COMPANIES

1   UNIVERSAL INSTRUMENTS
    CORPORATION
    Gerhard Meese, President
    Products: Automated assembly
    equipment for printed circuit
    boards

3   SOLTEC, B.V. (NETHERLANDS)
    Michiel van Schaik,
    Managing Director
    Products: Automated soldering
    and board handling equipment

1   DEK PRINTING MACHINES LTD
    (U.K.)
    John B. Knowles,
    Managing Director
    Products: Screen printers for
    hybrid and printed circuits

1   K&L MICROWAVE
    Charles Schaub, President
    Products: Microwave/
    R.F. filters

1   QUADRANT TECHNOLOGIES
    Terence W. Ede, President
    COMMUNICATION TECHNIQUES
    Ian Crossley,
    General Manager
    Products: Microwave
    frequency sources
    OSCILLATEK
    Ronald Stephens, President
    Products: Crystal oscillators
    MEASUREMENT SYSTEMS
    Sal Lucci, General Manager
    Products: Manual tracking
    positioning controls
    DIELECTRIC LABORATORIES
    Bruce Semans,
    General Manager
    Products: High frequency
    capacitors; Substrates
    VECTRON
    Terence W. Ede, President
    Products: Crystal oscillators

3   NOVACAP
    Dr. Andre P. Galliath,
    President
    Products: Multi-layer ceramic
    capacitors

Numbers indicate market position

                               DOVER DIVERSIFIED

DOVER DIVERSIFIED MANAGED TO ACHIEVE RECORD REPORTED EARNINGS DESPITE OPERATING PROFIT DECLINES AT SEVERAL MAJOR BUSINESSES. ACQUISITIONS AND IMPROVED BOOKINGS FOR LONG LEAD-TIME EQUIPMENT CREATED THE OPPORTUNITY FOR A SIGNIFICANT FURTHER INCREASE IN REPORTED EARNINGS FOR 1994.

SARGENT CONTROLS RESOLVES
CONTRACT DISPUTE
The key factor in this year's profit increase was Sargent Controls' successful settlement of a contract claim involving delays in its work for the SSN21/22 Seawolf submarines. Design and procure-

                         OPERATING EARNINGS (MILLIONS)

                        1989                         31
                        1990                         36
                        1991                         36
                        1992                         37
                        1993                         39

                              After-Tax Operating
                              Return on Investment
                            (Definition in Note 15)

                                                      %
                                                     -
                        1989                        34
                        1990                        34
                        1991                        32
                        1992                        45
                        1993                        47


ment timing changes imposed by the customer led to substantial extra costs at Sargent Controls during the 1991-93 period. The matter was resolved in late 1993 with a $16.2 million settlement, of which $11.4 million was reflected in 1993 income. The $4.8 million balance will be included in 1994 and 1995 income as valve shipments for the two submarines are completed.
   Sargent Controls has contributed significantly to the U.S. Navy's submarine program over the years with its specially designed and highly reliable silent valves, which are incorporated in most nuclear submarine hydraulic systems. While the settlement only partially redressed the historical cost situation, it should lead to profitable operation in 1994 and 1995. Sargent Controls is continuing to seek alternative products because of the longer-term uncertainties about the Navy's submarine building program.
   The consolidation of Sargent Aerospace and Precision Kinetics/Kahr Bearing into new facilities in Tucson was completed successfully, and the newly created company--Sargent Technologies--became profitable during the second half of the year. The establishment of lower cost manufacturing will make Sargent Technologies and Sargent Controls more competitive in the defense/aerospace market, which is especially important, since this area is expected to remain depressed for at least the next several years.

PROFITS LOWER AT SEVERAL
KEY COMPANIES
Profits declined at Tranter, A-C Compressor and Waukesha Bearings, which had been Dover Diversified's three largest profit producers in 1992. The drop at Waukesha and Tranter reflected sales declines in weaker markets. A-C Compressor had less after-market business than expected, and lower shipments of its long lead new compressors because of reduced 1992 bookings. However, A-C Compressor's improved international sales effort and better penetration of the gas processing market led to a significant increase in new bookings during the year. This could lead to record sales and earnings in 1994.
   Waukesha also anticipates improvement in 1994, while Tranter, whose 1993 profit decline interrupted nine consecutive years of earnings gains, will focus on costs, market share and international opportunities, as it expects the domestic market for its heat transfer equipment to remain soft.

PATHWAY BELLOWS AND CRL
SET RECORDS
Pathway Bellows and Central Research Laboratories achieved solid earnings gains in 1993, with both companies setting profit records. Pathway maintained its leadership position in the metal bellows market and continued to compete successfully for international projects and for on-site service work. A new product, developed quickly to respond to a customer problem, led to more than $4 million in sales in 1993 and earned Pathway's management group the photo opportunity on the next page.
   At CRL, strong shipments of remote manipulators for nuclear applications, new products for the leather tanning industry and reduced costs were the keys to success. While Pathway expects further profit gains in 1994, CRL anticipates a temporary dip in nuclear manipulator project opportunities, which will probably reduce profits next year.

THREE MAJOR ACQUISITIONS
Dover Diversified's acquisition of Belvac Machinery, Phoenix Refrigeration and Thermal Equipment Company added significantly to the size of Dover Diversified and to its future earnings potential. As a result of acquisition completion dates late in the year and the write-off of acquisition-related costs, businesses acquired in 1993, including Pathway's add-on acquisition of Richland, added only $36 million to segment sales and $3.8 million to segment earn-

- -----------------------------------------------------------------------------
Jerry Yochum (right), CEO of Dover Diversified, and Keith Cole (center), President of Pathway Bellows, with Bob Town, Business Unit Manager for Pathway's fabric expansion joint products. Bob's group developed the pictured gas turbine exhaust system for the GE Frame 7-F Turbine, leading to $4 million of new business for Pathway in 1993.

ings. Assuming these companies operate in 1994 at the same levels as in 1993, they will contribute about $100 million more to sales and $20 million more to segment earnings. Belvac, Thermal Equipment and Phoenix Refrigeration are leaders in their product markets, and will continue with the same management teams that have already made them successful.

OUTLOOK
Dover Diversified is targeting a substantial increase in segment profits in
1994, primarily because of its acquisitions.   Management expects internal
growth to offset most of the absence in 1994 of the contract settlement gains that helped 1993. In sales terms, Dover Diversified will remain the smallest of Dover segments, but its high operating profit margins could make it Dover's third largest profit producer.


                          DOVER DIVERSIFIED COMPANIES

1  BELVAC
   Geoffrey R. Bowlin, President
   Products: Can necking and
   trimming equipment

1  TRANTER
   Kenneth L. Kaltz, President
   Products: Plate/frame heat
   exchangers; Transformer
   radiators

2  PHOENIX
   Grant M. Brown, President
   Products: Commercial
   refrigeration systems;
   Electrical distribution systems

2  A-C COMPRESSOR
   Paul W. Steffen, President
   Products: Centrifugal, oil-
   free-screw, and rotary
   compressors

1  THERMAL EQUIPMENT
   Todd L. Taricco, President
   Products:Autoclaves;
   Industrial cleaning equipment

1  PATHWAY BELLOWS
   J. Keith Cole, President
   Products: Metal and fabric
   expansion joints

3  WAUKESHA BEARINGS
   Donald A. Fancher, President
   Products: Fluid film bearings;
   Sweeney torquing tools

1  CENTRAL RESEARCH LABS
   Rudolph O. Marohl, President
   Products: Master-slave remote
   manipulators; Glove boxes;
   Hide slickers

1  SARGENT CONTROLS
   Donald C. Tarquin, President
   Products: Submarine fluid
   controls; aircraft hydraulic
   controls

3  SARGENT TECHNOLOGIES
   George H. Davidson,
   President
   Products: Spherical, self-
   lubricating bearings; Ballscrew
   actuation systems

Numbers indicate market position


                         [PHOTO -- SEE EDGAR APPENDIX]

                       Dover Corporation and Subsidiaries
                           MARKET SEGMENT INFORMATION
                                 (in thousands)


For the Years Ended December 31,         1993            1992          1991            1990            1989           1988
- --------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
  Dover Elevator International    $   777,720     $   791,099   $   791,400     $   830,589     $   765,698    $   713,739
  Dover Resources                     472,643         439,389       447,079         420,163         375,421        328,730
  Dover Diversified                   244,597         225,771       196,464         209,961         206,997        193,298
  Dover Industries                    501,364         357,054       339,255         324,967         325,678        291,546
  Dover Technologies                  488,248         458,603       421,943         424,704         448,668        428,350
  Intramarket sales                      (644)           (336)         (355)            (39)         (2,028)        (1,909)
     Consolidated total           $ 2,483,928     $ 2,271,580   $ 2,195,786     $ 2,210,345     $ 2,120,434    $ 1,953,754

Operating profit:
  Dover Elevator International    $    56,404     $    59,198   $    57,947     $    95,936     $    88,772    $    79,733
  Dover Resources                      70,290          58,594        62,323          66,268          57,144         50,043
  Dover Diversified                    39,360          37,373        35,955          36,142          31,369         23,677
  Dover Industries                     59,942          37,837        37,812          49,637          48,591         40,331
  Dover Technologies                   41,797          29,793        27,439          27,737          29,684         46,424
  Interest income, interest
     expense and general
     corporate expenses, net          (22,251)        (22,460)      (17,388)        (31,602)        (28,581)       (15,448)
       Consolidated income
         before income taxes      $   245,542     $   200,335   $   204,088     $   244,118     $   226,979    $   224,760

Profit margin (pretax):
  Dover Elevator International           7.3%            7.5%          7.3%           11.6%           11.6%          11.2%
  Dover Resources                       14.9            13.3          13.9            15.8            15.2           15.2
  Dover Diversified                     16.1            16.6          18.3            17.2            15.2           12.2
  Dover Industries                      12.0            10.6          11.1            15.3            14.9           13.8
  Dover Technologies                     8.6             6.5           6.5             6.5             6.6           10.8
     Consolidated profit margin          9.9%            8.8%          9.3%           11.0%           10.7%          11.5%

Identifiable assets at December 31:
  Dover Elevator
  International                   $   381,587     $   376,508   $   378,385     $   377,059     $   331,101    $   313,028
  Dover Resources                     218,473         219,216       228,152         221,900         196,824        195,552
  Dover Diversified                   340,072         183,262       116,432         148,108         158,923        157,089
  Dover Industries                    485,419         302,821       314,037         257,645         270,896        328,031
  Dover Technologies                  278,871         285,749       247,562         271,959         302,450        323,172
  Corporate (principally cash
     and equivalents)                  69,267          58,568        72,052         191,695         146,182         48,758
       Consolidated total         $ 1,773,689     $ 1,426,124   $ 1,356,620     $ 1,468,366     $ 1,406,376    $ 1,365,630

Depreciation and amortization:
  Dover Elevator
  International                   $    13,319     $    13,683   $    14,366     $    12,692     $    13,860    $    14,007
  Dover Resources                      13,300          13,602        14,689          13,930          12,516         10,639
  Dover Diversified                    14,837          10,756         9,623          10,008          11,153         10,057
  Dover Industries                     20,520          17,840        26,112          17,050          18,356         16,125
  Dover Technologies                   13,401          19,755        20,144          23,628          22,781         22,647
  Corporate                             1,592           1,821           432             222             148            322
     Consolidated total           $    76,969     $    77,457   $    85,366     $    77,530     $    78,814    $    73,797

Capital expenditures:
  Dover Elevator
     International                $     8,112     $     5,137   $     9,947     $    12,049     $    25,668    $    12,744
  Dover Resources                      11,515          11,560        12,307          11,859          10,928          8,794
  Dover Diversified                     4,802           5,767         6,243           5,943           5,148          7,383
  Dover Industries                     11,146           8,225         5,675           5,584           7,884         11,202
  Dover Technologies                   11,769          11,665        12,373           9,380          12,172         16,506
  Corporate                               188              87            73             165             703            150
     Consolidated total           $    47,532     $    42,441   $    46,618     $    44,980     $    62,503    $    56,779
- --------------------------------------------------------------------------------------------------------------------------

                       Dover Corporation and Subsidiaries
                      CONSOLIDATED STATEMENTS OF EARNINGS


Years ended December 31,                                                        1993               1992                1991
- ---------------------------------------------------------------------------------------------------------------------------
Net sales                                                           $  2,483,927,815    $ 2,271,580,401     $ 2,195,786,425
Cost of sales                                                          1,733,256,246      1,601,595,511       1,580,050,574
  Gross profit                                                           750,671,569        669,984,890         615,735,851
Selling and administrative expenses                                      496,798,177        466,776,948         452,393,713
  Operating profit                                                       253,873,392        203,207,942         163,342,138
Other deductions (income):
  Interest expense                                                        22,338,587         20,059,296          23,161,547
  Interest income                                                        (19,601,515)       (19,376,040)        (16,230,454)
  Loss on sale of property, plant and equipment, net                       2,435,076          1,366,200             680,679
  Foreign exchange loss (gain)                                               883,242            130,565            (644,957)
  All other, net                                                           2,276,041            693,094         (47,713,065)
  Total                                                                    8,331,431          2,873,115         (40,746,250)
  Earnings before taxes on income and cumulative effects
     of changes in accounting principles                                 245,541,961        200,334,827         204,088,388
Federal and other taxes on income                                         87,288,000         71,192,000          75,880,000
  Earnings before cumulative effects of changes in accounting principles (per common share 1993 $2.77; 1992 $2.23;
     1991 $2.15)                                                    $    158,253,961    $   129,142,827     $   128,208,388
Cumulative effects at January 1, 1992, of changes in
  accounting for:
  Income Taxes                                                                     -         12,951,259                   -
  Postretirement benefits other than pension
     (net of income tax benefits, $7,159,000)                                      -        (12,386,949)                  -
  Net earnings (per common share 1993 $2.77;
     1992 $2.24; 1991 $2.15)                                        $    158,253,961    $   129,707,137     $   128,208,388
- ---------------------------------------------------------------------------------------------------------------------------

Earnings per share computed on the basis of the weighted average number of common shares outstanding during the year (57,110,131 in 1993, 57,988,259 in 1992 and 59,749,889 in 1991).


                       Dover Corporation and Subsidiaries
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


Years ended December 31,                                                        1993               1992                1991
- ---------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                        $  1,051,949,367    $   972,032,983     $   892,788,560
Net earnings                                                             158,253,961        129,707,137         128,208,388
                                                                       1,210,203,328      1,101,740,120       1,020,996,948
Distribution of contract electronics manufacturing business               36,982,528                  -                   -
Common stock cash dividends of $.90 per share
($.86 in 1992; $.82 in 1991)                                              51,403,783         49,790,753          48,963,965
Balance at end of year                                              $  1,121,817,017    $ 1,051,949,367     $   972,032,983
- --------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                       Dover Corporation and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS


December 31,                                                                    1993               1992                1991
- ---------------------------------------------------------------------------------------------------------------------------
Assets
  Current Assets:
     Cash and cash equivalents                                      $     63,684,816    $    71,632,294     $    81,772,713
     Marketable securities (at cost, which approximates market)           32,592,481         29,580,397          45,590,131
     Receivables (less allowance for doubtful accounts
       of $10,198,581 in 1993, $9,753,173 in 1992 and
       $9,746,200 in 1991)                                               475,155,105        389,273,145         367,956,222
     Inventories                                                         294,318,876        250,155,921         227,326,567
     Prepaid expenses                                                     37,888,841         33,349,109          33,721,966
       Total current assets                                              903,640,119        773,990,866         756,367,599
  Property, plant and equipment, at cost:
     Land                                                                 24,134,150         20,222,087          19,912,048
     Buildings                                                           160,293,914        142,021,248         137,155,412
     Machinery and equipment                                             530,209,359        515,904,401         491,989,772
                                                                         714,637,423        678,147,736         649,057,232
         Less accumulated depreciation                                  (431,274,502)      (426,877,590)       (397,912,559)
            Net property, plant and equipment                            283,362,921        251,270,146         251,144,673
  Intangible assets, net of amortization                                 535,136,361        348,680,078         289,794,480
  Other intangible assets                                                 10,258,375         10,258,375          10,258,375
  Other assets and deferred charges                                       41,291,610         41,924,677          49,055,328
                                                                    $  1,773,689,386    $ 1,426,124,142     $ 1,356,620,455

Liabilities
  Current liabilities:
     Notes payable                                                  $    174,980,223    $   220,780,421     $   125,989,374
     Current maturities of long-term debt                                    311,664          3,945,948           8,762,156
     Accounts payable                                                    117,206,514         97,533,480          93,003,891
     Accrued compensation and employee benefits                           71,083,633         54,621,143          60,089,675
     Accrued insurance expense                                            74,500,740         65,511,669          63,595,644
     Other accrued expenses                                              116,915,606         82,484,983          78,753,016
     Federal and other taxes on income                                    40,795,652         47,472,120          45,271,375
       Total current liabilities                                         595,794,032        572,349,764         475,465,131
  Long-term debt                                                         252,064,951          1,230,315           6,316,715
  Deferred income taxes                                                   20,408,919         21,499,977          35,513,062
  Deferred compensation                                                   35,419,471         26,106,931          10,951,952
Stockholders' Equity
  Capital Stock:
     Preferred, $100 par value per share.
       Authorized 100,000 shares; issued none                                      -                  -                   -
     Common, $1 par value per share.
       Authorized 200,000,000 shares; issued 66,298,575 shares
         (66,176,106 shares in 1992 and 65,997,786 in 1991)               66,298,575         66,176,106          65,997,786
  Additional paid-in capital                                              12,530,873          9,508,138           6,034,347
  Cumulative translation adjustments                                     (12,760,958)        (7,142,315)         14,405,275
  Retained earnings                                                    1,121,817,017      1,051,949,367         972,032,983
                                                                       1,187,885,507      1,120,491,296       1,058,470,391
       Less common stock in treasury, at cost, 9,135,689 shares
         (9,090,889 shares in 1992 and 7,020,122 shares in 1991)         317,883,494        315,554,141         230,096,796
            Total stockholders' equity                                   870,002,013        804,937,155         828,373,595
                                                                    $  1,773,689,386    $ 1,426,124,142     $ 1,356,620,455
- ---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                       Dover Corporation and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (Decrease) in Cash and Cash Equivalents


Years ended December 31,                                                        1993               1992                1991
- ---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                       $   158,253,961    $   129,707,137     $   128,208,388
     Cumulative effect of accounting changes                                       -           (564,310)                  -
  Net earnings before changes                                            158,253,961        129,142,827         128,208,388
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
       Depreciation and amortization                                      76,968,934         77,456,692          85,366,300
       Asset disposition reserves                                                  -                  -          15,178,000
       Provision for losses on accounts receivable                         5,546,120          5,315,936           7,214,077
       Net increase (decrease) in LIFO reserve                            (7,713,591)        (2,931,485)          1,573,622
       Deferred income taxes                                                 504,696         (3,540,148)         (1,805,000)
       Loss on sale of property and equipment                              2,435,076          1,366,200             680,679
       Gain on sale of Dover Japan and related businesses                          -                  -         (53,537,478)
       Decrease in deferred compensation                                    (426,305)        (4,401,313)         (3,271,170)
       Translation adjustments                                            (5,086,714)       (19,977,304)           (868,241)
       Other, net                                                         (3,221,951)        (1,732,527)         (3,060,964)
       Changes in assets and liabilities
         (excluding effects of acquisitions and dispositions):
            Decrease (increase) in accounts receivable                   (45,621,111)       (13,145,103)         28,631,908
            Decrease (increase) in inventories excluding LIFO
              reserve                                                     16,907,358          5,311,056          20,643,910
            Decrease (increase) in prepaid expenses                       (2,727,961)           884,950          (7,043,555)
            Decrease (increase) in other assets                            6,069,241         10,799,223           1,003,541
            Increase (decrease) in accounts payable                        2,652,307            626,790          (1,122,094)
            Increase (decrease) in accrued expenses                       34,495,049        (12,465,259)         37,373,834
            Increase (decrease) in federal and other taxes
              on income (cash payments: $101,574,000 in 1993,
              $65,402,000 in 1992 and $106,384,000 in 1991)              (14,009,282)          (802,181)        (29,262,064)
                 Total adjustments                                        66,771,866         42,765,527          97,695,305
                   Net cash provided by operating activities             225,025,827        171,908,354         225,903,693
Cash flows from (used in) investing activities:
  Net sale (purchase) of marketable securities                            (3,012,084)        16,009,734          (2,079,840)
  Proceeds from sale of property and equipment                             4,736,417         10,477,373           2,137,550
  Additions to property, plant and equipment (includes rental equipment: $1,217,000 in 1993, $5,384,000 in 1992
    and $3,798,000 in 1991)                                              (48,748,643)       (47,824,957)        (50,415,564)
  Acquisitions (net of cash and cash equivalents: $2,034,000
     in 1993, $2,370,000 in 1992 and $89,000 in 1991)                   (318,968,113)      (108,873,375)        (13,103,163)
  Proceeds from sale of businesses                                         1,557,375            500,000          85,859,134
  Purchase of treasury stock (24,697 shares in 1993, 2,375,368 shares
     in 1992 and 1,055,100 shares in 1991)                                (1,242,634)       (84,269,062)        (39,283,444)
                   Net cash from (used in) investing activities         (365,677,682)      (213,980,287)        (16,885,327)
Cash flows from (used in) financing activities:
  Increase (decrease) in notes payable (total interest cash payments:
     $17,057,000 in 1993, $14,964,000 in 1992
     and $18,413,000 in 1991)                                            (45,800,198)        94,711,047        (155,439,682)
  Reduction of long-term debt                                            (15,700,127)        (9,902,608)        (11,207,108)
  Proceeds from long-term debt                                           250,000,000                  -                   -
  Proceeds from exercise of stock options                                  2,058,485          2,463,828           1,516,391
  Proceeds from sale (repurchases) of lease receivables                   (6,450,000)        (5,550,000)        (10,000,000)
  Cash dividends to stockholders                                         (51,403,783)       (49,790,753)        (60,997,670)
                   Net cash from (used in) financing activities          132,704,377         31,931,514        (236,128,069)
Net increase (decrease) in cash and cash equivalents                      (7,947,478)       (10,140,419)        (27,109,703)
Cash and cash equivalents at beginning of year                            71,632,294         81,772,713         108,882,416
Cash and cash equivalents at end of year                             $    63,684,816    $    71,632,294     $    81,772,713
- ---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


NOTE 1.   ACCOUNTING POLICIES:
The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

A. CONSOLIDATION: The consolidated financial statements include the accounts of the Company and of its domestic and foreign subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisition.
   In conformity with F.A.S.B. Statement No. 52, the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1993, 1992 and 1991 in the cumulative translation adjustments shown on the balance sheets follows:


                                      1993             1992             1991
- ----------------------------------------------------------------------------
Balance at beginning
    of year                   $ (7,142,315)    $ 14,405,275      $15,168,731
Aggregate adjustment
    for year                    (5,618,643)     (21,547,590)        (763,456)
Balance at end of year        $(12,760,958)    $ (7,142,315)     $14,405,275


B. INVENTORIES: The major portion of inventory is stated at cost, determined on the last-in, first out (LIFO) basis, which is less than market value.
   Inventory of foreign subsidiaries and inventory of some recently acquired domestic companies is stated at the lower of cost, first-in, first-out (FIFO) or market.
   The remaining inventory principally represents the sum of actual production and erection costs incurred to date on uncompleted elevator installation contracts plus a percentage of estimated profit (where applicable) reduced by progress billings. The net amounts so reflected in the balance sheets are not considered material.

C. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements of existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred.
   When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and gain or loss realized on disposition is reflected in earnings.
   Plant and equipment acquired through December 31, 1980, is generally depreciated based upon accelerated methods, utilizing estimated useful property lives, for both accounting and tax purposes.
   Plant and equipment acquired after December 31, 1980, is depreciated for accounting purposes in the manner described above. However, for U.S. income tax purposes the cost of these assets is deducted in accordance with certain provisions of the Accelerated Cost Recovery System and the Modified Accelerated Cost Recovery System under the Internal Revenue Code.
   Depreciation expense in 1993 was $50,907,000 compared with $53,708,000 in 1992 and $55,556,000 in 1991.

D. INTANGIBLE ASSETS: Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, service contracts and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period not in excess of 40 years; the remaining amortization is based on estimated useful lives which range from 6 to 17 years. The company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives.
   Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.
   Goodwill, net of amortization, aggregated $446,961,000 at December 31, 1993, $278,218,000 at December 31, 1992, and $217,260,000 at December 31, 1991.

E. RECOGNITION OF INCOME AND EXPENSE ON ELEVATOR INSTALLATION CONTRACTS:
Substantially all of the Company's income from elevator installation contracts is recorded on the percentage-of-completion method. Under the percentage-of-completion method, contract revenue is recognized as costs are incurred using estimated gross profit percentages.

F. INCOME TAXES: The provision for income taxes includes Federal, state, local and foreign taxes.
   Tax credits, primarily for research and development are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $1,514,000 in 1993, $1,625,000 in 1992, and $1,630,000 in 1991. Research and development expenditures charged to earnings amounted to $60,430,000 in 1993, $67,822,000 in 1992 and $62,458,000
in 1991.
   Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

G. CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

H. CHANGES IN ACCOUNTING PRINCIPLES--1992: In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
   Effective January 1, 1992, the Company adopted Statement 109 and it has reported the cumulative effect of that change in the method of accounting for income taxes in the 1992 consolidated statement of income.
   Pursuant to the deferred method under APB Opinion 11, which was applied in 1991 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable in the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.
   Postretirement Plans--Certain of the Company's subsidiaries sponsor defined benefit health care and life insurance plans for retirees. Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions," which establishes new accounting standards for the costs of retiree health care and other postretirement benefits (also see note 10). Prior to 1992, the Company recognized these benefits on the pay-as-you-go method (i.e., cash basis). The cumulative after tax effect of the change in accounting for postretirement benefits other than pensions is reported in the 1992 consolidated statement of income.

NOTE 2.  ACQUISITIONS AND DISPOSITIONS:
During 1991 the Company sold its world marine seal business. This business consisted of Dover's 50.1% interest in Dover Japan, a publicly traded Japanese manufacturer, Dover's 50% interest in Waukesha Lips, a European distributor and service company and certain product lines of Dover's Waukesha Bearings Corporation. The Company also sold four other businessess as well as the Stillman real estate. As a result of these divestitures, the Company received approximately $85,859,000 in cash and recorded a pretax gain of $53,537,000 ($34,200,00 after tax). Offsetting this gain were asset disposition reserves of $15.2 million. The net pretax gain has been included in other income. Also during 1991 the Company acquired certain assets of five small elevator service companies in the United States, the stock of a small West Berlin elevator company, certain assets of an Irish corporation for the Technologies Segment and a product line acquisition for its Dover Diversified Segment. The aggregate cost of these 1991 acquisitions was approximately $13,192,000 of which $2,672,000 represents goodwill, including going concern value, and is being amortized over a forty year period.
   On March 27, 1992, the Company acquired all of the capital stock of A-C Compressor Corporation. A-C Compressor, located in Elm Grove and Appleton, Wisconsin, manufactures and sells single-stage centrifugal oil-free screw and rotary vane compressors as well as multi-stage centrifugal compressors. On July 30, 1992, the Company acquired the operating assets of Vectron Laboratories, Inc. Vectron, located in Norwalk, Connecticut, manufactures and sells precision crystal oscillators (frequency sources, or clocks) used in computers, instrumentation, telecommunication systems, radio communications and space applications. On August 31, 1992, the Company acquired all of the capital stock of Christian Hein GmbH, a regional elevator company located in Hanover, Germany. On September 1, 1992, the Company acquired certain assets of Continental Manufacturing, Inc., for the Company's subsidiary, Chief Automotive Systems. On October 1, 1992, the Company acquired the elevator service business of Deya Elevator Service, Inc., located in San Juan, Puerto Rico. The aggregate cost of these 1992 acquisitions, including all direct costs was approximately $111,243,000 cash, of which $68,115,000 represents goodwill, including going concern value, and is being amortized over a forty-year period.
   On May 21, 1993, the Company spun-off its contract electronics manufacturing business to its stockholders in a tax free distribution of stock of DOVatron International, Inc., formerly Dover Electronics Manufacturing. The Company's stockholders received one share of DOVatron for every ten shares of Company stock owned on the record date, also May 21, 1993. No gain or loss was recognized from the distribution and the book value of DOVatron, plus capitalized costs, were eliminated from the Company's retained earnings.
   Effective January 1, 1993, the Company acquired all of the capital stock of Lift Service and Montage, GmbH, a regional elevator company headquartered in Saarbrucken, Germany. On April 1, 1993, the Company acquired certain assets of Atlanta Elevator Company, a regional elevator service and repair company. On April 14, 1993 the Company acquired from Brown & Sharpe Manufacturing Company (U.S.) and Brown & Sharpe Ltd. (U.K.), all assets relating to their screw machine repair business. Also on April 14, 1993, the Company acquired the assets of Plyslade Screw Machine Services, Ltd., a U.K. manufacturer and distributor of Brown & Sharpe repair parts. On July 1, 1993, the Company acquired all of the capital stock of The Heil Co., the United State's largest manufacturer of refuse trucks, trailerized tanks and construction dump bodies. On August 23, 1993, the Company acquired 100% of the capital stock of BTD Holdings, Inc. (Belvac). Belvac is a leading manufacturer of quality machinery used in the production of two piece beverage cans, principally can trimming and necking machines. On August 31, 1993, the Company acquired the assets of Richland, Inc., a regional steel supplier as well as a provider of custom steel fabrication and plant maintenance service. Effective September 1, 1993, the Company acquired the assets of Viking Elevator Company. Inc., of Los Angeles County, a regional elevator service and repair company. On September 1, 1993, the Company acquired the assets of J&L Tank, Inc., a tank trailer manufacturer. On October 12, 1993, the Company acquired certain assets of Dynapert (a subsidiary of Emhart Industries, Inc.) and its subsidiaries; these assets were purchased for the Company's Universal Instruments subsidiary and relate to through-hole mounting for use in assembling electronic circuit boards. As of October 22, 1993, the Company acquired the stock of Thermal Equipment Corporation, and related corporations. Thermal is the leading designer and producer of autoclaves used in curing composite and bonded materials in high stress, demanding applications. On November 3, 1993, the Company acquired the stock of Phoenix Refrigeration Systems, Inc., a producer of commercial refrigeration systems for retail grocery stores and food markets, and its affiliate, Electrical Distribution Systems, Inc., a designer and manufacturer of commercial electrical distribution systems. On November 16, 1993, the Company acquired the oscillator product line of the E G & G Frequency Products Division for the Company's Oscillatek Division. On December 3, 1993, the Company acquired certain assets of Global Equipment Co. for the Company's subsidiary, Marathon Equipment Company.
   The aggregate cost of these 1993 acquisitions, including all direct costs was approximately $321,002,000 cash, of which $171,047,000 represents goodwill, including going concern value, and is being amortized over a forty-year period. All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisition.
   The following table summarizes, on a pro-forma (unaudited) basis, the estimated results of operations as if the 1993 acquisitions had taken place at the beginning of 1992, with appropriate adjustment for interest, depreciation, inventory charges, amortization and income taxes (in thousands except for per share figures).


                                                       1993             1992
- ----------------------------------------------------------------------------
Net sales                                        $2,721,806       $2,608,375
Net earnings                                        173,114          135,878
Net earnings per common share                          3.03             2.38

NOTE 3.  FOREIGN OPERATIONS:
The consolidated financial statements include the following assets, liabilities, net sales and net earnings of foreign subsidiaries, all of which are wholly owned:


December 31, (in thousands)           1993             1992             1991
- ----------------------------------------------------------------------------
Assets                            $265,260         $256,539         $267,565
Liabilities                         77,708           66,388           82,412
 Net assets                       $187,552         $190,151         $185,153
Net sales                         $390,574         $387,529         $390,653
Net earnings                      $ 28,244         $ 17,778         $ 23,147


NOTE 4.  ACCOUNTS RECEIVABLE:
Accounts receivable include retainage which has been billed, but which is not due pursuant to retainage provisions in elevator construction contracts until completion of performance and acceptance by the customer. This retainage aggregated $41,969,000 at December 31, 1993, $33,837,000 at December 31, 1992,
and $26,120,000 at December 31, 1991. Substantially all retained balances are collectible within one year.

NOTE 5.  INVENTORIES:
The major portion of inventories is stated at cost determined on the LIFO basis. Inventories, by components, are summarized as follows:

December 31, (in thousands)           1993             1992             1991
- ----------------------------------------------------------------------------
Raw materials                     $ 92,341        $  89,776        $  82,455
Work in process                    136,031          108,190           97,056
Finished goods                     109,329          101,152           99,710
    Total                          337,701          299,118          279,221
Less LIFO reserve                   43,382           48,962           51,894
                                  $294,319         $250,156         $227,327

During each of the years in the three year period ended December 31, 1993, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by 3 cents per share in 1993, by 4 cents per share in 1992, and by 1 cent per share in 1991.

NOTE 6.  BANK LINES OF CREDIT:
The Company has open bank lines of credit and other bank credit agreements totaling $419,100,000 which support its commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.
   Under the borrowing arrangements, the Company has generally agreed to either maintain average collected bank compensating balances or pay fees, the total of which is not material.

NOTE 7.  LONG TERM DEBT:
A summary of long-term debt follows:

(in thousands)                        1993             1992             1991
- ----------------------------------------------------------------------------
Debt liquidated prior to
    December 31, 1992                    -                -          $ 7,588
Commercial paper                  $250,000                -                -
Canadian mortgage note bearing
    interest at 11.25%, matured
    in 1993.                           672          $ 3,686            4,111
Other                                1,705            1,490            3,380
    Total long-term debt           252,377            5,176           15,079
Less current installments              312            3,946            8,762
    Long-term debt excluding
       current installments       $252,065          $ 1,230          $ 6,317




On December 10, 1993, the Company signed a three year $250 million credit agreement with a group of 19 banks; this facility remains unused. The Company has the intent to maintain, on a long-term basis, $250 million principal amount of its commercial paper borrowings. Given this ability and intent, $250 million of the Company's outstanding commercial paper has been classified as long-term debt in the consolidated financial statements.
    Annual repayments of long-term debt in the four years following 1994 (excluding the $250 million credit agreement mentioned above, which matures in 1996) are scheduled as follows: 1995-$220,000, 1996-$155,000, 1997-$165,000,
1998-$178,000.

NOTE 8.  CAPITAL STOCK, ADDITIONAL PAID-IN CAPITAL
AND TREASURY STOCK:
The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue. Changes in common stock, additional paid-in capital and treasury stock are summarized below:


                                                                 Common Stock      Additional                Treasury Stock
                                                                 $1 Par Value Paid-in Capital         Shares         Amount

- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991                                        $65,932,302    $ 4,412,990       5,960,928   $190,642,902
Stock options exercised                                               65,484       1,621,357           4,094*       170,450
Treasury stock purchased                                                   -               -       1,055,100     39,283,444
Balance at December 31, 1991                                      $65,997,786    $ 6,034,347       7,020,122   $230,096,796
Stock options exercised                                               178,320      3,473,791          27,311*     1,188,283
Treasury stock purchased                                                   -               -       2,043,456     84,269,062
Balance at December 31, 1992                                      $66,176,106    $ 9,508,138       9,090,889   $315,554,141
Stock options exercised                                               122,469      3,022,735          20,103*     1,086,719
Treasury stock purchased                                                   -               -          24,697      1,242,634
Balance at December 31, 1993                                      $66,298,575    $12,530,873       9,135,689   $317,883,494

* Shares given as consideration for exercise price.

During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. In accordance with the Board's resolution, a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of common stock was paid on November 23, 1987.
   Under certain circumstances, including the acquisition of 20 percent of the Company's stock, all rights holders except the acquiror may purchase the Company's common stock at a 50 percent discount. If the Company is acquired in a merger after the acquisition of 20 percent of the Company's common stock, rights holders may purchase the acquiror's shares at a similar discount.

- -------------------------------------------------------------------------------
NOTE 9.  STOCK OPTION AND PERFORMANCE INCENTIVE PROGRAM:
On April 30, 1974, the stockholders approved a non-qualified stock option plan and performance incentive program, pursuant to which a maximum aggregate of 4,800,000 shares had been reserved for grant to key personnel. On January 24, 1982, the plan was amended so as to become an incentive stock option plan as well as a performance incentive program. This plan expired by its terms on February 15, 1984, but certain previous grants remain outstanding at December
31, 1993.
   On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 4,800,000 shares has been reserved for grant to key personnel until January 30, 1994. At December 31, 1993, there were 3,063,898 shares available for future grant under this stock option program.
   Under both plans the option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant but is not to exceed ten years plus one month with respect to nonqualified options under the 1984 plan.
   On April 28, 1987, the stockholders approved an amendment to permit the grant or exercise of nonqualified stock options under each of these plans. The stockholders also approved a cash bonus covering a portion of the option holder's income tax liability to compensate any optionee who amends his option changing its exercise from qualified to nonqualified. A nonqualified exercise reduces the Company's after-tax cost of the program. During 1993, cash bonuses in connection with nonqualified exercises aggregated $1,562,000 ($2,064,000 in 1992 and $647,000 in 1991).

Transactions in stock options under these plans are summarized as follows:

                                        Shares Under Option      Price Range
- ----------------------------------------------------------------------------
Outstanding at Jan. 1, 1991                       1,051,734    $14.00-$35.63
Granted                                             211,080           $39.50
Exercised                                           (65,484)   $14.00-$31.25
Cancelled                                           (51,810)   $14.00-$39.50
Outstanding at Dec. 31, 1991                      1,145,520    $14.00-$39.50
Exercisable at Dec. 31, 1991
 through March 3, 1998                              547,240    $14.00-$31.25
Outstanding at Jan. 1, 1992                       1,145,520    $14.00-$39.50
Granted                                             221,460           $39.75
Exercised                                          (178,320)   $14.00-$30.50
Cancelled                                            (2,350)   $19.63-$39.75
Outstanding at Dec. 31, 1992                      1,186,310    $15.00-$39.75
Exercisable at Dec. 31, 1992
 through March 28, 1999                             557,850    $15.00-$31.25
 Outstanding at Jan. 1, 1993                      1,186,310    $15.00-$38.72
Granted                                             246,970           $45.65
Exercised                                          (122,469)   $15.00-$34.71
Spin off adjustment                                  33,598                -
Cancelled                                           (70,720)   $15.00-$45.65
Outstanding at Dec. 31, 1993                      1,273,689

Exercisable at Dec. 31, 1993 through:
 January 30, 1994      3,448 shares @ $16.57
 January 20, 1995      19,990 shares @ $18.27 & 4,833 shares @ $45.65
 January 30, 1996      30,910 shares @ $19.13 & 4,833 shares @ $45.65
 February 28, 1997     111,729 shares @ $26.38 & 4,351 shares @ $45.65
 March 3, 1998         132,951 shares @ $30.46 & 4,638 shares @ $45.65
 March 28, 1999        162,967 shares @ $29.73 & 5,193 shares @ $45.65
 February 28, 2000     181,981 shares @ $34.72 & 4,834 shares @ $45.65

NOTE 10.  PENSION PLANS:
The Company has many non-contributory defined benefit and defined contribution pension plans covering substantially all employees of the company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.
   The financial statements and related disclosures reflect Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material. Pension cost and related disclosures for U.S. funded defined benefit plans for 1993, 1992 and 1991 include the following components:


(in thousands)                        1993             1992             1991
- ----------------------------------------------------------------------------
Actual return on plan assets       $26,898          $14,108          $27,255
Add deferred loss (gain)            (7,914)             561          (13,389)
    Net return                      18,984           14,669           13,866
Net amortization                     1,387            1,741            1,468
Deduct:
    Benefits earned during year     (6,251)          (5,560)          (5,060)
    Interest accrued on projected
      benefit obligation           (11,978)          (8,832)          (8,689)
Net pension credit                 $ 2,142          $ 2,018          $ 1,585

The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the three years ended December 31, 1993, were as follows:

                                               Funded Plans
(in thousands)                        1993             1992             1991
- ----------------------------------------------------------------------------
Plan assets at fair value         $214,542         $164,394         $157,470
Actuarial present value of
    benefit obligation:
    Vested                         137,643           87,278           73,545
    Nonvested                       15,791           12,089            9,114
Accumulated benefit obligation     153,434           99,367           82,659
Effect of projected future
    salary increases                28,239           20,278           23,072
Projected benefit obligation       181,673          119,645          105,731
Plan assets in excess of projected
    benefit obligation              32,869           44,749           51,739
Unrecognized net (gain) loss         4,199           (6,141)         (14,550)
Unrecognized FAS 87
    transition gain                (21,345)         (25,066)         (26,923)
Unrecognized prior service cost      5,298            5,092            5,555
Prepaid pension cost at
    December 31                   $ 21,021         $ 18,634         $ 15,821


The assumptions used in determining the above were as follows: a weighted average discount rate of 7.1% (8% for 1992 and 9% for 1991), an average wage increase of 5% (5% for 1992 and 6% for 1991) and an expected long-term rate of return on plan assets of 10%.
   Approximately 72% (71% in 1992 and 68% in 1991) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.
   The Company also provides, through nonqualified plans, supplemental pension payments in excess of qualified plan limits imposed by federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are unfunded apart from the general assets of the company. The pension benefit obligation and pension expense under these plans follow:

(in thousands)                        1993             1992             1991
- ----------------------------------------------------------------------------
Pension Benefit Obligation         $11,986           $7,927           $4,074
Pension expense                      1,679            1,086              634

   For measurement purposes a discount rate of 7% was used for the vast majority of the plan liability, 8% for the balance, and an average wage increase of 5%.
   Pension cost for all plans was $25,546,000 for 1993, $26,350,000 for 1992 and $26,066,000 for 1991.
   In addition to the pension plans described above, certain of the Company's subsidiaries sponsor twelve separate defined benefit health care plans for retirees which provide medical coverage and/or life insurance. None of these plans are funded.
   The Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than
Pensions," as of January 1, 1992. The cumulative effect of such adoption at January 1, 1992 was a charge of $19,546,000 before taxes ($12,387,000 after taxes). The net periodic postretirement benefit cost before taxes for 1992 was increased $1,069,000. Prior year costs were recorded on a cash basis.
   The following table details the amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1992:


(in thousands)                                         1993             1992
- ----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                        $17,942          $ 9,895
    Fully eligible active plans participants         10,822           10,720
    Unamortized loss                                 (1,513)               -
    Accrued postretirement benefit cost
      included in accrued liabilities               $27,251          $20,615

   Net period postretirement benefit cost for 1993 and 1992 included the following components:

(in thousands)                                         1993             1992
- ----------------------------------------------------------------------------
Service cost                                         $  426           $  475
Interest cost                                         1,545            1,521
Gain on settlement                                     (285)               -
Amortization gain                                       (35)               -
Net periodic postretirement benefit costs            $1,651           $1,996

   For measurement purposes a discount rate of 7% was used for the vast majority of the plan liability (8% for the balance) and rates of from 3% to 17% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 1994; the rates were assumed to decrease gradually to 5% by the year 2012 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing the assumed health care cost trend rates by one percent point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $2,237,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by approximately $225,000.

NOTE 11.  TAXES ON INCOME:
As discussed in note 1H, the Company adopted Statement 109 as of January 1, 1992. The cumulative effect of this change of accounting has been reported separately in the consolidated statement of earnings for the year ended December 31, 1992; prior years' financial statements have not been restated. The cumulative effect of this accounting change was $12,951,000 as of January 1, 1992, and pretax income for the year ended December 31, 1992, was decreased $3,297,000 due to effects of adjustments for prior purchase business combinations.
   Total income taxes for the years ended December 31, 1993 and 1992 were allocated as follows:



(in thousands)                                         1993             1992
- ----------------------------------------------------------------------------
Income from continuing operations                   $87,288          $71,192
Change in accounting principles                           -           (7,159)
Stockholders' equity, for compensation
  expense for tax purposes in excess of amounts
  recognized for financial reporting purposes        (1,849)          (1,431)
                                                    $85,439          $62,602

   Income taxes have been based on the following components of earnings before taxes on income.

(in thousands)                        1993             1992             1991
- ----------------------------------------------------------------------------
Domestic                          $220,968         $167,911         $157,869
Foreign                             24,574           32,424           46,219
                                  $245,542         $200,335         $204,088


   Income tax expense is made up of the following components:

                                      1993             1992             1991
- ----------------------------------------------------------------------------
Current:
    U.S. Federal                   $74,651          $55,989          $52,277
    State and local                  4,400            6,115            5,039
    Foreign                          7,732           12,628           20,369
      Total current                 86,783           74,732           77,685
Deferred:
    U.S. Federal                    (1,643)          (3,810)          (1,625)
    State and local                  1,700              (94)            (236)
    Foreign                            448              364               56
      Total deferred                   505           (3,540)          (1,805)
      Total expense                 87,288          $71,192          $75,880
Effective rate                       35.5%            35.5%            37.2%

Deferred income tax expense for 1991 arises as a result of timing differences principally due to deferred compensation and accelerated cost recovery systems.
   The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% (34% for 1992 & 1991) follow:

                                      1993            1992              1991
- ----------------------------------------------------------------------------
U.S. Federal income tax rate         35.0%            34.0%            34.0%
State and local taxes, net of
    Federal income tax benefit        1.6              2.0              1.6
Foreign tax differential                -              1.0              2.3
R & D tax credits                     (.6)             (.8)             (.8)
FSC benefit                          (1.9)            (2.4)            (2.3)
Non tax deductible items              2.5              2.2              1.6
Miscellaneous items                  (1.1)             (.5)              .8
                                     35.5%            35.5%            37.2%

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 and 1992 are presented below:

(in thousands)                                         1993             1992
- ----------------------------------------------------------------------------

Deferred tax assets:
Accrued insurance principally due to
 accrual for financial reporting purposes          $ 17,994         $ 20,556
Accrued compensation principally due to
 accrual of post retirement benefits,
 compensated absences                                17,768           14,576
Accrued expenses principally due to accrual for
 disposition of business, interest and warranty
 for financial reporting purposes                    13,087            9,610
Inventories, principally due to reserves
 for financial reporting purposes and
 capitalization for tax purposes                      5,505            3,400
Accounts receivable principally due to
 allowance for doubtful accounts                      3,439            2,976
Other                                                 6,505            1,700
    Total deferred tax assets                        64,298           52,818
- ----------------------------------------------------------------------------
Deferred tax liabilities:
Accounts receivable principally due to retainage
 and accrual acceptance on elevator
 contracts                                          (39,520)         (29,727)
Plant and equipment, principally due to
 differences in depreciation                        (14,554)         (16,917)
Intangible assets principally due to
 different tax and financial reporting basis        (25,040)         (15,058)
Prepaid expenses principally due to
 overfunded pensions plans                           (7,103)          (5,332)
Other                                                (5,217)          (5,250)
     Total gross deferred liabilities               (91,434)         (72,284)
     Net deferred tax liability                     (27,136)         (19,466)
     Net current deferred liability (asset)           6,727            2,034
     Net non-current deferred tax liability        $(20,409)        $(21,500)
- ----------------------------------------------------------------------------

   There were no valuation allowances at January 1, 1992, December 31, 1992 or December 31, 1993.

NOTE 12.  RENTAL AND LEASE INFORMATION:
The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $24,923,000, $25,671,000, and $26,018,000 for 1993, 1992 and 1991, respectively. Contingent rentals under the operating leases were not significant.
   Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $64 million as of December 31, 1993 and are payable as follows (in millions): 1994 $15.7; 1995 $11.9; 1996 $8.5; 1997 $6.9; 1998 $5.0; and after 1998, $15.8.

NOTE 13.  CONTINGENCIES:
Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies.
   In December 1991 a chromium leak was discovered in the vicinity of Texas Hydraulics' Waco, Texas plant. Texas Hydraulics immediately began remedial activities which continue to date. In addition, Texas Hydraulics paid the State of Texas approximately $174,000 to settle all administrative compliance matters and has settled several private claims relating to these events. During 1992 a total of $9 million was accrued to reflect the costs of these matters. During 1993 the Company reviewed the status of these proceedings and concluded no additional accrual was necessary.
   During 1993 the Company paid $4.5 million to settle a patent infringement lawsuit brought by Emhart Industries, Inc. in 1988 and which had been reported as a $220 million contingency in prior years.
   The Internal Revenue Service (IRS) has completed its examinations of the Company's federal income tax returns for the eight years ended December 31, 1989, and has proposed certain adjustments which relate principally to the Company's allocation of purchase price to acquisitions made during those years. As a result, the IRS has proposed additional taxes aggregating $55,784,000 plus interest to date of payment. The Company is vigorously contesting these proposed assessments.
   The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position.
   Certain lease receivables entered into by the Company's finance divisions were sold during 1991, 1992 and 1993, with limited recourse, to a third party. The leases cover machinery and equipment manufactured by the Company and involve thousands of customers. There is no significant concentration of credit risk. Generally, the lease period does not exceed five years. The leases are collateralized by security deposits and Uniform Commercial Code filings; equipment is subject to repossession in the event of lease default. The outstanding balance on such receivables at December 31, 1993, was $39 million ($45 million in 1992 and $51 million in 1991) of which the Company has a contingent liability of $9.6 million should all of the receivables become uncollectible.

NOTE 14.  DISCLOSURES ABOUT THE FAIR VALUE
OF FINANCIAL INSTRUMENTS:
Statement of Financial Accounting Standards 107, requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments, and that the carrying amount of marketable securities approximate fair value.

NOTE 15.  BUSINESS SEGMENT INFORMATION:
Dover groups its products and services by industry lines into five segments as set forth in the tables shown on page 16. These segments were restructured during 1989 and 1991 in response to reorganization changes within Dover which had taken place over the past several years. A description of the products manufactured and services performed by each of the five segments is given on pages 6 through 15.

OPERATING RETURN ON OPERATING INVESTMENT
When companies are acquired, Dover's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.
   These asset values and charges to income are also reflected in the computation of Dover's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, Dover does not include these asset values or cost in the calculation of "Operating Return on Investment" as shown in the unaudited charts on pages 3, 6, 8, 10, 12 and 14. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

Information about the Company's Operations in Different Geographic Area


For the years Ended December 31, (in thousands)   1993          1992           1991           1990           1989          1988
- -------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
 United States                              $2,093,354    $1,884,051      $1,805,13     $1,812,612     $1,782,675    $1,643,963
 Foreign                                       390,574       387,529        390,653        397,733        337,759       309,791
Transfers between geographic areas:
 United States                                  82,772        75,226         85,514         98,929         89,121        81,210
 Foreign                                        20,983        19,147         10,448         14,258          7,271         7,240
 Eliminations                                 (103,755)      (94,373)       (95,962)      (113,187)       (96,392)      (88,450)
     Consolidated sales                     $2,483,928    $2,271,580     $2,195,786     $2,210,345     $2,120,434    $1,953,754
Operating profit:
 United States                                $237,847      $187,118       $170,265       $223,350       $216,115      $186,335
 Foreign                                        29,946        35,677         51,211         52,370         39,445        53,873
     Consolidated total (excluding
        corporate)                            $267,793      $222,795       $221,476       $275,720       $255,560      $240,208
Identifiable assets at December 31:
 United States                              $1,454,198    $1,111,017     $1,017,003     $1,033,969     $1,053,700    $1,134,737
 Foreign                                       265,260       256,539        267,565        242,702        206,494       182,135
     Consolidated total (excluding
        corporate)                          $1,719,458    $1,367,556     $1,284,568     $1,276,671     $1,260,194    $1,316,872
 Export sales as a percentage of
     United States sales                           19%           23%            22%            20%            20%           19%
- -------------------------------------------------------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Dover Corporation:

We have audited the accompanying consolidated balance sheets of Dover Corporation and subsidiaries as of December 31, 1993, 1992 and 1991 and the related consolidated statements of earnings, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dover Corporation and subsidiaries at December 31, 1993, 1992 and 1991, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.
   As discussed in the notes to the consolidated financial statements, in 1992 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."



345 Park Avenue
New York, N.Y. 10154
February 22, 1994                     KPMG Peat Marwick

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES:
The Company continues to be in excellent financial condition. The 1993 acquisition program resulted in cash outlays of $321 million, and although this reduced some liquidity measures, other such measures were not adversely affected due to the reclassification of $250 million of the Company's commercial paper from current to non-current liabilities as explained in Note 7 to the Consolidated Financial Statements.
   The Company's current ratio (current assets divided by current liabilities) increased to 1.52 at December 31, 1993, compared with 1.36 at December 31,
1992, and 1.59 at December 31, 1991. The quick ratio (current assets net of inventories, divided by current liabilities) also increased to 1.02 at December 31, 1993, compared with .91 at December 31, 1992, and 1.11 at December 31,
1991. Year-end working capital for the past three years expressed as a percentage of sales was 12.4% in 1993, 8.9% in 1992 and 9.4% in 1991.
   At December 31, 1993, the Company had bank lines of $419.1 million, all of which were unused. Additional bank lines of credit are available at the Company's request.
   The Company enjoys the highest rating for its commercial paper. Notes payable at December 31, 1993, aggregated $175 million which, together with internally generated excess cash flows and the $250 million of commercial paper mentioned above, financed the acquisition and stock repurchase programs during the past several years.
   With respect to debt percentages, current debt to tangible net worth decreased from 53.3% in 1992 to 32.1% at December 31, 1993. However, total debt to tangible net worth increased from 54.5% in 1992 to 78.4% at December 31, 1993. The Company's net debt (total debt less cash, cash equivalents and marketable securities) increased by $206.3 million, and the net debt to equity ratio jumped from 15.5% to 38.1%. Long-term debt maturities for the four years 1994 to 1997 aggregate $250.8 million. Management is not aware of any potential impairment to the Company's liquidity.
   Historically, capital expenditures have been financed with internally generated funds, occasionally supplemented with the proceeds of Industrial Development Revenue Bonds. During 1993 the entire capital expenditure program, aggregating $47.5 million was financed internally. Internal financing is also expected to provide all of the funds for capital expenditures in 1994, which the Company believes will aggregate approximately $60 million. The Company plans to continue its acquisition program, combining external financing, if necessary, with internally generated cash.
   During 1991 insurance reserves were strengthened resulting in a $33.4 million charge to cost of sales.
   As detailed in Note 1H to the Consolidated Financial Statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Statement Nos. 106 and 109 as of January 1, 1992. The net cumulative offsetting effect of these two changes in accounting principles was an increase of $565,000 or 1 cent per share as of the effective date.
   In November 1992 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for
Postemployment Benefits." This standard must be adopted on or before January 1, 1994, however, its application is expected to have an insignificant impact on the financial statements.

RESULTS OF OPERATIONS 1993:
Results of operations are explained in detail in the stockholders' letter and operations review, pages 1 through 15.

1992 COMPARED WITH 1991:
Dover's 1992 net earnings of $2.24 per share, while only 4% above 1991's $2.15 per share, reflected a somewhat broader improvement in operating results.
   A discussion of operations by industry segment follows:

DOVER ELEVATOR INTERNATIONAL:
An improvement of more than 20% in the combined results of our five domestic elevator companies in 1992 was largely offset by the declines we predicted in Canada and the United Kingdom. The drop in foreign profits reflected a sharp downturn in new elevator activity, along with reduced volumes and more competitive pricing on modernization and major repair work. The overall profit improvement reported by our U.S. companies resulted from growth in service revenues and from a reduction in losses on new elevator activities. Both factory and field costs for new elevators were reduced in the U.S., although this improvement was offset to a disappointing degree by lower volumes and highly competitive prices.
   Thousands of banks, real estate developers and property owners have been forced into bankruptcy as the full extent of overbuilding in the 1980s has become clear. At Dover, the reduction of elevator profits has amounted to $.40 per share since our 1990 record year. While our elevator business remains profitable and successful, it seems obvious that its profits will remain below the 1990 peak for some time.

DOVER RESOURCES:
Dover Resources experienced a 6% decline in profits on flat sales in 1992, even though the majority of its companies achieved earnings increases.
   Significant declines at a handful of companies determined the overall result. De-Sta-Co's industrial tooling company in Germany retreated from its record profits in 1991 because of the slowdown in German economy. Norris's sucker rod and down-hole pump businesses had a difficult year, as did Norriseal, as the domestic rig count hit an all-time low. Two companies that primarily serve the gasoline station market--OPW Fueling Components and Petro Vend--also had sizable declines.

DOVER INDUSTRIES:
Dover Industries showed flat earnings. Excluding a $9 million environmental charge, however, operating profits actually increased 24%, as Dover Industries was the first of our market segments to benefit significantly from the improving U.S. industrial economy. Eight of the ten companies included in this segment achieved earnings gains and one of the declines--at Tipper Tie--resulted primarily from costs incurred to establishing its new German operation. The other decline was at Chief Automotive, whose market for auto body repair equipment shrank as the number of repair shops continued to contract.
   Marathon's development of a new line of products aimed at the recycling market, Rotary Lift's focused business unit approach and new products, and Groen's expanded manufacturing capabilities and new products all represent important opportunities for improvement.

DOVER DIVERSIFIED:
Dover Diversified's earnings rose 4%, setting a new record by a slight margin. The earnings improvement was aided by the acquisition in March of the A-C Compressor Company, whose nine months of operating income more than compensated for a high level of acquisition-related charges and the absence of profits from Waukesha Bearings' marine seal business, which was sold in 1991.
   Operating profits at Dover Diversified's six other companies were essentially flat, with declines in several defense/aerospace markets offset by growth in industrial product lines, notably at Tranter.
   Tranter achieved record earnings for the ninth consecutive year, helped by the acquisition of the Dean product line in mid-1991 and by aggressive pursuit of sales opportunities in generally sluggish markets for Tranter's Platecoil
(TM) Superchanger(TM) and transformer radiator products.
   Pathway Bellows achieved near-record earnings as cost reductions and a favorable product mix offset a modest sales decline. The company's fabric bellows and on-site service groups both achieved record sales and earnings, but these were largely offset by softness in the much larger metal bellow market.
   In the aerospace/defense area, Precision-Kahr and Sargent Aerospace both experienced earnings declines as a result of shrinkage in defense and commercial aircraft markets, including reduced spare parts purchases by both the military and commercial airlines. This trend of the past several years is expected to continue.
   Sargent Controls, which was moved from Los Angeles to Tucson in 1990, achieved higher profits in 1992 despite lower sales, largely because of reduced costs and a more favorable mix of business.

DOVER TECHNOLOGIES:
Dover Technologies improved its profits by 9% to their best level since 1988. One of the chief sources of profit improvement was the turnaround of DEK Ltd., whose new screen printing equipment for the surface mount industry met with substantial success. DEK's sales increased 50%, while profits went from a sizable loss to double digit margins.
   Also showing an excellent gain was Dover Electronics Company, where sales improved by almost $40 million, or more than 50%. The good news at Dover Electronics was the expansion of its contract assembly business, which has involved acquiring a facility in Ireland late in 1991 and subsequently expanding facilities in Binghamton, New York and Boulder, Colorado. In the space of approximately 18 months, Dover Electronics invested almost $10 million in technically advanced surface mount assembly lines. DECO was disappointed, however, by the cancellation of a contract with IBM for a component used in IBM's mainframe computers. Although Dover Electronics had performed well, the customer, faced with shrinking volumes, elected to move production "in-house" to preserve its own employment base.
   Profits declined at Universal Instruments, the largest company in the segment, because of slightly lower volume, intensely competitive pricing--especially in the surface mount market--and expenses incurred to launch Universal's new GSM-1 surface mount machine.

                                                 Dover Corporation and Subsidiaries
                                       11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
                                               (In thousands except per share figures)

                                                            1993               1992                1991               1990
===========================================================================================================================
Summary of Operations
  Net sales                                       $    2,483,928          2,271,580          2,195,786            2,210,345
  Cost of sales                                   $    1,733,256          1,601,596          1,580,051            1,516,753
  Selling and administrative expenses             $      496,798            466,777            452,394              440,313
  Interest expense                                $       22,339             20,059             23,161               30,658
  Other income (deductions), net                  $       14,007             17,187             63,908               21,497
  Earnings before taxes                           $      245,542            200,335            204,088              244,118
  Income taxes                                    $       87,288             71,192             75,880               88,439
- ---------------------------------------------------------------------------------------------------------------------------
  Net earnings                                    $      158,254            129,707*           128,208              155,679
  % of sales                                                6.4%               5.7%               5.8%                 7.0%
  Return on average equity                                 18.9%              15.9%              15.9%                20.3%
  Net earnings per common share                   $         2.77               2.24*              2.15                 2.55
  Dividends per common share                      $          .90                .86                .82                  .76
- ---------------------------------------------------------------------------------------------------------------------------
  Book value per common share                     $        15.22              14.10              14.05                13.13
  Depreciation and amortization                   $       76,969             77,457             85,366               77,530
  Capital expenditures                            $       47,532             42,441             46,618               44,980
  Acquisitions                                    $      321,002            111,243             13,192              102,834
  Cash flow**                                     $      235,223            207,164            213,575              233,210
  Weighted average number of common
     shares outstanding                                   57,110             57,988             59,750               61,169
  Number of employees                                     20,445             18,827             18,898               20,461
- ---------------------------------------------------------------------------------------------------------------------------
Financial position at December 31
  Working capital                                 $      307,846            201,641            280,902              206,748
  Net property, plant and equipment               $      283,363            251,270            251,145              268,386
  Total assets                                    $    1,773,689          1,426,124          1,356,620            1,468,366
  Long-term debt                                  $      252,065              1,230              6,317               20,955
  Common stockholders' equity                     $      870,002            804,937            828,374              787,660
  Common shares outstanding                               57,163             57,085             58,978               59,971
===========================================================================================================================

* Net earnings and net earnings per common share include $565,000 and 1 cent per share, respectively, applicable to the cumulative effects of changes in accounting principles for FAS 109, "Accounting for Income Taxes" and FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."
**  Represents net earnings plus depreciation and amortization.


                        DOVER LONG TERM INVESTMENT
                               (MILLIONS)

                                   Capital                        Stock
                      Total      Expenditures    Acquisitions   Repurchase
                      -----      ------------    ------------   ----------
1983                   110            22              88            --
1984                   143            30             101            12
1985                    74            35              29            10
1986                   178            44              76            58
1987                   145            40              58            47
1988                   298            57             206            35
1989                   157            63              --            94
1990                   228            45             103            80
1991                    99            46              14            39
1992                   238            42             112            84
1993                   370            48             322            --



                       DOVER RETURN ON AVERAGE EQUITY (%)

                      1983                       16.3
                      1984                       18.9
                      1985                       16.9
                      1986                       13.4
                      1987                       17.2
                      1988                       20.6
                      1989                       19.4
                      1990                       20.3
                      1991                       15.9
                      1992                       15.9
                      1993                       18.9

                                                   1989         1988        1987        1986         1985         1984        1983
==================================================================================================================================
Summary of Operations
  Net sales                                   2,120,434    1,953,754   1,588,224   1,440,745    1,439,548    1,288,481   1,009,674
  Cost of sales                               1,480,880    1,363,852   1,096,612   1,028,394    1,028,530      896,589     705,403
  Selling and administrative expenses           404,043      360,122     306,792     270,432      250,176      215,877     167,060
  Interest expense                               29,644       21,324      15,044      16,475       12,677       10,329       2,893
  Other income (deductions), net                 21,112       16,304      11,083       9,022       11,923       10,402       6,843
  Earnings before taxes                         226,979      224,760     180,859     134,466      160,088      176,088     141,161
  Income taxes                                   82,999       78,988      69,158      50,637       60,060       75,631      63,618
- ----------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                  143,890      145,772     111,701      83,829      100,028      100,457      77,543
  % of sales                                       6.8%         7.5%        7.0%        5.8%         6.9%         7.8%        7.7%
  Return on average equity                        19.4%        20.6%       17.2%       13.4%        16.9%        18.9%       16.3%
  Net earnings per common share                    2.28         2.22        1.65        1.21         1.41         1.41        1.09
  Dividends per common share                        .70          .62         .51         .45          .43          .39         .36
- ----------------------------------------------------------------------------------------------------------------------------------
  Book value per common share                     12.00        11.37       10.14        9.25         8.88         7.89        7.04
  Depreciation and amortization                  78,813       73,797      63,505      57,008       53,096       46,889      38,627
  Capital expenditures                           62,504       56,779      40,397      44,416       35,196       30,362      21,602
  Acquisitions                                       --      205,765      57,718      76,142       29,244      100,517      88,015
  Cash flow**                                   222,793      219,569     175,205     140,836      153,124      147,346     116,171
  Weighted average number of common
     shares outstanding                          63,250       65,726      67,552      69,290       70,802       71,272      71,258
  Number of employees                            20,049       20,412      17,592      16,539       16,071       16,193      13,498
- ----------------------------------------------------------------------------------------------------------------------------------
Financial position at December 31
  Working capital                               245,755      198,038     316,116     295,370      368,998      305,153     266,855
  Net property, plant and equipment             272,158      268,139     219,031     210,908      186,114      183,435     149,880
  Total assets                                1,406,376    1,365,630   1,155,226   1,036,846    1,017,019      918,166     704,446
  Long-term debt                                 26,691       27,773      35,134      41,711       73,523       73,126      31,494
  Common stockholders' equity                   746,809      741,142     671,950     627,674      625,541      559,088     502,657
  Common shares outstanding                      62,243       65,208      66,252      67,812       70,476       70,886      71,460
==================================================================================================================================

        Adjusted to give retroactive effect to the 2 for 1 stock split in 1988.


                           CASH FLOW (MILLIONS)

                    Net Income     Deprec./Amortiz.       Total
                    ----------     ----------------       -----

1983                      78              38               116
1984                     100              47               147
1985                     100              53               153
1986                      84              57               141
1987                     112              63               175
1988                     146              74               220
1989                     144              79               223
1990                     156              77               233
1991                     128              85               213
1992                     130              77               207
1993                     158              77               235


                             FREE CASH FLOW
                          AS A PERCENT OF SALE*


                        Annual %         3-Year Moving Average
                        --------         ---------------------
1983                       8.5                   8.2
1984                         0                   5.8
1985                      10.3                   6.3
1986                       6.4                   5.6
1987                       6.8                   7.9
1988                       2.8                   5.3
1989                       7.2                   5.6
1990                       6.1                   5.4
1991                       9.3                   7.5
1992                       3.7                   6.4
1993                       4.4                   6.0

* Defined as stock repurchase plus acquisitions plus/minus change in total debt less cash, cash equivalents and marketable securities.

                                                Dover Corporation and Subsidiaries
                                                          QUARTERLY DATA
                                        (Unaudited)(In thousands except for share figures)


                     Quarter                       Net Sales         Gross Profit        Net Earnings           Per Share
=========================================================================================================================
1993                 FIRST                      $    566,780         $    168,114        $     33,764          $      .59
                     SECOND                          594,511              177,174              39,759                 .70
                     THIRD                           642,178              199,918              42,360                 .74
                     FOURTH                          680,459              205,466              42,371                 .74
                                                -------------------------------------------------------------------------
                                                $  2,483,928         $    750,672        $    158,254          $     2.77
- -------------------------------------------------------------------------------------------------------------------------
1992                 First                      $    545,714         $    155,356        $     30,749          $      .52*
                     Second                          574,115              166,414              31,288                 .54
                     Third                           569,965              173,089              33,750                 .58
                     Fourth                          581,786              175,126              33,920                 .60
                                                -------------------------------------------------------------------------
                                                $  2,271,580         $    669,985        $    129,707          $     2.24*
=========================================================================================================================

* Includes 1 cent per share cumulative effect of changes in methods of accounting effective January 1, 1992; see Notes to Consolidated Financial Statements, Note 1H.





                                                Dover Corporation and Subsidiaries
                                           COMMON STOCK CASH DIVIDENDS AND MARKET PRICES


                                                                                 Market Prices**
                                                                     --------------------------------           Dividends
                     Quarter                                                 High                 Low           Per Share
=========================================================================================================================
1993                 FIRST                                           $      50.00        $      45.00          $      .22
                     SECOND                                                 49.38               46.00                 .22
                     THIRD                                                  57.13               45.63                 .23
                     FOURTH                                                 61.88               51.88                 .23
                                                                     ----------------------------------------------------
                                                                                                               $      .90
- -------------------------------------------------------------------------------------------------------------------------
1992                 First                                           $      43.25        $      38.25          $      .21
                     Second                                                 42.50               38.38                 .21
                     Third                                                  44.25               39.00                 .22
                     Fourth                                                 47.63               41.75                 .22
                                                                     ----------------------------------------------------
                                                                                                               $      .86
=========================================================================================================================

**   As reported in the Wall Street Journal.

                               EXHIBIT 13

The electronic filing includes the following numeric tables which replace graphical charts contained within the Annual Report:


Page 3: Dover Corporation's earnings per share for years 1988-1993. Profitability measures for Dover Corporation for the years 1988-1993.

Page 6:    Dover Resources operating earnings (1989-1993).
           Dover Resources after-tax operating return on investment (1989-
           1993).

Page 8:    Dover Industries operating earnings (1989-1993).
           Dover Industries after-tax operating return on investment (1989-
           1993).

Page 10: Dover Elevator International operating earnings (1989-1993). Dover Elevator International after-tax operating return on investment (1989-1993).

Page 12:   Dover Technologies operating earnings (1989-1993).
           Dover Technologies after-tax operating return on investment (1989-
           1993).

Page 14:   Dover Diversified operating earnings (1989-1993).
           Dover Diversified after-tax operating return on investment (1989-
           1993).

Page 30:   Dover Corporation long term investments (1983-1993).
           Dover Corporation return on equity (1983-1993).

Page 31:   Dover Corporation cash flow (1983-1993).
           Dover Corporation free cash flow as a percentage of sales (1983-
           1993).