Form 10-K405, Exhibit 13
period 1995-12-31
DOVER CORP
filed 1996-03-26
CIK 29905

DOVER CORPORATION

                                   [FIGURE 1]

                                                                            HEIL

                              1995

                              ANNUAL

                              REPORT

                              DOVER'S BUSINESS GOAL IS TO BE THE LEADER IN ALL
THE MARKETS WE SERVE. WE EARN THAT STATUS BY APPLYING A SIMPLE PHILOSOPHY TO THE MANAGEMENT OF OUR BUSINESSES. THIS REQUIRES US TO:

                              - Perceive our customers' real needs for products
                                and support.

                              - Provide better products and services than the
                                competition.

                              - Invest to maintain our competitive edge.

                              - Ask our customers to pay a fair price for the
                                extra value we add.

                              SERVICE TO OUR CUSTOMERS, PRODUCT QUALITY,
INNOVATION AND A LONG-TERM ORIENTATION ARE IMPLICIT IN THIS CREDO. PURSUIT OF THIS MARKET LEADERSHIP PHILOSOPHY BY ALL OUR BUSINESSES, PLUS... VALUE ORIENTED ACQUISITIONS OF COMPANIES THAT SHARE THIS PHILOSOPHY, PLUS... A DECENTRALIZED MANAGEMENT STYLE THAT GIVES THE GREATEST SCOPE TO THE TALENTED PEOPLE WHO MANAGE THESE COMPANIES... HAVE COMBINED TO PRODUCE RESULTS FEATURING:

                              - Long-term earnings growth.

                              - High cash flow.

                              - Superior returns on stockholders' equity.

                              TABLE OF CONTENTS
                              Comparative Highlights ........     1
                              To Our Stockholders ...........     2
                              Dover Resources ...............     6
                              Dover Industries ..............     9
                              Dover Diversified .............    12
                              Dover Technologies ............    15
                              Dover Elevator International ..    18

1995 COMPARATIVE HIGHLIGHTS

    (Dollars in thousands except per share figures)

                                                                                              Increase 1995
                                             1995               1994               1993         versus 1994
---------------------------------------------------------------------------------------------------------------------------
Net sales ........................        $3,745,877         $3,085,276         $2,483,928         21%
Earnings before taxes ............        $  417,111         $  306,859         $  245,542         36%
Net Earnings .....................        $  278,311         $  202,373         $  158,254         38%
Per Common Share
  Net Earnings ...................        $     2.45         $     1.77         $     1.39         38%
  Dividends ......................        $      .56         $      .49         $      .45         14%
  Book value .....................        $    10.80         $     8.78         $     7.61
Capital expenditures .............        $  102,668         $   84,473         $   47,532
Acquisitions(1) ..................        $  323,292         $  187,704         $  321,002
Purchase of treasury stock .......        $    3,834         $   29,733         $    2,329
Cash flow(2) .....................        $  386,147         $  298,162         $  235,223
Return on average equity .........              25.0%              21.7%              18.9%
Approximate number of stockholders            16,000             10,000             10,000
Number of employees ..............            25,332             22,992             20,445
---------------------------------------------------------------------------------------------------------------------------

(1) See Notes to Consolidated Financial Statements, note 2.

(2) Represents net earnings plus depreciation and amortization.

Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock split in 1995.


                           EARNINGS PER SHARE GROWTH
                            (AVERAGE ANNUAL RETURN)


10 YEARS ENDING 12/31              DOVER               S&P 500
---------------------              -----               -------
       1986                         10%                    4%
       1987                         12                     5
       1988                         13                     7
       1989                         10                   4.5
       1990                         11                   3.5
       1991                          5                   0.1
       1992                          6                     4
       1993                         10                   4.5
       1994                         10                   6.5
       1995                         13                   9.5


                           TOTAL RETURN TO INVESTORS
                          (AVERAGE ANNUAL GROWTH RATE)

10 YEARS ENDING 12/31              DOVER(1)            S&P 500(2)
---------------------              -----               -------
       1986                         19.6%               13.8%
       1987                         22.1                15.3
       1988                         21.2                16.3
       1989                         18.9                17.5
       1990                         12.1                13.9
       1991                         12.1                17.6
       1992                         13.9                16.1
       1993                         17.7                14.9
       1994                         14.2                14.4
       1995                         16.4                14.9

(1) Goldman Sachs Investment Research
(2) Standard & Poors Corp.

Top row, left to right; Rob Kuhbach, Nigel Davis, Lew Burns, Rudy Herrmann, Bob Tyre,

Front row, left to right; John McNiff, Jerry Yochum, Tom Reece, Fred Suesser, John Pomeroy

[PHOTO]


TO OUR STOCKHOLDERS

DOVER'S EARNINGS PER SHARE ROSE 38% IN 1995 TO A NEW RECORD OF $2.45 PER SHARE. THIS IS THE THIRD CONSECUTIVE YEAR IN WHICH DOVER'S EARNINGS PER SHARE HAVE GROWN BY MORE THAN 20%.

The cumulative gain of 119% since 1992 represents the strongest three-year period of earnings growth in Dover's history.

For the first half of the decade of the `90s, our compound annual rate of earnings growth stands at 14%, which is four full percentage points higher than we achieved during the decade of the `80s. I believe these results indicate that we are achieving success in the "tilt toward growth" program that we initiated in 1990, and on which I have commented in previous letters.

The very rapid and above-trend growth of the past three years has been gratifying. However, our financial policies are aimed at creating wealth for long-term investors, just as our operational strategies are targeted at providing consistent high value to long-term, repeat customers. Long-term to us is certainly not next quarter, or even next year. Perhaps it should be five years (the SEC asks for some 5-year data in proxy statements), but even this does not seem "long," given the life of our products and the duration of our customer and employee relationships.

The chart at the left on the preceding page looks at 10-year periods. It compares Dover's earnings per share growth with that of the Standard & Poor's 500 Stock Index for each of the last ten 10-year periods. In each period, Dover grew faster than the S&P 500. The other table on this page compares Dover and the S&P 500 for total return to stockholders over these same periods. Dover outperformed the S&P 500 in a majority of these 10-year stretches. Small differences in annual growth rates add up over time. Over the entire 20-year period -- 1975-1995 -- a dollar invested in Dover would have grown to $42, while a dollar invested in the S&P 500 would have grown only to $15.

Sophisticated investors will recognize that these pre-tax, dividend-reinvested figures, although reflecting the standard measurement practice used by professional investment managers and mutual funds, do not tell the full story. Almost all of the return from the Dover investment has come in the form of capital gains, which are taxed at a lower rate than dividends. Additionally, for Dover investors, all of the capital gain remains tax-deferred until the shares are sold. On an after-tax basis, we estimate that an investment in Dover outperformed the S&P 500 in at least nine of the last ten 10-year periods.

I cannot promise stockholders 20% earnings gains every year. But we do intend to achieve long-term earnings growth that is consistently well above average and solidly supported by cash flow. We expect that this will continue to provide investors with superior returns.

HIGHLIGHTS

In so fine a year as 1995, many events seem to deserve mention. But there are four that I would especially like to comment on because of their importance to the longer-term value of your Dover investment.

First, Universal Instruments' transformation into a "major league" player in the surface mount portion of the electronic circuit board assembly equipment business is extremely important -- and even more gratifying than the record earnings Universal contributed in 1995. The company's "platform" based technology has been well received by customers needing flexible and highly accurate component placement. This segment of the world surface mount equipment market exceeds $1 billion in a total assembly equipment market that is now close to $3 billion. Most industry watchers predict that this total market will exceed $5 billion by the year 2000, with growth in all segments. Universal has opportunities both to improve its share in the "flexible" placement segment and to expand its competitive range through new offerings that build upon the proven success of its platform products.

Second, our elevator business significantly changed its organizational structure to refocus on its key strengths within the North American market. The actions associated with the $31.9 million in charges taken in the year's second half should lead to significant growth in Dover Elevator's operating earnings in 1996.

This has been a very difficult period for everyone in our elevator companies. I am grateful to our managers for their courage in stepping up to the realities of a depressed market with actions that were as unpleasant as they were necessary. I also thank our thousands of elevator employees for their support. We hope that their collective efforts have established the base for a new era of prosperity for Dover Elevator International.

Third, in a number of ways, Dover became a more international company in 1995. Imaje became our first large scale acquisition of a non-U.S. manufacturing business. Our companies opened many new foreign sales offices while expanding their overseas distributor and representative networks. Dover's companies now have hundreds of employees in China, Hong Kong, Singapore and Thailand, and participate in a number of joint ventures in rapidly growing Asian countries. Excluding our domestic elevator installation and service business -- and looking only at our manufacturing activities -- we estimate that more than 40% of Dover's products are either manufactured or sold outside the United States, up from 30% two years ago. This figure is likely to continue to grow, partly as a result of higher economic growth rates in some foreign countries, but more importantly because of the emphasis that the management teams of Dover's operating companies are placing on these activities.

Finally, we set a new record for acquisition activity, investing $323 million in two stand-alone and seven add-on acquisitions. Our acquisition activity during the three years 1993-95 has totaled $832 million, which is more than Dover was able to invest in this fashion during the preceding 10 years. In part, this increased level reflects more favorable -- from our point of view -- conditions in the acquisition marketplace, especially with regard to the activities of "financial" buyers. While we cannot predict how long these favorable conditions will prevail, it is significant that almost $250 million of the $832 million represented strategic add-ons to existing Dover companies. This is a new dimension for our acquisition growth efforts and one that we think we can sustain into the future.

ACQUISITIONS

We completed the largest acquisition in Dover's history -- Imaje, S.A., based in Valence, France -- in October. This company is one of three large, worldwide players in the manufacture of continuous inkjet printing equipment. Imaje's technology can electronically deposit specially formulated, fast drying inks onto a wide variety of products, typically moving at high speed on an assembly line, and is capable of a unique marking for each item. It is primarily used in industrial applications for the marking of such items as medicine bottles and beverage containers.

Our other stand-alone acquisition, Mark Andy of St. Louis, Missouri, serves a different segment of the commercial/ industrial printing business. Its flexographic presses are used principally in the printing of self-adhesive labels. The relatively low cost of flexographic plates and ease of plate changeovers make flexography the preferred method for high graphic quality, low to medium volume label production.

Our seven add-on acquisitions, involving investment of $70 million, are described elsewhere in this report. The largest of these, AT&T Frequency Control Products, was relocated from AT&T and renamed Vectron Technologies, Inc. This, together with Vectron Labs, acquired in 1992, and Oscillatek, has given us a position of world leadership in the precision crystal oscillator market.

It is worth noting that our acquisition program has not been the primary factor in our EPS growth over the past several years. The acquisitions made in 1995 actually reduced earnings per share by $.03 (because of initial acquisition-related costs), while the acquisitions made in 1994 added only $.07 (primarily as a result of costs associated with Hill). We expect these acquired companies to make an important contribution to earnings in 1996. In 1995 non-cash charges for amortization of acquisition premiums amounted to $.36 per share, up from $.29 per share in 1994 -- numbers that we believe to be of interest to investors. In 1996 this charge will decline to $.31 per share, in the unlikely event that Dover makes no further acquisitions.

FINANCIAL

At its August meeting, the board increased Dover's dividend by 14% and split the common stock two shares for one. This was the Company's 35th consecutive increase in the annual dividend rate. Since Dover became a public company in 1955, its shares have now split more than 100 for one.

     EARNINGS PER SHARE
 ------------------------
  1990              1.28
    91              1.07
    92              1.12
    93              1.39
    94              1.77
    95              2.45

We also had our first public offering of long-term debt securities, issuing $250 million in 10-year notes, which were rated A+ by Standard & Poors and A-2 by Moody's Investor Services. Most of our acquisition activity has been financed by internal cash flow, but the strength of our program over the past three years has caused our net debt (total debt less cash and marketable securities) to increase as a percentage of total capital from 13% at the end of 1992 to 30% at the end of 1995. While our net debt position has increased, the relationship of net year-end debt to EBITA (earnings before interest, taxes and amortization) is very low at 1.07 to 1. Dover remains in its usual strong financial position -- fully capable of supporting internal growth, our add-on acquisition program, and any stand-alone acquisition or share repurchase opportunities that may arise.

DOVER TECHNOLOGIES

Dover Technologies' profits improved 75% on a sales gain of 45%. The sales gain reflects growth at all companies as well as the acquisitions of Imaje and AT&T Frequency Control Products. TNI also acquired GFS Manufacturing in November. Seven of the eight companies achieved earnings gains, with the largest increase, in percentage and dollars, at Universal Instruments. Universal's profits benefited from strong growth in its highly profitable thru-hole assembly equipment business. This older technology, which has been declared "mature" since the mid-1980s, achieved record sales and profits. Many consumer electronics products continue to be designed using thru-hole technology because of its lower cost and greater ease of manufacture. Cyclical growth in this market and the movement of production to emerging countries caused a surge in demand which boosted sales. Universal is well positioned to benefit from such opportunities. The company's surface mount margins improved in 1995 as sales grew 60%. The company has developed several new products, which will be introduced in early 1996.

         PROFITABILITY MEASURES

                  OROI            ROE
1990                31             20
  91                25             16
  92                27             16
  93                29             19
  94                31             22
  95                33             25

Imaje's first quarter with Dover Technologies provided strong sales and operating earnings and added substantially to the international character of Dover Technologies. In the fourth quarter, approximately 60% of Dover Technologies' $258 million of sales involved products either made or sold outside the U.S.

DOVER INDUSTRIES

Profits at Dover Industries improved 45% on a gain of only 15% in sales. Almost all of these gains represented internal growth and margin improvement. Most of Dover Industries' businesses achieved earnings gains, led by Heil, Marathon, Davenport, Texas Hydraulics and Tipper Tie. A small acquisition by Heil (Trailmaster) in the fourth quarter of 1995 was followed in January, 1996 by DovaTech's acquisition of PRC, a maker of laser cutting and welding equipment, and by Davenport's purchase of Light Machine, a manufacturer of benchtop vertical machining tools.

At year-end, Heil was officially divided into two separate businesses -- Heil Trailer International (petroleum tankers and dry bulk carriers) and Heil Environmental (refuse and recycling equipment and dump bodies). Both of these companies are strong leaders in their respective market segments and both achieved record sales and earnings in 1995.

Most Dover Industries companies have a high level of marginal profit in their incremental sales dollar and did an excellent job during 1995 of controlling costs, thereby leveraging moderate sales gains into very strong profit increases.

DOVER DIVERSIFIED

Dover Diversified achieved a 38% profit increase on a sales gain of 42%. The apparent margin contraction reflects acquisition activity in 1994-95. The Hill and Margeaux acquisitions contributed approximately $100 million in sales in 1995 but no profits because of the costs associated with closing Hill's manufacturing plant, starting up a new facility in Virginia, and integrating Hill and Margeaux into the existing Phoenix Refrigeration Co. Mark Andy contributed approximately $40 million of sales, but only a small profit because of acquisition write-offs.

Strong operating gains were achieved by Belvac and Tranter. The growth of Belvac's can-necking equipment business and of Tranter's European HTT/SWEP operation has been dramatic, providing us with opportunities to invest in capacity expansion. Amidst the many positive accomplishments at Dover Diversified were a few disappointments -- lower margins at A-C Compressor, the slower-than-planned turnaround of Hill, and a small loss at Thermal Equipment. These problems led to several changes in management. Substantial earnings improvements are expected for these companies in 1996.

DOVER RESOURCES

Profits at Dover Resources rose 8% from last year's record level, while sales also set a new record with an 11% gain. At OPW Fueling Components and Blackmer, profits remained strong but were down from the record levels of 1994 because of slowness in the gasoline vapor recovery market and the delayed introduction of their new VaporEZ(TM) system. De-Sta-Co almost matched its 1994 record earnings, while Midland, Ronningen-Petter, and Wittemann all set earnings records by substantial amounts.

Almost all Dover Resources companies see opportunities for further profit gains in 1996, especially Blackmer, which will benefit from the add-on acquisition of Hammond Engineering (U.K.), and De-Sta-Co, whose valve capacity was expanded during the past year and whose Industrial Products business should be stronger.

DOVER ELEVATOR INTERNATIONAL

Dover Elevator earned $63 million in 1995 before the special charges of $32 million. This result was slightly better than the $58 million earned in 1994 (before special costs in that year, as covered in our 1994 Annual Report).

The special charges in 1995 reflect the cost of a broad reorganization of our North American elevator activities. DEI's objective has been to combine North American activities into a more unitary business, focused on elevator service and new elevator installation, especially low-rise, hydraulic elevators. Specific actions included the appointment of Nigel Davis -- a 12-year employee and previous president of our Hammond & Champness Company in the United Kingdom -- as President of Dover Elevator International. Elevator management closed a manufacturing plant in Canada, and terminated approximately 300 salaried employees, including one level of senior managers. Field activities in North America were divided into seven regions, and factory operations were consolidated, both functions reporting to Mr. Davis.

This difficult reorganization was implemented professionally and with great support from our employees. Despite the distractions and uncertainties inherent in such a program, total sales increased modestly, and the second half of the year showed significantly improved operating profit ($70 million at an annual rate), which we hope can not only be maintained but improved upon in the years ahead.

ORGANIZATION CHANGES

In addition to the important changes in our elevator business, described above, and the split of Heil into two companies, which made Glenn Chambers and Bob Foster Dover presidents, we began 1996 with nine new company presidents. Ed Furnari, a longtime Marathon Equipment employee, became president of that company. At Ronningen-Petter, Dan Kaiser retired after 26 years with the company and was succeeded by Pete Scovic, himself a longtime Ronningen-Petter manager. Jerry Portis, who co-founded Midland Manufacturing, named Don Rodda, a Dover manager for over 10 years and most recently executive vice president of Midland, to succeed him as president of the company. Jerry remains active as chairman. The retirement of Nico Visser at IST (Germany) and Dick Dawson at Stark led to the appointment of Rainer van Essen and Grif Griffey as the new leaders of those companies. Wade Wnuk joined Dover as president of Norriseal, while Ralph Coppola, previously general manager of Hill Phoenix's systems business, became president of Hill Phoenix. Ken Stevens, a veteran Phoenix Systems manager, became president of newly-formed Phoenix Diversified Products, a maker of electrical distribution systems. Also at year-end, Tom Bell, former CFO of Dover Diversified, became president of A-C Compressor.

In our Independent Subsidiary organizations, Larry Gray, formerly President of Heil, was appointed Executive Vice President and Chief Operating Officer of Dover Industries. Vicki Walker was named Vice President and Chief Financial Officer at Industries while Jack Ditterline assumed the same title at Dover Diversified.

OUTLOOK

We ended 1995 with an encouraging fourth quarter performance, and Dover's outlook for 1996 is positive.

The key factors favorably affecting the 1996 outlook are the expected reduction in special charges; the positive contribution of 1995 acquisitions, particularly Imaje; strong growth potential at Dover Elevator and Hill Phoenix because of major changes made in 1995; and the growth expected by most Dover operating companies. These gains will be somewhat offset by the expected decline at Universal, as the surge in high-margin thru-hole shipments gives way to lower-margin surface mount equipment sales. The balance of these factors is strongly positive. We are anticipating another good year -- one that we hope will at least sustain our growth rate of the 90s.

/s/ Thomas L. Reece
-------------------
Thomas L. Reece
President and Chief Executive Officer

            DOVER RESOURCES

              OPERATING
               EARNING             OROI
              ---------            ----
91               62                28
92               59                26
93               70                32
94               84                36
95               91                32

DOVER RESOURCES

DOVER RESOURCES' PROFITS SET A NEW RECORD IN 1995, RISING 8% FROM PRIOR YEAR ON A SALES GAIN OF 11%. THE OVERALL RESULTS REFLECTED MIXED PERFORMANCES FROM THE SEGMENT'S 16 BUSINESSES, WITH NINE ACHIEVING INCREASES IN PROFITS

Three add-on acquisitions were completed during the year by OPW Fueling Components, Civacon and Blackmer. These acquired companies, with annualized volume of approximately $20 million, added $14 million to Dover Resources' reported sales for 1995, but contributed no profit because of acquisition premium write-offs.

PROFITS DECLINE AT THREE LARGEST COMPANIES

Profits declined modestly at OPW Fueling Components, Blackmer and De-Sta-Co, which provide more than half of Dover Resources' total earnings, as none of these companies was able to match its record 1994 results.

OPW and Blackmer experienced a slowdown in the gasoline vapor recovery market and encountered extra costs and delays in introducing their jointly developed VaporEZ(TM) product. This offset gains at both companies in other product lines. OPW purchased Hasstech, a maker of gasoline vapor recovery equipment, during the year. Blackmer acquired Hammond Engineering, Ltd., broadening its mobile transfer pump line and adding to its international presence.

At De-Sta-Co, sales hit a new high, but profits fell just short of the 1994 record. A record performance by the Valve Group was offset by reduced margins in Industrial Products. Increasing manufacturing capacity for the Industrial Products Group led to higher costs in the short term, but will enhance De-Sta-Co's growth opportunities in 1996.

Despite their modest profit downturn, which totaled only 6%, these businesses continued to invest in new product development, international sales expansion, and capital equipment, setting the stage for solid gains in 1996.

PROFIT RECORDS AT SEVEN COMPANIES

Sales and income advanced to record levels at Ronningen-Petter, which makes liquid filtration systems; at Midland Manufacturing, which produces rail tank car valve and safety devices, and at Wittemann, a producer of CO(2) generation and recovery systems. New sales and earnings records were also set by Stark, which makes refrigeration tubing,

De-Sta-Co's precision stamping and proprietary finishing processes allow production of millions of valves with superb quality and on-time delivery. This creates unique customer value for this critical part used in refrigeration and automotive air conditioning compressors.

1  Petro-Vend
   Doug Stewart, President
   Products: Commercial key/card fuel control systems, retail service station systems, and tank level monitoring equipment

1  Stark Manufacturing
   Grif Griffey
   Products: Specialized aluminum tubing and manifold assemblies

1  Norris*
   James L. Mitchell, President
   Products: Sucker rods, couplings, well servicing equipment, polished rods

   I.S.T. Molchtechnik GmbH (Germany)
   Rainer van Essen, Managing Director
   Products: Industrial pigging systems, manifolds, and blending systems

1  De-Sta-Co*
   William D. Rogerson, President
   Products: Reed valves for compressors; Toggle clamps and workholding devices; Robohand grippers

1  OPW Fueling Components*
   Robert Conner, President
   Products: Gasoline nozzles, fittings, valves, and environmental products

1  Blackmer
   Ray Pilch, President
   Products: rotary P.D. pumps for delivery of fuel oil, propane and industrial products, industrial gas compressors; Tarby Progressing cavity pumps; Hammond Engineering Rotary vane and screw compressors, vacuum pumps, and blowers

1  C. Lee Cook
   David Jackson, President
   Products: Piston rings, packings for gas compressors and aerospace sealing applications; Compressor Component compressor rods, pistons, and repair services: Cook Manley compressor valves

1  Midland Manufacturing
   Jerry Portis, Chairman
   Donald Rodda, President
   Products: Tank car and barge valves, safety valves, and liquid level measuring devices

   From left to right; Bob Leisure, Bill Rogerson, Oscar Parman

   [PHOTO]

1  Duncan Parking Systems*
   Richard Farrell, President
   Products: Parking control products and systems

1  Alberta Oil Tool (Canada)**
   James R. Kosh, President
   Products: Sucker rods, fittings, valves, and controls

1  Civacon*
   James Johnson, President
   Products: Kamloks(R), Kamvaloks(R), and transport tank monitoring and control systems; Knappco manhole/access covers and valves

1  Ronningen-Petter*
   Peter Scovic, President
   Products: filtration systems; RP Products bag filters and high efficiency media

1  Norriseal Controls
   Wade Wnuk, President
   Products: Process valves and instrumentation systems;
   Ferguson-Beauregard/Logic Controls oil and gas production systems

1  OPW Engineered Systems
   Tom Niehaus, President
   Products: Loading arms, swivels, and sight flow indicators

1  Wittemann*
   William Geiger, President
   Products: CO2 gas generation and recovery systems, and industrial refrigeration systems

   Numbers indicate position in primary market served, generally North America, except as noted.
   *worldwide
   **Canada
and at OPW Engineered Systems, which manufactures loading arms and swivels for petroleum transfer. Civacon, which produces valves and other products used in transportation of chemicals and petroleum, purchased Knappco during the year, thereby expanding its line of products for tank trucks. Alberta Oil Tool, a Canadian producer of sucker rods and other equipment for oil production, also reported record earnings, as the Canadian "oil patch" remained strong.

Total profits for these seven companies increased 22%, with the largest gains at Midland and Ronningen-Petter. Ronningen-Petter's DCF filters have become a standard within the pulp and paper industry and its bag filter businesses continued to grow. Midland benefited from heavy production of rail tank cars by its major customers in response to a strong fleet replacement market.

SALES AND INCOME ADVANCED TO RECORD LEVELS AT RONNINGEN-PETTER, WHICH MAKES LIQUID FILTRATION SYSTEMS; AT MIDLAND MANUFACTURING, WHICH PRODUCES RAIL TANK CAR VALVE AND SAFETY DEVICES, AND AT WITTEMANN, A PRODUCER OF CO(2) RECOVERY SYSTEMS.

RESULTS MIXED AT OTHER COMPANIES

Dover Resources' other six businesses reported mixed results that reflected their individual circumstances.

Norris had a substantial profit gain on the strength of improved efficiencies and the company's 1994 departure from the downhole pump business. The domestic market for sucker rods did not improve but Norris modestly increased its market share and benefited from strong international activity. Conversely, reduced demand for Norriseal's equipment, especially valves from its Houston facility, resulted in a disappointing income drop and the need for cutbacks that in the short term reduced profits.

Duncan Parking Systems introduced new products for the parking industry and improved its share of large-scale municipal parking meter orders, leading to significantly improved profitability.

C. Lee Cook, Petro Vend and IST could not match their 1994 profits. In the course of the year, Cook undertook an aggressive program of manufacturing modernization in its Louisville facility, while expanding its Compressor Components and Manley Valve operations. The substantial capital investment and process change should lead to an improved profit performance in 1996 and enhanced service to Cook's customers.

OUTLOOK

Dover Resources' companies occupy strong positions within their respective market niches, and as a group are highly profitable. There is no one company or product line which is expected to drive 1996 results, but all the companies see opportunities for sales and earnings improvement and the outlook for Dover Resources is positive. A key objective for 1996 is to leverage expected sales growth into higher profit gains through close control of costs.

                        INDUSTRIES
                        ----------
                OPERATING
                 EARNING          OROI
                 -------          ----
91                  38             27
92                  38             34
93                  60             34
94                  81             35
95                 118             38

DOVER INDUSTRIES

DOVER INDUSTRIES TURNED IN RECORD SALES AND EARNINGS IN 1995, ACHIEVING AN ALL-TIME HIGH IN OPERATING RETURN ON OPERATING INVESTMENT, WHICH DOVER VIEWS AS THE KEY MEASURE OF EFFECTIVE USE OF STOCKHOLDERS' INVESTMENT.

The reported margin of 14.8% understates the true operating performance of Dover Industries' "average" company by almost three percentage points because of acquisition premium amortization and the net effect of unusual items, including environmental costs. Sales growth was almost entirely internal, with the effect of 1994 acquisitions, now included for the full year, and of one small add-on acquisition in 1995 contributing only 2 of the nearly 15 percentage point sales gain. All of Dover Industries' companies had sales gains, and 10 of the 12 had profit gains as well.

FIVE LARGEST BUSINESSES GROW

Approximately 65% of Dover Industries' sales and a slightly smaller percentage of its profit derived from five businesses: Rotary Lift, Tipper Tie, Marathon and Heil, now considered as two separate businesses -- Heil Environmental and Heil Trailer International. All improved their profits in 1995 by amounts ranging from modest, at Rotary Lift, to very large at both Heil companies and at Marathon.

Heil reorganized itself during the year into two separate businesses, one focusing on refuse trucks and dump bodies, the other on petroleum tanker and dry bulk carriers (see picture on Page 10). Larry Gray, formerly president of Heil, became Executive Vice President of Dover Industries, adding to the management depth within this Dover subsidiary. He will have primary oversight responsibility for the two Heil companies, Marathon and Tipper Tie. Both Heil companies had record sales and earnings. The environmental business benefited from a stronger, more confident marketplace and from cost reductions initiated in 1994. Heil Trailer International had large order increases during 1994 and early 1995 that forced extension of delivery times despite capacity expansion and high levels of productivity. It ended the year with a large backlog but a rapidly softening market and will need some order recovery to achieve further profit gains.

Rotary Lift had a slight profit gain in a slowing market that reflected a drop in activity by car dealers and mass merchandisers. Rotary continued its emphasis on new products, factory investments to reduce cost, and aggressive management of its multiple distribution channels for automotive lifts. With a view to expanding internationally, Rotary opened a sales office in London and invested in an Italian assembler and marketer of automotive scissors lifts.

[PHOTO]

From left to right; Glenn Chambers, Larry Gray, Bob Foster

1  H.E.I.L.
   Glenn M. Chambers, President
   Products: Refuse collection vehicles and dump bodies

1  Heil Trailer International
   Robert A. Foster, President
   Products: Trailerized tanks

1  Marathon Equipment
   Edward A. Furnari, President
   Products: Solid waste compaction, balers, and recycling equipment

1  Tipper Tie/technopack
   Charles M. Heard, President
   Products: Clip closures, packaging systems, netting, and wire products

1  Rotary Lift
   Timothy J. Sandker, President
   Products: Automotive lifts and alignment racks

1  Groen
   Louise E. O'Sullivan, President
   Products: Commercial food service cooking equipment/industrial processing equipment

1  Texas Hydraulics
   Vernon E. Pontes, President
   Products: Specialty hydraulic cylinders

2  DovaTech
   A. Patrick Cunningham, President
   Products: Bernard MIG welding, Weldcraft TIG welding, PlazCraft plasma cutting, PRC laser equipment

The Heil company set new sales and profit records for both of its major product groups. It will split into two separate companies in 1996, focusing on Refuse Trucks and on Tank Trailers.

1  Chief Automotive Systems
   James E. Aylward, President
   Products: Auto collision measuring and repair systems

1  Davenport
   Donald L. Firm, President
   Products: Multi-spindle screw machines, benchtop machine tools, and spare parts and attachments

1  Dieterich Standard
   Eugene M. Shanahan, President
   Products: Annubar(R) flow sensors

2  Randell
   Lynn L. Bay, President
   Products:Commercial refrigeration; Food service preparation and holding equipment

   Numbers indicate position in primary market served, generally North America

Marathon also set sales and income records, benefiting from the same market strength that lifted Heil Environmental. Ed Furnari, a longtime Marathon marketing executive, became president and has focused the company on sales of its traditional compactors and on widening its range of balers and other recycling products.

Tipper Tie's association with technopak, acquired in 1994, continued to benefit both companies, which set substantial earnings records in markets that were up only modestly. Both have gained from each other's technology, introducing new packaging products in Europe and the U.S.

GAINS AT FIVE OTHER COMPANIES

Texas Hydraulics' focus on value-creating product engineering solutions and effective cost control resulted in record profits. In the past three years, the company has more than doubled sales and almost tripled income. In 1996, it will focus on capacity expansion and on investment to reduce manufacturing costs.

APPROXIMATELY 65% OF DOVER INDUSTRIES' SALES AND A SLIGHTLY SMALLER PERCENTAGE OF ITS PROFIT DERIVED FROM FIVE BUSINESSES: ROTARY LIFT, TIPPER TIE, MARATHON AND HEIL, NOW CONSIDERED AS TWO SEPARATE BUSINESSES -- HEIL ENVIRONMENTAL AND HEIL TRAILER INTERNATIONAL.

Groen refocused its efforts on cooking equipment, selling its AMW coffee-brewing equipment line during the year. Improved manufacturing performance, especially at the Jackson, Mississippi facility, enabled Groen to leverage a small sales gain to record profits.

Davenport saw strong activity, both in new multiple spindle screw machine sales (the highest level of units shipped in over a decade) and in spare parts sales, which reflected increased machine usage. Davenport assumed responsibility for B&S, a manufacturer/marketer of spare parts for Brown & Sharpe screw machines. This, plus the acquisition of Light Machine in January, 1996 and the introduction of new products, should push Davenport to new records in 1996.

DovaTech, formerly Bernard, also leveraged a modest sales gain into record profits. The January, 1996 acquisition of PRC, a maker of laser welding and cutting equipment, should fuel further gains in 1996.

Dieterich Standard, Dover Industries, manufacturer of flow measurement devices, again achieved record earnings, with modest growth in a relatively flat market.

PROFIT DECLINES IN TWO BUSINESSES

Randell and Chief Automotive were unable to translate small sales gains into higher profits because of unfavorable sales mix, new product costs, and very competitive markets. Both businesses were solidly profitable and maintained their market positions. New products and manufacturing cost improvements are expected to yield sales and earnings gains in 1996.

OUTLOOK

All 12 Dover Industries companies have planned for profit increases in 1996, with the best opportunities seen at Marathon and Heil Environmental, as well as at Davenport, as it integrates B&S into its management structure and makes more effective use of B&S's new plant facilities in the U.K.

After making only one small add-on acquisition in 1995, Dover Industries hopes to step up its acquisition activity in 1996. A good start was made with two "add-ons" in January. Barring an economic downturn, strong growth is expected in 1996, although at a lower rate than in 1995.

                             DIVERSIFIED
                             -----------
                    OPERATING
                    EARNING             OROI
                    --------            ----
91                     36                32
92                     37                45
93                     39                47
94                     67                36
95                     93                35

DOVER DIVERSIFIED

DOVER DIVERSIFIED'S PROFITS ROSE 38% IN 1995, ACHIEVING A NEW
RECORD BY A SUBSTANTIAL AMOUNT ON THE STRENGTH OF EXCELLENT PERFORMANCES BY BELVAC AND TRANTER. PROFITS ALSO BENEFITED FROM A ONE-SHOT GAIN ON CONTRACT SETTLEMENTS AT SARGENT CONTROLS.

The segment's reported margin of 13.8% does not reflect the profitability of most Dover Diversified businesses. Diversified derived 25% of its sales from A-C Compressor, which had unusually low margins in 1995, and from Hill Phoenix's refrigerated display case business which operated at a loss. In addition, although Mark Andy contributed approximately $40 million in sales and had strong operating profits, it added little to reported earnings because of acquisition premium write-offs. Dover Diversified's operating return on operating investment remained strong at 34% after taxes.

TWO COMPANIES ARE STAR PERFORMERS

Belvac increased its sales 41%, setting a new record for the fifteenth consecutive year. Customer service and delivery time remained a challenge, despite aggressive capital spending and facility expansion. As the preferred producer of high-speed equipment to reduce the top diameter of aluminum beverage cans -- by "necking" the diameter down through a series of progressive dies -- Belvac has enjoyed extraordinarily strong demand in recent years. This has been driven by can producers' desire to reduce aluminum content, which is by far their largest cost element. Belvac introduced a new, modular necker (pictured on page 13), as well as new versions of its trimming machines and new "reformer" and "reprofiler" machines that alter the shape of can bottoms, permitting further aluminum content reduction. Demand for Belvac's products is expected to stay strong throughout 1996.

Tranter increased its sales almost 50%, reflecting a full year's results from its 1994 acquisitions, HTT/SWEP and ReHeat, as well as strong growth in the U.S. and Europe. The combination of bolted and brazed plate and frame heat transfer technology within one company is proving helpful to both product lines. Tranter expanded its European manufacturing capacity.

MIXED RESULTS AT OTHER BUSINESSES

Waukesha Bearings set sales and profit records by narrow margins. The company's focus on specially engineered bearing "solutions" enabled it to maintain its leadership position in this industry.

Pathway Bellows recovered from a disappointing profit performance in 1994 to achieve a new earnings record on a small sales gain through better control of costs. Several poorly priced jobs and cost overruns adversely affected results in 1994.

2  Waukesha Bearings
   Donald A. Fancher, President
   Products: Fluid film bearings;
   Sweeney torquing tools;
   CRL manipulators and isolators

1  Pathway Bellows
   Keith Cole, President
   Products: Metal and fabric expansion joints

1  Sargent Controls & Aerospace**
   Donald C. Tarquin, President;
   Products: Submarine fluid controls; aircraft hydraulic controls; self-lubricating bearings

1  Mark Andy*
   John Eulich, President
   Products: Flexographic presses

   Phoenix Diversified Products
   Ken Stevens, President
   Products: Electrical distribution systems

1  Thermal Equipment
   Todd L. Taricco, President
   Products:Autoclaves;
   industrial cleaning equipment; medical
   waste treatment

                                    [PHOTO]
From left to right; Wendell Bates, Charlie Price, Jim Schneiders, Jim Marshall

1  Belvac*
   Jim Schneiders, President
   Products: Can necking and trimming
   equipment

1  Tranter
   Kenneth L. Kaltz, President
   Products: Plate/frame and compact brazed heat exchangers; transformer radiators

2  A-C Compressor
   Thomas Bell, President
   Products: Centrifugal, oil-free-screw, and rotary compressors

2  Hill Phoenix
   Ralph Coppola, President
   Products: Commercial refrigeration
   systems; refrigerated display cases


Belvac's new, model 595K modular necker is expandable to 16 turret stations, allowing die necking to 202 diameter tops plus bottom profiling, reforming, flanging, and inspection -reducing aluminum usage and expensive can handling.


Numbers indicate position in primary market served, generally North America, except as noted.

*Worldwide

**Position for submarine fluid controls

Besides an earnings gain from its contract settlements, Sargent Controls improved its sales and operating margins, while further consolidating operations in a single facility. At year-end, it won a new contract for valves on the third Seawolf class submarine, improving the outlook for 1996-97.

Profit progress at Thermal Equipment proved elusive, as the aerospace market for autoclaves remained depressed and price-competitive. The management team was strengthened and new products will be introduced in 1996.

Dover Diversified's two major disappointments occurred at A-C Compressor and the Refrigerated Display Case division of Hill Phoenix. New operating management was appointed at both companies in the fourth quarter. A loss had been anticipated at the Hill case business, acquired in August, 1994, because of the expected costs associated with moving production facilities and introducing a new product line, but the move from Trenton, New Jersey to Richmond, Virginia was more disruptive and costly than expected. The refrigeration systems portion of Hill Phoenix partially offset this disappointment with an outstanding year. The Phoenix Refrigeration Company (acquired in 1993) and Margeaux (acquired in 1995) combined for record sales and earnings. The outlook for Hill Phoenix in 1996 is positive with improvement expected in the display case business.

AS THE PREFERRED PRODUCER OF HIGH-SPEED EQUIPMENT TO REDUCE THE TOP DIAMETER OF ALUMINUM BEVERAGE CANS -- BY "NECKING" THE DIAMETER DOWN THROUGH A SERIES OF PROGRESSIVE DIES -- BELVAC HAS ENJOYED EXTRAORDINARILY STRONG DEMAND IN RECENT YEARS.

At A-C Compressor, several large compressor jobs outside of the company's traditional technology niche, taken at very competitive prices, plus a delivery schedule that overloaded manufacturing capacities in the second half, led to a sharp drop in margins from historic levels. A-C expects to work through the difficult portion of its order book in the first half of 1996 and has refocused its efforts under a newly appointed president.

ACQUISITION

The Mark Andy company, acquired in May, 1995, achieved record sales and (pre-acquisition cost) earnings and further solidified its leadership position in the manufacture of flexographic presses. Flexography is the most effective method for high quality, low-to-medium volume printing of self-adhesive labels, a rapidly growing segment of the huge, worldwide printing industry. In 1996, Mark Andy will expand its product offerings while investing in manufacturing and process improvements to reduce costs.

OUTLOOK

The outlook is positive for all of Dover Diversified's businesses with "turnaround" opportunities in several areas. As a result, earnings at Dover Diversified are expected to grow strongly again in 1996.

                                  TECHNOLOGIES

                                         Operating          After-Tax
                                          Earnings      Operating Return
                                        ($ millions)    on Investment (%)
91                                           27                15
92                                           30                16
93                                           42                18
94                                           76                30
95                                          134                45

DOVER TECHNOLOGIES. ON A SALES GAIN OF 45%, DOVER TECHNOLOGIES' PROFITS SURGED 75% IN 1995. THE PROFIT INCREASE WAS NEARLY $70 MILLION, MEASURED BEFORE ACQUISITION PREMIUM WRITE-OFFS, CORPORATE EXPENSES AND OTHER ADJUSTMENTS.

Of this, the largest share was provided by Universal Instruments, with the balance from the fourth-quarter inclusion of Imaje and the growth of other Dover Technologies companies', notably DEK and Quadrant. The segment's companies also made good strategic progress toward their goals of becoming significant players in surface mount equipment and of building leadership roles in other focused market niches.

A RECORD YEAR FOR UNIVERSAL

Universal set a profit record in 1995 by a wide margin on record sales of more than $500 million. The profit gain derived partly from improved sales and margins in surface mount assembly equipment, but more from a surge in demand for Universal's highly profitable thru-hole equipment. Thru-hole orders rose sharply, beginning in the latter part of 1994 and continuing through the first half of 1995, because of the development of new consumer electronic products designed for thru-hole components (such as direct TV) and the movement of manufacturing to low-cost environments, notably China, Malaysia and Mexico. Bookings of thru-hole product dropped sharply in the second half of 1995.

Sales of surface mount products exceeded those of thru-hole equipment and made a solid contribution to Universal's profits. Universal's share of the $3 billion worldwide market for all types of surface mount equipment is less than 10%. However, in the flexible/fine pitch segment, which accounts for about one-third of the total market, Universal's share is well into double digits and the company may be the sales leader in North America. Universal developed several new options for its GSM-1 machine during 1995 and will begin shipping its new GSM-2 early in 1996 (see picture, p. 16). The overall market for surface mount assembly equipment is expected to reach $5 billion by the year 2000. Universal hopes to grow faster than the market by expanding the application range of "flexible" machines and achieving deeper penetration of that market.

GAINS AT MOST COMPANIES

DEK also set sales and profit records, although margins were below desired levels because of new product development

1  Universal Instruments Corporation
   Gerhard D. Meese, President
   Products: Automated assembly equipment
   for printed circuit boards

2  Imaje, S.A.
   Albert Journo, President
   Products: Continuous Ink Jet printers,
   consumables

1  DEK Printing Machines Ltd (U.K.)
   John B. Knowles, Managing Director
   Products: Screen printers for surface mount printed circuit boards; BSL flying probe testers

1  Quadrant Technologies
   Terence W. Ede, President
   Company/Products:
   Vectron Technologies, Inc.:
     SAW devices, oscillators
   Vectron Laboratories, Inc.:
     Crystal oscillators
   Oscillatek, Inc.:
     Crystal oscillators
   Dielectric Laboratories, Inc.:
     High frequency capacitors
   Communication Techniques, Inc.:
     Microwave synthesizers
   Measurement Systems, Inc.:
     Manual positioning controls

                                    [PHOTO]
From left to right; Koen Gieskes, Mark Ragard, Gerhard Meese. Back row; John Yurger, Gene Heiser

Universal Instruments is introducing the GSM-2 Surface Mount Placement Machine, adding to its range of products for the accurate, flexible placement market segment.

1  K&L Microwave, Inc.
   Charles J. Schaub, President
   Products: Microwave/R.F. filters, Dow-Key coaxial switches

2  TNI, Inc.
   James M. Strathmeyer, President
   Products: Ferrite transformers,
   GFS transformers

   Novacap, Inc.
   Dr. Andre P. Galliath, President
   Products: Multilayer ceramic capacitors

2  Soltec International, B.V. (Netherlands)
   Michiel J. van Schaik, Managing Director
   Products: Automated soldering equipment for printed circuit boards

   Numbers indicate position in primary market served, generally North America costs and a need for better manufacturing performance on its basic Model 265 product line. In early 1996, DEK began shipping two new models that are expected to add greater value for customers and lead to further sales gains.

Quadrant Technologies achieved strong gains, primarily from its acquisition of AT&T Frequency Control Products (renamed Vectron Technologies, Inc.) at mid-year. The movement of this business from AT&T to a new, focused manufacturing site will be completed in the first quarter. Quadrant's Vectron Technologies, Vectron Labs and Oscillatek companies now occupy a leadership position in the oscillator market, with product offerings covering a wide range of technologies and annual sales of $100 million.


THE OVERALL MARKET FOR SURFACE MOUNT ASSEMBLY EQUIPMENT IS EXPECTED TO REACH $5 BILLION BY THE YEAR 2000. UNIVERSAL HOPES TO GROW FASTER THAN THE MARKET BY EXPANDING THE APPLICATION RANGE OF "FLEXIBLE" MACHINES AND ACHIEVING DEEPER PENETRATION OF THAT MARKET


K&L Microwave and Novacap improved sales and profits, helped by strong niche markets and new products. TNI and Soltec reported flat profits, but their outlook for 1996 is positive, as Soltec is introducing two new soldering machines (Delta Wave(TM) and Prisma(TM)), while TNI will benefit from the fourth quarter add-on acquisition of GFS Manufacturing.

ACQUISITION OF IMAJE

In purchasing Imaje for approximately $200 million, Dover made its largest acquisition. Imaje, based in Valence, France, is one of three major producers worldwide of continuous inkjet printers. These machines electronically "throw" specially formulated, proprietary, fast-drying inks onto products moving along the customer's assembly lines. High speeds, low operating cost and the ability to change markings on the fly make this the preferred technology for industrial product-marking applications. For the full year 1995 Imaje set a (pre-acquisition cost) profit record with sales in excess of $160 million, gaining share in a growing market. This was Imaje's fourth year of improvement since a management team led by Albert Journo took over direction of the company. This management team will continue to direct and expand the business with access to Dover Technologies' financial resources.

OUTLOOK

Earnings will decline at Universal in 1996, as surface mount sales and profits are unlikely to grow fast enough to offset the expected decline in thru-hole assembly equipment shipments. The inclusion of Imaje for a full year and a reduced rate of acquisition premium write-off should more than make up for Universal's decline. In addition, two add-on acquisitions were completed in January, 1996 -- BSL by DEK, and Dow-Key Microwave by K&L. With all other Dover Technologies companies seeing profit opportunities, especially DEK with its new products and Quadrant with the AT&T product line, the outlook is for another record year.

                          DOVER ELEVATOR INTERNATIONAL

                    Operating                     After-Tax
                     Earnings                Operating Return on
                   ($ millions)                 Investment (%)
91                     58                            26
92                     59                            26
93                     56                            25
94                     46         58                 21       25
95                     32         63                 25       28
                   Reported    Excluding                   Excluding
                                Special                     Special
                                 Items                       Items

DOVER ELEVATOR INTERNATIONAL, INC. ALTHOUGH NON-RECURRING CHARGES OF $11.5 MILLION IN 1994 AND $31.9 MILLION IN 1995 DISTORT THE TREND OF SEGMENT REPORTING, THE $63 MILLION DOVER ELEVATOR INTERNATIONAL EARNED IN 1995 BEFORE THESE CHARGES WAS ITS BEST RESULT SINCE 1990.

During this five-year period, sales were flat at $800 million, plus or minus 3%. The North American market, where most Dover Elevator activity is concentrated, has been in a major recession since the 1990-91 real estate crash.

REORGANIZATION

The continuing flat performance, with no indication of a near-term upturn in markets, created the need for a structural reorganization of Dover Elevator International. In 1994, General Elevator, which was an independent service company with a national network of offices, was integrated into Dover Elevator operations. Responsibility for all elevator manufacturing management was also concentrated around Horn Lake, Mississippi, as the Canadian company was divided into separate factory and field operations.

In 1995, North America was restructured as a "wholly unitary" business. Field operations (sales, service and construction) were divided into seven regions -- five covering areas east of the Rockies and one each for the Pacific Coast region and Canada. Dover Elevator also closed its manufacturing operations in Canada and consolidated production in the Horn Lake area. Additionally, it shut down its separate companies for accessibility products and for elevator components in Germany. The restructuring reduced Dover Elevator International's salaried employment by approximately 300 people -- 12% -- between January, 1994 and December, 1995, with the largest cuts coming in the fourth quarter of 1995.

SPECIAL CHARGE

The special charges of $43 million reported over the past two years were largely non-cash in nature. The largest elements were the write-down of facilities to estimated market value, the write-off of fixed assets and inventories, and severance pay. In addition, Dover Elevator adopted a new method of measuring the percentage of completion in its new elevator operations that spreads revenue more evenly over the project cycle. This resulted in a $7 million cost adjustment in the fourth quarter of 1995, which was included in the special charge for the year. This measurement change will even out somewhat the peaks and valleys in reported income caused by changes in the level of activity in the elevator business.

                                    [PHOTO]
From left to right; Gary Bailey, Bill Wilkinson, Nigel Davis, Steve Bailey, Buzz Dana, Marc Beckers

   Dover Elevator International
   Nigel Davis, President
   Gary Bailey, Steve Bailey, VPs, Eastern
     Marketing Group
   Buzz Dana, VP, Pacific/Canadian
     Marketing Group
   Bill Wilkinson, VP, International Operations
   Paul Nickel, VP, Finance

   Hammond & Champness LTD UK
   Marc Beckers, Managing Director

   Dover is North America's largest new elevator company, and second in total sales, including service.

[FIGURE OF AN ARROW POINTING TOWARDS GROUP PHOTO]
The senior management group is placing emphasis on cost control, hydraulic elevator sales, and exports - especially to the booming China market.

NEW MANAGEMENT TEAM

Nigel Davis is president of the new unitary Dover Elevator International. He has been a Dover manager for 12 years, the last nine as president of Hammond & Champness, Dover Elevator's European elevator company. The five Eastern field regions are directed by Gary and Steve Bailey, who have directed various Dover elevator companies for many years. Buzz Dana, formerly president of Dover's Sound Elevator (Seattle), now has responsibility for the Pacific region and for Canada. International operations are headed by Bill Wilkinson, previously president of Dover Elevator Canada. He will direct export activities, as well as H & C's U.K. and German operations, and Dover Elevator's Chinese joint ventures. In addition, Paul Nickel, a former Dover senior financial executive who rejoined the company two years ago as controller, will direct Dover Elevator's financial affairs.

DOVER ELEVATOR MANAGEMENT'S FOCUS WILL BE ON INCREASING THE EFFICIENCY OF OPERATIONS, ON IMPROVING VALUE-ADDED SERVICES TO CUSTOMERS, ON STRENGTHENING SALES IN THE HYDRAULIC ELEVATOR MARKET, AND ON EXPANDING EXPORTS, ESPECIALLY TO CHINA.

MARKETS

The overall market for new elevators in North America and the U.K. remained very flat and price competitive. Service and modernization activities have seen some recovery, but also remain very competitive. Dover Elevator's operating pattern of previous years continued: little sales growth, large losses in new elevators (the combined process of manufacturing elevators and installing them in buildings), offset by continued good profitability in service and modernization. These "aftermarket" businesses, while no longer growing at the double-digit rates they enjoyed for a number of years, now account for more than half of overall sales. The near-extinction of the high-rise (gearless) elevator market in North America since 1990 has led to increased competitive pressure on Dover's mid-rise (geared) and low-rise (hydraulic) elevator segments. Dover continues as the largest manufacturer/ installer of new elevators in North America, although Otis has larger total sales because of its much bigger installed base for service. Exports from our U.S. elevator factories continued to grow, especially to China, which is the largest world market where actual building construction exceeds local elevator component manufacturing capacity.

OUTLOOK AND MISSION

Dover Elevator's reorganization should increase operating profits in 1996 to a level at or above the annualized rate of $70 million that the company achieved in the second half of 1995. Dover Elevator management's focus will be on increasing the efficiency of operations, on improving value-added services to customers, on strengthening sales in the hydraulic elevator market, and on expanding exports, especially to China.

Although Dover Elevator now represents a much smaller portion of Dover Corporation's income stream than it did in the 1980s, the company's financial performance has been good relative to other large elevator companies. It represents a valuable franchise and will continue to play an important role in creating long-term value for Dover stockholders.

                                FINANCIAL REVIEW


                                TABLE OF CONTENTS


 Market Segment Information...................................... 22
 Consolidated Statements of Earnings............................. 23
 Consolidated Statements of Retained Earnings.................... 23
 Consolidated Balance Sheets..................................... 24
 Consolidated Statements of Cash Flows........................... 25
 Notes to Consolidated Financial Statements...................... 26
 Independent Accountants' Report................................. 34
 Quarterly Data.................................................. 35
 Common Stock Cash Dividends and Market Prices................... 35
 Management's Discussion and Analysis of Financial Condition
   and Results of Operations..................................... 36
 11-Year Consolidated Summary of Selected Financial Data......... 38
 Directors and Officers.......................................... 40
 Stockholder Information......................................... 40

SALES AND OPERATING PROFIT BY MARKET SEGMENT

                                              DOVER CORPORATION AND SUBSIDIARIES

(IN THOUSANDS)

For the Years Ended December 31,           1995            1994            1993          1992           1991            1990
-----------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
  Dover Technologies                 $  873,505      $  603,068      $  488,248    $  458,603     $  421,943      $  424,704
  Dover Industries                      798,173         691,342         501,364       357,054        339,255         324,967
  Dover Diversified                     672,503         472,706         244,597       225,771        196,464         209,961
  Dover Resources                       583,727         525,971         472,643       439,389        447,079         420,163
  Dover Elevator International          822,833         793,559         777,720       791,099        791,400         830,589
  Intramarket sales                      (4,864)         (1,370)           (644)         (336)          (355)            (39)
                                     ----------------------------------------------------------------------------------------
    Consolidated total               $3,745,877      $3,085,276      $2,483,928    $2,271,580     $2,195,786      $2,210,345
                                     ----------------------------------------------------------------------------------------
Operating profit:
  Dover Technologies                 $  133,641      $   76,205      $   41,797    $   29,793     $   27,439        $ 27,737
  Dover Industries                      117,841          81,028          59,942        37,837         37,812          49,637
  Dover Diversified                      92,948          67,220          39,360        37,373         35,955          36,142
  Dover Resources                        90,745          83,979          70,290        58,594         62,323          66,268
  Dover Elevator International           31,550          46,123          56,404        59,198         57,947          95,936
  Interest income, interest
    expense and general
    corporate expenses, net             (49,614)        (47,696)        (22,251)      (22,460)       (17,388)        (31,602)
                                     ----------------------------------------------------------------------------------------
    Consolidated income before
      income taxes                   $  417,111      $  306,859     $  245,542    $  200,335     $  204,088      $  244,118
                                     ----------------------------------------------------------------------------------------
Profit margin (pretax):
  Dover Technologies                       15.3%           12.6%            8.6%          6.5%           6.5%            6.5%
  Dover Industries                         14.8            11.7            12.0          10.6           11.1            15.3
  Dover Diversified                        13.8            14.2            16.1          16.6           18.3            17.2
  Dover Resources                          15.5            16.0            14.9          13.3           13.9            15.8
  Dover Elevator International              3.8             5.8             7.3           7.5            7.3            11.6
                                     ----------------------------------------------------------------------------------------
    Consolidated profit margin             11.1%            9.9%            9.9%          8.8%           9.3%           11.0%
                                     ----------------------------------------------------------------------------------------
Identifiable assets at December 31:
  Dover Technologies                 $  721,831      $  330,661      $  278,871    $  285,749     $  247,562      $  271,959
  Dover Industries                      591,228         541,109         485,419       302,821        314,037         257,645
  Dover Diversified                     570,269         452,074         340,072       183,262        116,432         148,108
  Dover Resources                       326,047         291,480         218,473       219,216        228,152         221,900
  Dover Elevator International          380,889         362,924         381,587       376,508        378,385         377,059
  Corporate (principally cash
    and equivalents, and
    marketable securities)               76,387          92,389          69,267        58,568         72,052         191,695
                                     ----------------------------------------------------------------------------------------
      Consolidated total             $2,666,651      $2,070,637      $1,773,689    $1,426,124     $1,356,620      $1,468,366
                                     ----------------------------------------------------------------------------------------
Depreciation and amortization:
  Dover Technologies                 $   19,750      $   13,904      $   13,401    $   19,755     $   20,144      $   23,628
  Dover Industries                       26,783          25,453          20,520        17,840         26,112          17,050
  Dover Diversified                      27,141          21,948          14,837        10,756          9,623          10,008
  Dover Resources                        17,816          19,089          13,300        13,602         14,689          13,930
  Dover Elevator International           14,953          13,744          13,319        13,683         14,366          12,692
  Corporate                               1,393           1,651           1,592         1,821            432             222
                                     ----------------------------------------------------------------------------------------
    Consolidated total               $  107,836      $   95,789      $   76,969    $   77,457     $   85,366      $   77,530
                                     ----------------------------------------------------------------------------------------
Capital expenditures:
  Dover Technologies                 $   18,546      $   13,425      $   11,769    $   11,665     $   12,373      $    9,380
  Dover Industries                       20,675          23,299          11,146         8,225          5,675           5,584
  Dover Diversified                      31,299          19,419           4,802         5,767          6,243           5,943
  Dover Resources                        21,127          16,340          11,515        11,560         12,307          11,859
  Dover Elevator International           10,949          11,764           8,112         5,137          9,947          12,049
  Corporate                                  72             226             188            87             73             165
                                     ----------------------------------------------------------------------------------------
    Consolidated total               $  102,668      $   84,473      $   47,532    $   42,441     $   46,618      $   44,980
-----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS*

                                              DOVER CORPORATION AND SUBSIDIARIES

(IN THOUSANDS EXCEPT PER SHARE FIGURES)*

Years ended December 31,                                1995            1994            1993
--------------------------------------------------------------------------------------------
Net sales                                         $3,745,877      $3,085,276      $2,483,928
Cost of sales                                      2,564,344       2,137,477       1,733,256
                                                  ------------------------------------------
  Gross profit                                     1,181,533         947,799         750,672
Selling and administrative expenses                  743,133         622,434         496,799
                                                  ------------------------------------------
  Operating profit                                   438,400         325,365         253,873
                                                  ------------------------------------------
Other deductions (income):
  Interest expense                                    40,113          36,461          22,338
  Interest income                                    (20,060)        (18,619)        (19,601)
  All other, net                                       1,236             664           5,594
                                                  ------------------------------------------
  Total                                               21,289          18,506           8,331
                                                  ------------------------------------------
  Earnings before taxes on income                    417,111         306,859         245,542
Federal and other taxes on income                    138,800         104,486          87,288
                                                  ------------------------------------------
  Net earnings (per common share
    1995 $2.45; 1994 $1.77; 1993 $1.39)           $  278,311      $  202,373      $  158,254
--------------------------------------------------------------------------------------------

Earnings per share computed on the basis of the weighted average number of common shares outstanding during the year (113,453 in 1995, 114,370 in 1994 and 114,220 in 1993).*

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS*

                                              DOVER CORPORATION AND SUBSIDIARIES

(IN THOUSANDS EXCEPT PER SHARE FIGURES)

Years ended December 31,                                1995            1994            1993
--------------------------------------------------------------------------------------------
Balance at beginning of year                      $1,268,114      $1,121,817      $1,051,949
Net earnings                                         278,311         202,373         158,254
                                                  ------------------------------------------
                                                   1,546,425       1,324,190       1,210,203
Deductions:
  Distribution of contract electronics
    manufacturing business                                 -               -          36,982
  Stock split                                         56,793               -               -
  Treasury stock retired                             273,900               -               -
  Common stock cash dividends of $.56 per
    share ($.49 in 1994; $.45 in 1993)                63,545          56,076          51,404
                                                  ------------------------------------------
Balance at end of year                            $1,152,187      $1,268,114      $1,121,817
--------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                              DOVER CORPORATION AND SUBSIDIARIES

(IN THOUSANDS EXCEPT PER SHARE FIGURES)

December 31,                                            1995            1994            1993
--------------------------------------------------------------------------------------------
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents                     $  121,698      $   90,304      $   63,685
    Marketable securities, at market (1993
      at cost, which approximates market)             27,054          54,583          32,592
    Receivables (less allowance for doubtful
      accounts of $22,325 in 1995, $14,326 in
      1994 and $10,198 in 1993)                      706,889         576,628         475,155
    Inventories                                      479,327         364,604         294,319
    Prepaid expenses and other current assets         49,391          47,020          37,889
                                                  ------------------------------------------
      Total current assets                         1,384,359       1,133,139         903,640
                                                  ------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land                                                26,565          26,546          24,134
  Buildings                                          223,227         185,545         160,294
  Machinery and equipment                            725,335         600,084         530,209
                                                  ------------------------------------------
                                                     975,127         812,175         714,637
    Less accumulated depreciation                   (551,187)       (469,490)       (431,274)
                                                  ------------------------------------------
      Net property, plant and equipment              423,940         342,685         283,363
                                                  ------------------------------------------
INTANGIBLE ASSETS, NET OF AMORTIZATION               811,182         564,420         535,136
OTHER INTANGIBLE ASSETS                               10,258          10,258          10,258
OTHER ASSETS AND DEFERRED CHARGES                     36,912          20,135          41,292
                                                  ------------------------------------------
                                                  $2,666,651      $2,070,637      $1,773,689
                                                  ------------------------------------------
--------------------------------------------------------------------------------------------

LIABILITIES
  CURRENT LIABILITIES:
    Notes payable                                 $  417,478      $  263,605      $  174,980
    Current maturities of long-term debt               2,502             455             312
    Accounts payable                                 190,850         155,186         117,206
    Accrued compensation and employee benefits       125,600          88,235          71,084
    Accrued insurance                                106,274          98,712          74,501
    Other accrued expenses                           209,455         147,585         116,915
    Federal and other taxes on income                 28,888          18,445          40,796
                                                  ------------------------------------------
      Total current liabilities                    1,081,047         772,223         595,794
                                                  ------------------------------------------
  LONG-TERM DEBT                                     255,600         253,587         252,065
  DEFERRED INCOME TAXES                               46,328           2,545          20,409
  OTHER DEFERRALS (PRINCIPALLY COMPENSATION)          55,970          46,423          35,419
COMMITMENTS AND CONTINGENCIES (NOTES 11 AND 12)
STOCKHOLDERS' EQUITY
  CAPITAL STOCK:
    Preferred, $100 par value per share.
      Authorized 100,000 shares; issued none               -               -               -
    Common, $1 par value per share.
      Authorized 200,000,000 shares; issued
        116,562,662 shares (66,440,674 shares
        in 1994 and 66,298,575 in 1993)              116,563          66,441          66,298
  ADDITIONAL PAID-IN CAPITAL                           6,424          17,676          12,531
  CUMULATIVE TRANSLATION ADJUSTMENTS                   2,268          (8,206)        (12,761)
  UNREALIZED HOLDING GAINS (LOSSES)                    3,994            (550)              -
  RETAINED EARNINGS                                1,152,187       1,268,114       1,121,817
                                                  ------------------------------------------
                                                   1,281,436       1,343,475       1,187,885
    Less common stock in treasury, at cost,
      2,892,592 shares(9,710,570 shares in
      1994 and 9,135,689 in 1993)                     53,730         347,616         317,883
                                                  ------------------------------------------
      Net stockholders' equity                     1,227,706         995,859         870,002
                                                  ------------------------------------------
                                                  $2,666,651      $2,070,637      $1,773,689
--------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS*

                                              DOVER CORPORATION AND SUBSIDIARIES

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN THOUSANDS)*

Years Ended December 31,                                 1995            1994            1993
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                     $  278,311      $  202,373      $  158,254
                                                   ------------------------------------------
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Depreciation and amortization                     107,836          95,789          76,969
    Provision for losses on accounts receivable         9,616             898           5,546
    Net increase (decrease) in LIFO reserve             4,647          (2,079)         (7,714)
    Deferred income taxes                             (13,688)        (18,958)            505
    Loss (gain) on sale of property and equipment        (219)         (3,510)          2,435
    Decrease (increase) in deferred compensation        7,538          11,431            (367)
    Acquisition inventory write-off                    11,656           7,254           9,108
    Gain on sale of business                           (1,900)
    Other, net                                        (18,026)         (5,780)         (3,064)
    Changes in assets and liabilities (excluding
      effects of acquisitions and dispositions):
      Decrease (increase) in accounts receivable      (84,212)        (56,834)        (52,913)
      Decrease (increase) in inventories
        excluding LIFO reserve                        (69,454)        (29,763)          5,164
      Decrease (increase) in prepaid expenses              54          (6,989)         (2,150)
      Decrease (increase) in other assets             (13,150)         21,161           5,460
      Increase in accounts payable                     25,939          19,595           6,739
      Increase in accrued expenses                     53,845          57,118          35,915
      Increase (decrease) in federal and other
        taxes on income                                 4,779          16,680         (13,583)
                                                   ------------------------------------------
        Total adjustments                              25,261         106,013          68,050
                                                   ------------------------------------------
          Net cash provided by operating
            activities                                303,572         308,386         226,304
                                                   ------------------------------------------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Net sale (purchase) of marketable securities         31,524         (21,991)         (3,012)
  Proceeds from sale of property and equipment         16,556           6,733           4,108
  Additions to property, plant and equipment
    (includes rental equipment: $1,149 in 1995,
       $455 in 1994 and $1,217 in 1993)              (103,817)        (84,928)        (48,749)
  Acquisitions (net of cash and cash equivalents:
    $32,840 in 1995, $5,682 in 1994 and $2,034
    in 1993)                                         (297,427)       (180,754)       (318,968)
  Proceeds from sale of businesses                      5,000               -           1,557
  Purchase of treasury stock (249 shares
    in 1995, 1,150 shares in 1994 and 90 shares
    in 1993)                                           (7,601)        (29,733)         (2,329)
                                                   ------------------------------------------
    Net cash used in investing activities            (355,765)       (310,673)       (367,393)
                                                   ------------------------------------------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Increase (decrease) in notes payable                153,853          88,594         (45,741)
  Reduction of long-term debt                        (266,447)         (7,603)        (15,700)
  Proceeds from long-term debt                        250,211               -         250,000
  Proceeds from exercise of stock options               9,944           5,288           3,145
  Proceeds from sale (repurchases) of
    lease receivables                                     750           1,863          (6,450)
  Cash dividends to stockholders                      (63,545)        (56,075)        (51,404)
                                                   ------------------------------------------
    Net cash from financing activities                 84,766          32,067         133,850
                                                   ------------------------------------------
  Effect of exchange rates on cash                     (1,179)         (3,161)           (708)
                                                   ------------------------------------------
  Net increase (decrease) in cash and
    cash equivalents                                   31,394          26,619          (7,947)
  Cash and cash equivalents at beginning
    of year                                            90,304          63,685          71,632
                                                   ------------------------------------------
  Cash and cash equivalents at end of year         $  121,698      $   90,304      $   63,685
                                                   ------------------------------------------

SUPPLEMENTAL INFORMATION, CASH PAID DURING
  THE PERIOD FOR:
  Income taxes                                     $  147,439      $  106,717      $  101,574
  Interest                                             32,669          40,076          17,057
---------------------------------------------------------------------------------------------

1994 & 1993 reclassified to conform to 1995 presentation.
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                DECEMBER 31, 1995, 1994 AND 1993

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is a multinational, diversified manufacturing corporation comprised of over 50 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. The Company groups its products and services by industry into five segments as set forth in the tables shown on page 22. A description of the products manufactured and services performed by each of the five segments is given on pages 10 through 20.

The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

A. CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisition.

In conformity with the Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation," the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1995, 1994 and 1993 in the cumulative translation adjustments shown on the balance sheets follows:

(in thousands)                1995        1994        1993
----------------------------------------------------------
Balance at beginning
  of year                  $(8,206)   $(12,761)   $ (7,142)
Aggregate adjustment
  for year                 $10,474       4,555      (5,619)
----------------------------------------------------------
Balance at end of year     $ 2,268    $ (8,206)   $(12,761)
----------------------------------------------------------

B. PERVASIVENESS OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. INVENTORIES: Approximately 48% of net inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value.

Inventory of foreign subsidiaries and inventory of some recently acquired domestic companies is stated at the lower of cost, determined on the first-in, first-out (FIFO) basis or market.

The remaining inventory principally represents the sum of actual production and erection costs incurred to date on uncompleted elevator installation contracts plus a percentage of estimated profit (where applicable) reduced by progress billings. The net amounts so reflected in the balance sheets are not considered material.

D. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements of existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred.

When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and gain or loss realized on disposition is reflected in earnings.

Plant and equipment is generally depreciated based upon accelerated methods, utilizing estimated useful property lives, for both accounting and tax purposes.

Depreciation expense in 1995 was $70,125,000 compared with $57,774,000 in 1994 and $50,907,000 in 1993.

E. INTANGIBLE ASSETS: Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, service contracts and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period, generally, of 40 years; the remaining amortization is based on estimated useful lives which range from 6 to 20 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company periodically evaluates the recoverability of goodwill and makes adjustments when warranted.

Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.

Goodwill, net of amortization, aggregated $591,543,000 at December 31, 1995, $465,518,000 at December 31, 1994, and $446,961,000 at December 31, 1993.

F. RECOGNITION OF INCOME AND EXPENSE ON ELEVATOR INSTALLATION CONTRACTS:
Substantially all of the Company's income from elevator installation contracts is recorded on the percentage of completion method. Under the percentage of completion method, contract revenue is recognized as costs are incurred using estimated gross profit percentages.

G. INCOME TAXES: The provision for income taxes includes Federal, state, local and foreign taxes.

Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $1,215,000 from January 1 to June 30, 1995, (when the credit expired), $4,982,000 in 1994, and $1,514,000 in 1993.
Research and experimentation expenditures charged to earnings amounted to $94,372,000 in 1995, $96,855,000 in 1994 and $60,430,000 in 1993.

Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

H. CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

I. SELF INSURANCE: The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, and health and welfare claims resulting from certain events and comprehensive general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

J. CHANGES IN ACCOUNTING PRINCIPLES: Effective January 1, 1994, the Company adopted the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As applicable here the statement requires that investments in such securities be designated either as trading, or available-for-sale. Trading securities are reported at fair value with unrealized gains and losses recognized in earnings. Available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding gains (losses)" included in stockholders' equity.

The Company did not hold any trading securities at December 31, 1995. The net realized gains for the years ended December 31, 1995, 1994 and 1993 were $2,140,000, $4,047,000, and $1,523,000 respectively. As of December 31, 1995, available-for-sale securities totaled $27,054,000 with a related gross unrealized gain of $3,994,000 and consisted of investments in certain mutual funds which invest primarily in equity securities.

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is effective for the fiscal years beginning after December 15, 1995. The Company believes that SFAS No. 121 will not have a material impact on the Company's financial position or results of operations.

During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The disclosure requirements under this Standard will affect the Company beginning in 1996 for all of its stock options granted after December 15, 1994. The Statement allows alternative accounting methods and the Company has chosen to account for stock options as in the past under Accounting Principles Board Opinion No. 25. In addition, the Company will disclose certain pro forma information required by the Statement beginning with the Company's next annual report.

2. ACQUISITIONS AND DISPOSITIONS:

1993 -- On May 21 the Company spun-off its contract electronics manufacturing business to its stockholders in a tax free distribution of stock of DOVatron International, Inc., formerly Dover Electronics Manufacturing. The Company's stockholders received one share of DOVatron for every ten shares of Company stock owned on the record date, also May 21. No gain or loss was recognized from the distribution and the net assets of DOVatron were eliminated from the Company's retained earnings.

Effective January 1 the Company acquired all of the capital stock of Lift Service and Montage, GmbH, a regional elevator company headquartered in Saarbrucken, Germany. On April 1 the Company acquired certain assets of Atlanta Elevator Company, a regional elevator service and repair company. On April 14 the Company acquired from Brown & Sharpe Manufacturing Company (U.S.) and Brown & Sharpe Ltd. (U.K.), all assets relating to their screw machine repair business. Also on April 14 the Company acquired the assets of Plymslade Screw Machine Services, Ltd., a U.K. manufacturer and distributor of Brown & Sharpe repair parts.

On July 1 the Company acquired all of the capital stock of The Heil Co., the United States' largest manufacturer of refuse trucks, trailerized tanks and construction dump bodies. On August 23 the Company acquired 100% of the capital stock of BTD Holdings, Inc. (Belvac). Belvac is a leading manufacturer of quality machinery used in the production of two piece beverage cans, principally can trimming and necking machines. On August 31 the Company acquired the assets of Richland, Inc., a regional steel supplier as well as a provider of custom steel fabrication and plant maintenance service. Effective September 1 the Company acquired the assets of Viking Elevator Company, Inc., of Los Angeles County, a regional elevator service and repair company. On September 1 the Company acquired the assets of J&L Tank, Inc., a tank trailer manufacturer. On October 12 the Company acquired certain assets of Dynapert (a subsidiary of Emhart Industries, Inc.) and its subsidiaries; these assets relate to through-hole mounting for use in assembling electronic circuit boards. As of October 22 the Company acquired the stock of Thermal Equipment Corporation, and related corporations. Thermal is the leading designer and producer of autoclaves used in curing composite and bonded materials in high-stress, demanding applications. On November 3 the Company acquired the stock of Phoenix Refrigeration Systems, Inc., a producer of commercial refrigeration systems for retail grocery stores and food markets, and its affiliate, Electrical Distribution Systems, Inc., a designer and manufacturer of commercial electrical distribution systems. On November 16 the Company acquired the oscillator product line of the E G & G Frequency Products Division for the Company's Oscillatek Division. On December 3 the Company acquired certain assets of Global Equipment Co.

The aggregate cost of these 1993 acquisitions, including all direct costs was approximately $321,002,000 cash, of which $171,047,000 represents goodwill and is being amortized over a forty-year period.

1994 -- On January 3 the Company acquired the assets of Midland Manufacturing Corp., the leading manufacturer of valves, gauges, fittings and other fluid handling and control devices for the rail tank car industry. Effective March 1 the Company acquired the assets of Rantom, Inc., a Michigan based manufacturer of hydraulic and pneumatic cylinders and nitrogen air springs. On March 24 the Company acquired the stock of HTT Heat Transfer Technologies S.A., a European based designer and manufacturer of brazed plate heat exchangers and plate and frame gasketed heat exchangers. On March 30 the Company acquired the assets of Technopack Ewald Hagenorn GmbH & Co., KG (Technopack) located near Hamburg, Germany. Technopack, a former licensee of the Company's U.S. subsidiary, Tipper Tie, is a manufacturer of clipping equipment and clip closures operating primarily in the European market. On May 9 the Company acquired the stock of Reheat AB, a Swedish manufacturer of heat transfer plates for plate heat exchangers. On May 24 the Company acquired the assets of Koolrad Design & Manufacturing Company of Ontario, Canada. Koolrad is a major manufacturer of plate-type radiators for Canadian transformer manufacturers. On June 10 the Company acquired the stock of Tarby, Inc., a progressing cavity pump manufacturer. On June 29 the Company acquired the assets of Transmission Networks International (TNI), of Knightdale, North Carolina. TNI is a leading manufacturer of specialty transformers, primarily with ferrite cores. On July 29 the Company acquired certain assets of Midstate Elevator Company, a New York regional elevator and escalator installation, service and repair company. On August 5 the Company acquired the assets of Hill Refrigeration, Inc., a manufacturer of refrigeration cases and refrigeration systems for commercial use. On September 6 a subsidiary of the Company purchased certain assets of its long time supplier, Tie Net International. Tie Net manufactures specialty netting products used primarily in the meat sector of the food industry.

The aggregate cost of these 1994 acquisitions, including all direct costs was approximately $186,436,000 of which $91,087,000 represents goodwill and is being amortized over a forty-year period. The $186,436,000 purchase price accounting cost can be reconciled to the $187,704,000 "economic cost" amount shown elsewhere in this report by considering long-term debt acquired, cash acquired on date of acquisition and reorganization costs assumed.

1995 -- On January 2 the Company acquired all of the capital stock of Knappco Corporation. Knappco located in Kansas City, Missouri, manufactures manhole/access covers and valves for petroleum, dry-bulk and chemical transportation and storage. On March 6 the Company acquired certain assets of Margaux Inc. Margaux, based in Conyers, Georgia, is a manufacturer of commercial refrigeration systems for supermarkets. On April 11 the Company acquired all of the capital stock of Hasstech, Inc. Hasstech, located in San Diego, California, is a manufacturer of Stage II vapor recovery systems used at service stations. On May 22 the Company acquired all of the capital stock of Mark Andy, Inc. Mark Andy, located in St. Louis, Missouri, designs and manufactures printing presses utilizing narrow web flexographic covering technology for the small container market. On June 9 the Company sold 100% of the capital stock of its American Metal Ware subsidiary. On June 30 the Company acquired certain assets of the Frequency Control Products ("FCP") Division of AT&T, North Andover, Massachusetts. FCP manufactures several high tech, high volume oscillators utilizing unique technology. On September 29 the Company acquired 88% of the capital stock of Imaje, S.A. ("Imaje") and has since then increased this ownership to almost 100%. Imaje, based in Valance, France, is one of the world's three largest manufacturers of industrial continuous ink jet printers and specialized inks used for coding and marking products and consumables. On October 3 the Company acquired all of the stock of Trailmaster Corporation, located in Ft. Worth, Texas. Trailmaster manufactures aluminum and stainless steel tank trailers, aircraft refuelers and hydraulic head disking machines. On October 4 the Company acquired all of the stock of Hammond Engineering, Limited. Hammond, located in Enfield, U.K., manufactures rotary vane and screw compressors and hydraulic control units for the trucking industry. On November 8 the Company acquired all of the stock of GFS Manufacturing Co., Inc. GFS, located in Dover New Hampshire, manufactures custom transformers for the industrial control and computer control industries.

The aggregate cost of these 1995 acquisitions, including all direct costs was approximately $330,267,000 of which $224,414,000 represents goodwill and certain other long lived intangible assets which are primarily being amortized over a forty-year period. The $330,267,000 purchase price accounting cost can be reconciled to the $323,292,000 "economic cost" amount shown elsewhere in this report by considering long-term debt acquired and cash acquired on date of acquisition.

All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisition.

The following table summarizes, on a pro-forma (unaudited) basis, the estimated results of operations as if the 1995 acquisition of Imaje (a material business combination) had taken place at the beginning of 1994, with appropriate adjustments for interest, depreciation, inventory charges, amortization and income taxes (in thousands except for per share figures).

(in thousands)                            1995          1994
------------------------------------------------------------
Net sales                           $3,870,572    $3,245,848
Net earnings                           286,003       194,034
Net earnings per common             $     2.52    $     1.70
                                    ------------------------

3. ACCOUNTS RECEIVABLE:

Accounts receivable include retainage which has been billed, but which is not due pursuant to retainage provisions in construction contracts until completion of performance and acceptance by the customer. This retainage aggregated $33,894,000 at December 31, 1995, $38,254,000 at December 31, 1994, and
$41,969,000 at December 31, 1993. Substantially all retained balances are collectible within one year.

4. INVENTORIES:

Inventories, by components, are summarized as follows:

------------------------------------------------------------------------------------------
(in thousands) at December 31,                 1995              1994                 1993
------------------------------------------------------------------------------------------
Raw materials                              $153,094          $116,829             $ 92,341
Work in process                             221,371           167,251              136,031
Finished goods                              150,677           121,828              109,329
                                           -----------------------------------------------
Total                                       525,142           405,908              337,701
Less LIFO reserve                            45,815            41,304               43,382
                                           -----------------------------------------------
                                           $479,327          $364,604             $294,319
------------------------------------------------------------------------------------------

During each of the years in the three year period ended December 31, 1995, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidation's increased net earnings by 1 cent per share in 1995 and 1994, and by 1.5 cents per share in 1993.

5. BANK LINES OF CREDIT:

The Company has open bank lines of credit and other bank credit agreements totaling $504,000,000 which support its commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

Under the borrowing arrangements, the Company has generally agreed to either maintain average collected bank compensating balances or pay fees, the total of which is not material.

6. DEBT:

A summary of long-term debt follows:

(in thousands)                          1995           1994           1993
--------------------------------------------------------------------------
Commercial paper                           -       $250,000       $250,000
6.45% Notes due Nov. 15, 2005
  (less unamortized discount
  of $508) with an effective
  interest rate of 6.51%            $249,492              -              -
Canadian mortgage
  note bearing interest at
  11.25%, matured in 1993                  -              -            672
Other                                  8,610          4,042          1,705
                                    --------------------------------------
Total long-term debt                 258,102        254,042        252,377
Less current installments              2,502            455            312
                                    --------------------------------------
Long-term debt excluding
  current installments              $255,600       $253,587       $252,065
--------------------------------------------------------------------------

Annual repayments of long-term debt in the four years following 1996 are scheduled as follows: 1997-$4,412,000, 1998-$323,000, 1999-$210,000, and
2000-$203,000.

On December 10, 1993 the Company signed a three year $250 million credit agreement with a group of 19 banks. Given the Company's ability and intent to maintain, on a long-term basis, $250 million principal amount of its commercial paper borrowings, that amount had been classified as long-term debt in the consolidated financial statements at December 31, 1993 and 1994. The credit facility remained unused and was terminated in November 1995.

The notes payable shown on the balance sheets for 1995, 1994 and 1993 represent principally commercial paper. The weighted average interest rate at December 31, 1995 was 5.8%.

7. CAPITAL STOCK, ADDITIONAL PAID-IN CAPITAL AND TREASURY STOCK:

The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

On September 15, 1995 the Company effected a 2 for 1 common stock split in the form of a stock dividend, resulting in the issuance of 58,058,000 additional shares of common stock and the transfer of $1,546,000 from additional paid-in capital and $56,793,000 from retained earnings. All references to per share amounts throughout this report have been restated to reflect this stock split. Prior to the stock split, 8,389,000 treasury shares were retired resulting in a charge to paid-in capital of $19,197,000 and a charge to retained earnings of $273,900,000.

Changes in common stock, additional paid-in capital and treasury stock are summarized below:

                                  Common Stock             Additional           Treasury Stock
(in thousands)                    $1 Par Value        Paid-in Capital        Shares        Amount
-------------------------------------------------------------------------------------------------
Balance at
   January 1, 1993                $ 66,176             $  9,508             9,091       $ 315,554
Stock options exercised                122                3,023                20*          1,087
Treasury stock purchased                 -                    -                25           1,242
                                  ---------------------------------------------------------------
Balance at
   December 31, 1993              $ 66,298             $ 12,531             9,136       $ 317,883

Stock options exercised                143                5,145                 2*            133
Treasury stock purchased                 -                    -               573          29,600
                                  ---------------------------------------------------------------
Balance at
   December 31, 1994              $ 66,441             $ 17,676             9,711       $ 347,616

Stock options exercised                453                9,491               104*          3,768
Treasury stock purchased                 -                    -               145           3,833
                                  ---------------------------------------------------------------
Treasury stock retired              (8,389)             (19,197)           (8,389)       (301,487)
                                  ---------------------------------------------------------------
Stock split                         58,058               (1,546)            1,322               -
                                  ---------------------------------------------------------------
Balance at
   December 31, 1995              $116,563             $  6,424             2,893       $  53,730
-------------------------------------------------------------------------------------------------

*Shares received as consideration for exercise price.*

During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. In accordance with the Board's resolution, a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of common stock was made on November 23, 1987. Under certain circumstances, including the acquisition of 20 percent of the Company's stock, all rights holders except the acquiror may purchase the Company's common stock at a 50 percent discount. If the Company is acquired in a merger after the acquisition of 20 percent of the Company's common stock, rights holders may purchase the acquiror's shares at a similar discount.

8. STOCK OPTION AND PERFORMANCE INCENTIVE PROGRAM (ADJUSTED FOR 2 FOR 1 STOCK SPLIT):

On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 4,800,000 (unadjusted) shares was reserved for grant to key personnel until January 30, 1994. This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 1995. On April 28, 1987, the stockholders approved an amendment to permit the grant or exercise of nonqualified stock options under this plan. The stockholders also approved a cash bonus covering a portion of the option holder's income tax liability to compensate any optionee who amends his option changing its exercise from qualified to nonqualified. A nonqualified exercise reduces the Company's after tax cost of the program. During 1995, cash bonuses in connection with nonqualified exercises aggregated $620,000 ($302,000 in 1994 and $1,562,000 in 1993).

On April 25, 1995, the stockholders approved an incentive stock option plan and a cash performance program to replace the expired 1984 plan and program. Under the new plan a maximum aggregate of 10 million shares was reserved for grant to key personnel until January 30, 2005.

The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant but is not to exceed ten years.

Transactions in stock options under this plan are summarized as follows:

                                 Shares Under Option      Price Range
-----------------------------------------------------------------------
Outstanding at Jan. 1, 1993           2,372,620           $ 7.50-$19.36
  Granted                               493,940           $       22.85
  Exercised                            (244,938)          $ 7.50-$17.36
  Spin-off adjustment                    67,196                       -
  Canceled                             (141,440)          $ 7.50-$22.85
                                      ---------------------------------
Outstanding at Dec. 31, 1993          2,547,378           $ 8.29-$22.85
                                      ---------------------------------
Exercisable at Dec. 31, 1993
  through Feb. 28, 2000               1,345,316           $ 8.29-$22.85
                                      ---------------------------------
Outstanding at Jan. 1, 1994           2,547,378           $ 8.29-$22.85
  Granted                               391,610           $       29.75
  Exercised                            (284,200)          $ 8.29-$19.36
  Canceled                              (96,458)          $13.19-$29.75
                                      ---------------------------------
Outstanding at Dec. 31, 1994          2,558,330           $ 9.14-$29.75
                                      ---------------------------------
Exercisable at Dec. 31, 1994
  through Feb. 28, 2001               1,444,578           $ 9.14-$22.85
                                      ---------------------------------
Outstanding at Jan. 1, 1995           2,558,330           $ 9.14-$29.75
  Granted                               638,672           $       28.44
  Exercised                            (453,066)          $ 9.56-$19.36
  Canceled                              (63,687)          $ 9.56-$29.75
                                      ---------------------------------
Outstanding at Dec. 31, 1995          2,680,249           $ 9.56-$29.75
-----------------------------------------------------------------------
Exercisable at December 31, 1995
  through:
   January 30, 1996                      26,989 shares @  $ 9.56-$22.85
   February 28, 1997                     99,702 shares @  $13.19-$22.85
   March 3, 1998                        181,635 shares @  $15.23-$22.85
   March 28, 1999                       212,275 shares @  $14.87-$22.85
   February 28, 2000                    244,333 shares @  $17.36-$22.85
   February 28, 2001                    271,874 shares @  $19.25-$22.85
   March 6, 2002                        344,528 shares @  $19.36-$22.85*
-----------------------------------------------------------------------

9. EMPLOYEE BENEFIT PLANS:

The Company has many defined benefit and defined contribution pension plans covering substantially all employees of the Company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

The financial statements and related disclosures reflect Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material. Pension cost and related disclosures for U.S. funded defined benefit plans for 1995, 1994 and 1993 include the following components:

(in thousands)                          1995          1994          1993
-------------------------------------------------------------------------
Actual return on plan assets         $ 55,107      $  5,098      $ 26,898
Less deferred (gain) loss             (34,860)       14,866        (7,914)
                                     ------------------------------------
Net return                             20,247        19,964        18,984
Net amortization                           69         1,612         1,387
Deduct:
  Benefits earned during year          (7,920)       (7,872)       (6,251)
  Interest accrued on
    projected benefit obligation      (12,847)      (12,302)      (11,978)
                                     ------------------------------------
Net pension (expense) credit         $   (451)     $  1,402      $  2,142
-------------------------------------------------------------------------

The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the three years ended December 31, 1995, were as follows:

---------------------------------------------------------------------------------------
                                                               Funded Plans
---------------------------------------------------------------------------------------
(in thousands)                                       1995         1994           1993
---------------------------------------------------------------------------------------
Plan assets at fair value                          $248,822      $203,549      $214,542
                                                   ------------------------------------
Actuarial present value of benefit obligation:
  Vested                                            160,938       146,322       137,643
  Nonvested                                          10,166         8,590        15,791
                                                   ------------------------------------
Accumulated benefit obligation                      171,104       154,912       153,434
Effect of projected future salary increases          27,422        30,104        28,239
                                                   ------------------------------------
Projected benefit obligation                        198,526       185,016       181,673
                                                   ------------------------------------
Plan assets in excess of projected benefit
  obligation                                         50,296        18,533        32,869
Unrecognized net (gain) loss                        (12,861)       20,489         4,199
Unrecognized FAS 87 transition (gain)               (17,986)      (19,665)      (21,345)
Unrecognized prior service cost                       4,695         3,749         5,298
                                                   ------------------------------------
Prepaid pension cost at December 31                $ 24,144      $ 23,106      $ 21,021
---------------------------------------------------------------------------------------

The assumptions used in determining the above were as follows: a weighted average discount rate of 7% (7% for 1994 and 7.1% for 1993), an average wage increase of 5% and an expected long-term rate of return on plan assets of 10%.

Approximately 69% (68% in 1994 and 72% in 1993) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.

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

(in thousands)                   1995             1994             1993
-----------------------------------------------------------------------
Pension benefit obligation    $12,143          $13,902          $11,986
Pension expense                 2,404            3,599            1,679
-----------------------------------------------------------------------

For measurement purposes a discount rate of 7% was used together with an average wage increase of 5%.

Pension cost for all plans was $36,719,000 for 1995, $33,474,000 for 1994 and $25,546,000 for 1993.

In addition to the pension plans described above, certain of the Company's subsidiaries sponsor twelve separate health care plans for retirees which provide medical coverage and/or life insurance. None of these plans are funded. The financial statements and related disclosures reflect Statement of Financial Accounting Standards No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions," for these plans.

The following table details the amounts recognized in the Company's Consolidated Balance Sheet at December 31 of each year:

(in thousands)                                           1995         1994         1993
---------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                            $16,055      $16,637      $17,942
  Fully eligible active plan participants              11,068        9,990       10,822
  Unamortized gain (loss)                                 957        1,133       (1,513)
                                                      ---------------------------------
  Accrued postretirement benefit cost included in
    accrued liabilities                               $28,080      $27,760      $27,251
---------------------------------------------------------------------------------------

Net period postretirement benefit cost for 1995, 1994 and 1993 included the following components:

(in thousands)                                           1995         1994         1993
---------------------------------------------------------------------------------------
Service cost                                          $   483       $  504      $   426
Interest cost                                           1,773        1,907        1,545
Gain on settlement                                          -         (410)        (285)
Amortization gain                                        (253)         (72)         (35)
                                                      ---------------------------------
Net periodic postretirement benefit cost              $ 2,003       $1,929      $ 1,651
---------------------------------------------------------------------------------------

For measurement purposes a discount rate of 7% was used for the plan liability and rates from 2% to 15% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 1996; the rates were assumed to decrease gradually to 5% by the year 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $1,989,000 and the net periodic postretirement benefit cost for 1995 by approximately $528,000.

10. TAXES ON INCOME:

Total income taxes for the years ended December 31, 1995, 1994 and 1993 were allocated as follows:

(in thousands)                                           1995         1994         1993
---------------------------------------------------------------------------------------
Income from continuing
  operations                                         $138,800     $104,486      $87,288
Stockholders' equity, for
  compensation expense for
  tax purposes in excess of
  amounts recognized for
  financial reporting purposes                         (3,285)      (1,491)      (1,849)
                                                     ----------------------------------
                                                     $135,515     $102,995      $85,439
---------------------------------------------------------------------------------------

Income taxes have been based on the following components of earnings before taxes on income.

(in thousands)                                           1995         1994         1993
---------------------------------------------------------------------------------------
Domestic                                             $374,911     $267,427     $220,968
Foreign                                                42,200       39,432       24,574
                                                     ----------------------------------
                                                     $417,111     $306,859     $245,542*
---------------------------------------------------------------------------------------

Income tax expense (benefit) is made up of the following components:

(in thousands)                                           1995         1994         1993
---------------------------------------------------------------------------------------
Current:
  U.S. Federal                                       $117,911     $ 98,895      $74,651
  State and local                                      10,331        7,259        4,400
  Foreign                                              24,246       17,290        7,732
                                                     ----------------------------------
Total current                                         152,488      123,444       86,783
                                                     ----------------------------------
Deferred:
  U.S. Federal                                         (1,609)     (15,922)      (1,643)
  State and local                                      (2,671)        (182)       1,700
  Foreign                                              (9,408)      (2,854)         448
                                                     ----------------------------------
Total deferred                                        (13,688)     (18,958)         505
                                                     ----------------------------------
Total expense                                        $138,800     $104,486      $87,288
                                                     ----------------------------------
Effective rate                                           33.3%        34.1%        35.5%
---------------------------------------------------------------------------------------

The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% follow:

(in thousands)                      1995        1994        1993
----------------------------------------------------------------
U.S. Federal income tax rate        35.0%       35.0%       35.0%
State and local taxes, net of
  Federal income tax benefit         1.2         1.5         1.6
R&E tax credits                      (.3)       (1.6)        (.6)
FSC benefit                         (3.4)       (2.0)       (1.9)
Foreign tax credit                   (.4)          -           -
Non tax deductible items             2.4         1.2         2.9
Miscellaneous items                 (1.2)          -        (1.5)
                                    ----------------------------
                                    33.3%       34.1%       35.5%*
----------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:

(in thousands)                               1995          1994          1993
-----------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accrued insurance                        $ 27,636      $ 25,248      $ 17,994
Accrued compensation, principally
  postretirement benefits,
  and compensated absences                 23,487        21,226        17,768
Accrued expenses, principally
  for disposition of businesses,
  interest and warranty                    17,958        16,519        13,087
Inventories, principally due to
  reserves for financial reporting
  purposes and capitalization
  for tax purposes                          9,310         6,365         5,505
Accounts receivable, principally
  due to allowance for
  doubtful accounts                         6,563         4,609         3,439
Other                                       2,234         2,072         6,505
                                         ------------------------------------
      Total deferred tax assets            87,188        76,039        64,298
                                         ------------------------------------
DEFERRED TAX LIABILITIES:
Accounts receivable, principally due
  to retainage and accrual
  acceptance on elevator contracts        (42,813)      (40,330)      (39,520)
Plant and equipment, principally due
  to differences in depreciation          (19,638)      (18,823)      (14,554)
Intangible assets, principally due
  to different tax and financial
  reporting bases                         (48,433)       (2,720)      (25,040)
Prepaid expenses, principally due
  to overfunded pension plans              (6,542)       (5,936)       (7,103)
Other                                      (6,480)       (4,288)       (5,217)
                                         ------------------------------------
      Total gross deferred liabilities   (123,906)      (72,097)      (91,434)
                                         ------------------------------------
Net deferred tax (liability) asset        (36,718)        3,942       (27,136)
                                         ------------------------------------
Net current deferred
  (liability) asset                         9,610         6,487        (6,727)
                                         ------------------------------------
Net non-current deferred
  tax liability                          $(46,328)     $ (2,545)     $(20,409)
-----------------------------------------------------------------------------

11. RENTAL AND LEASE INFORMATION:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $27,353,000, $25,916,000 and $24,923,000 for 1995, 1994 and 1993, respectively. Contingent rentals under the operating leases were not significant.

Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $82 million as of December 31, 1995 and are payable as follows (in millions): 1996 - $22.4; 1997 - $17.4; 1998 - $11.2; 1999 - $8.1; 2000 - $5.7; and after 2000 - $17.2.

12. CONTINGENCIES:

Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies, and appropriate reserves have been established.

As previously reported, the Internal Revenue Service (IRS) proposed significant additional taxes plus interest as a result of its examination of the Company's Federal income tax returns for the eight years ended December 31, 1989. The underlying issues related primarily to allocations of purchase price of acquisitions made during those years, plus acquisitions made in 1990 and 1991. On January 13, 1995, the Company reached agreement with the Appeals Office of IRS settling substantially all issues relating to such acquisitions. Under this agreement, allocations to tangible assets have been accepted while allocations to intangibles have been adjusted in accordance with the Intangible Settlement Initiative introduced by the IRS National Office in March 1994. The Settlement was recorded as of December 31, 1994, as a result of which excess tax reserves in the amount of $26 million were released with a corresponding reduction in goodwill.

During 1994, the IRS completed its examination of the Company's 1990 and 1991 Federal income tax returns and has proposed additional taxes aggregating $36.2 million plus interest which action is being vigorously contested by the Company. If ultimately the Company must pay certain of these additional taxes, such taxes will be recovered in future years.

During 1995, the IRS began its examination of the Company's 1992 and 1993 Federal income tax returns.

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

Certain lease receivables entered into by the Company's finance divisions were sold to a third party during 1993, 1994 and 1995, with limited recourse. The leases cover machinery and equipment manufactured by the Company and involve thousands of customers. There is no significant concentration of credit risk. Generally, the lease period does not exceed five years. The leases are collateralized by security deposits and Uniform Commercial Code filings; equipment is subject to repossession in the event of lease default. The outstanding balance on such receivables at December 31, 1995 was $42 million ($41 million in 1994 and $39 million in 1993) of which the Company has a contingent liability of $7.6 million should all of the receivables become uncollectible.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments, and that the carrying amount of marketable securities is stated at fair value. In addition, the Company believes the recently issued long-term debt approximates fair value.

14. OPERATING RETURN ON OPERATING INVESTMENT (UNAUDITED):

When companies are acquired, Dover's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

These asset values and charges to income are also reflected in the computation of Dover's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, Dover does not include these asset values or cost in the calculation of "Operating Return on Investment" as shown in the unaudited charts on pages 4, 6, 9, 12, 15, and 18. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

15. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

(in thousands) For the Years Ended December 31,         1995          1994          1993          1992         1991           1990
----------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
  United States                                   $3,010,667    $2,559,897    $2,093,354    $1,884,051    $1,805,133    $1,812,612
  Foreign                                            735,211       525,379       390,574       387,529       390,653       397,733
Transfers between geographic areas:
  United States                                      199,818       129,690        82,772        75,226        85,514        98,929
  Foreign                                             50,197        26,603        20,983        19,147        10,448        14,258
  Eliminations                                      (250,016)     (156,293)     (103,755)      (94,373)      (95,962)     (113,187)
                                                  --------------------------------------------------------------------------------
    Consolidated sales                            $3,745,877    $3,085,276    $2,483,928    $2,271,580    $2,195,786    $2,210,345
                                                  --------------------------------------------------------------------------------
Operating profit:
  United States                                   $  412,366    $  306,881    $  237,847    $  187,118    $  170,265    $  223,350
  Foreign                                             54,359        47,674        29,946        35,677        51,211        52,370
                                                  --------------------------------------------------------------------------------
    Consolidated total
      (excluding corporate)                       $  466,725    $  354,555    $  267,793    $  222,795    $  221,476    $  275,720
                                                  --------------------------------------------------------------------------------
Identifiable assets at December 31:
  United States                                   $1,884,644    $1,603,191    $1,454,198    $1,111,017    $1,017,003    $1,033,969
  Foreign                                            705,621       375,057       265,260       256,539       267,565       242,702
                                                  --------------------------------------------------------------------------------
    Consolidated total
      (excluding corporate)                       $2,590,265    $1,987,248    $1,719,458    $1,367,556    $1,284,568    $1,276,671
                                                  --------------------------------------------------------------------------------
Export sales as a percentage
  of United States sales                                  26%           22%           20%           22%           22%           20%
----------------------------------------------------------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Dover Corporation:

We have audited the accompanying consolidated balance sheet of Dover Corporation and subsidiaries as of December 31, 1995 and the related consolidated statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audit. The consolidated financial statements of Dover Corporation and subsidiaries as of December 31, 1994 and 1993 were audited by other auditors whose report dated February 22, 1995 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dover Corporation and subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.






1301 Avenue of the Americas                       /s/ COOPERS & LYBRAND L.L.P.
New York, N.Y. 10019-6013                         ----------------------------
February 20, 1996                                 COOPERS & LYBRAND L.L.P.

QUARTERLY DATA*

                                              DOVER CORPORATION AND SUBSIDIARIES

(UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE FIGURES)

               Quarter           Net Sales       Gross Profit          Net Earnings           Per Share
-------------------------------------------------------------------------------------------------------
1995           FIRST            $  854,129          $270,036           $ 59,799                $ .53
               SECOND              948,164           303,036             78,892                  .69
               THIRD               934,543           289,619             71,148                  .63
               FOURTH            1,009,041           318,842             68,472                  .60
                                -----------------------------------------------------------------------
                                $3,745,877        $1,181,533           $278,311                $2.45
-------------------------------------------------------------------------------------------------------
1994           First            $  680,727        $  210,932           $ 42,573                $ .37
               Second              761,224           237,896             52,440                  .46
               Third               804,460           245,228             51,870                  .45
               Fourth              838,865           253,743             55,490                  .49
                                -----------------------------------------------------------------------
                                $3,085,276       $   947,799           $202,373                $1.77
-------------------------------------------------------------------------------------------------------

COMMON STOCK CASH DIVIDENDS AND MARKET PRICES*

                                              DOVER CORPORATION AND SUBSIDIARIES

                                                   Market Prices*
                                                 ------------------          Dividends
               Quarter                           High          Low           Per Share
---------------------------------------------------------------------------------------
1995           FIRST                           $32.82        $25.82            $.13
               SECOND                           36.57         31.50             .13
               THIRD                            41.69         36.00             .15
               FOURTH                           40.75         35.13             .15
                                               ----------------------------------------
                                                                               $.56
---------------------------------------------------------------------------------------
1994           First                           $33.44        $28.82            $.11-1/2
               Second                           31.44         25.44             .11-1/2
               Third                            30.32         27.32             .13
               Fourth                           28.69         24.88             .13
                                               ----------------------------------------
                                                                               $.49
---------------------------------------------------------------------------------------

* As reported in the Wall Street Journal.
  Adjusted to give retroactive effect to the 2 for 1 stock split in 1995.

LIQUIDITY AND CAPITAL RESOURCES:

The Company continues to be in excellent financial condition. However, the record amount spent during 1995 on our acquisition program, $323 million, resulted in decreased liquidity measures.

The Company's current ratio (current assets divided by current liabilities) decreased to 1.28 at December 31, 1995, compared with 1.47 at December 31, 1994, and 1.52 at December 31, 1993. The quick ratio (current assets net of inventories, divided by current liabilities) also decreased, to .84 at December 31, 1995, compared with 1.00 at December 31, 1994, and 1.02 at December 31, 1993. Year-end working capital for the last three years expressed as a percentage of sales shows a similar decline in each year: 8.1% in 1995, 11.7% 1994 and 12.4% in 1993.

At December 31, 1995, the Company had bank lines of $504 million, all of which were unused. Additional bank lines of credit are available at the Company's request. The Company's commercial paper is rated A-1 by Standard & Poors and F-1 by Fitch Investor services.

The Company issued $250 million long-term notes during 1995, its first public debt offering. These 10 year securities have been rated A-2 by Moody's Investor Services and A+ by Standard & Poors.

With respect to debt percentages, the substantial amounts spent in recent years for acquisitions has caused these percentages to increase. The net debt (notes payable plus long-term debt and current maturities of long-term debt less cash and equivalents and marketable securities) to total capital ratio increased to 30.0% at December 31, 1995 compared with 27.2% at December 31, 1994 and 27.6% at December 31, 1993. The Company's net debt (total debt less cash, cash equivalents and marketable securities) increased by $154 million, during 1995, and the debt to equity ratio increased from 37% at December 31, 1994 to 43% at year-end, 1995. Long-term debt maturities for the four years 1996 to 1999 aggregate $7.5 million. Management is not aware of any potential impairment to the Company's liquidity, other than contingent liabilities as discussed in Note 12 to the Consolidated Financial Statements.

Historically, capital expenditures have been financed with internally generated funds. During 1995 the entire capital expenditure program was financed internally. Internal financing is also expected to provide all of the funds for capital expenditures in 1996, which the Company believes will aggregate approximately $125 million. The Company plans to continue its acquisition program, combining external financing, if necessary, with internally generated cash.

RESULTS OF OPERATIONS 1995:

Results of operations are explained in detail in the stockholders' letter and operations review, pages 2 through 20.

1994 COMPARED WITH 1993:

Dover set a new earnings per share record in 1994, at $1.77, a gain of 28% over the prior year's $1.39 per share. This was an even stronger increase than the 24% gain achieved in 1993.

Sales rose 24% to almost $3.1 billion, an increase of $601 million, reflecting both internal growth at most Dover companies and the effect of our vigorous acquisition activity in 1993 and 1994.

Companies acquired in 1993 added $155 million to Dover's 1993 sales. The internal growth of these businesses, and their inclusion for a full year, led to a further sales contribution in 1994 of approximately $260 million, representing about 10 percentage points of the 24% year-to-year sales gain. Additionally, the companies acquired during 1994 added $151 million to our 1994 sales, accounting for 6 percentage points of the sales gain. The 1994 sales growth of businesses Dover owned at the start of 1993 averaged approximately 10% (adjusted for the effect of the spin-off of DOVatron in mid-1993).

While these acquisitions provided the bulk of our sales growth, the major portion of our earnings gain came from the internal growth of our existing companies. Companies acquired in 1994 made no contributions to earnings per share because of acquisition-related costs and interest income foregone. Companies acquired in 1993 contributed about $.35 cents per share to our overall reported gain, with a portion of this reflecting their internal growth after acquisition.

A discussion of operations by industry segments follows:

DOVER RESOURCES:

Profits at Dover Resources improved 19% on an 11% sales gain. Some of the sales and earnings gains resulted from the acquisition of Midland Manufacturing at the start of the year, but the largest portion came from internal growth.

De-Sta-Co reported record sales and earnings as a result of strength in its domestic valve and clamp businesses and the beginning of recovery in its German operation. De-Sta- Co undertook capacity additions at each of its three valve plants to support continuing growth.

Contrary to our expectations at the beginning of 1994, OPW Fueling Components surpassed its excellent earnings level of 1993 with new earnings and sales records again in 1994. The market for OPW's vapor recovery products remained stronger than anticipated and the demand for its other gasoline station product lines was solid as well. As the year ended, final regulatory approvals were being secured for OPW's VaporEz(TM) product.

DOVER INDUSTRIES:

Dover Industries achieved record sales of $691 million, up 38% from prior year, and operating income of $81 million, up 35%, also a record level. These results reflect both acquisitions and strong internal growth. Each of Dover Industries' 12 businesses achieved an earnings improvement in 1994 with particularly impressive percentage increases at Rotary Lift, Texas Hydraulics, Tipper Tie and Bernard.

Rotary Lift achieved its gain through successful implementation of an internal growth strategy involving substantial manufacturing investment for cost reduction, lower product selling prices, and, increased market share and business volume. Margins improved at Rotary despite these lower selling prices.

Tipper Tie's growth primarily reflected the acquisition of Technopack and the successful integration of this company with Tipper Tie's European business.

The Heil Company, which was acquired in mid-1993 and is Dover Industries' largest company, achieved record sales and profits in its first full year of Dover ownership. Heil's tank trailer business was particularly strong, and the company expanded its capacity through the J&L acquisition in late 1993 and a major addition to the Athens, Tennessee plant in the course of 1994.

DOVER TECHNOLOGIES:

Dover Technologies also had a record year, with an earnings gain of 82% on a sales gain of 24%. Most of the gains in this segment were attributable to a record performance by Universal Instruments. Strong sales gains and record earnings were also achieved by DEK Printing Machines.

Universal benefited from the continuing upswing in demand for capital equipment within the electronics industry, as well as from market share gains by its very profitable thru-hole technology business and the success of new product offerings in the surface mount technology sector.

The combined results of Dover Technologies companies serving the communications and components markets were essentially flat. Improved earnings at K&L Microwave, as well as the net gain provided by TNI, acquired at mid-year, were offset by modest declines at other companies resulting from continuing defense cutbacks and very competitive commercial markets.

Incoming orders for the capital equipment companies were strong throughout 1994 and ended the year on a high note, pushing Dover Technologies' year-end backlog 35% higher than at the end of 1993.

DOVER DIVERSIFIED:

Profits at Dover Diversified also set a record, rising 71% on a sales gain of $228 million, or more than 90%. Acquisitions made during 1994 provided $93 million of this sales gain, but made no contribution to earnings, as acquisition-related write-offs and the expected low operating margins at the Hill Refrigeration company offset good profit results at Tranter's newly acquired European companies. A further portion of the sales gain -- approximately $110 million -- resulted from having several 1993 acquisitions, most notably Belvac and Phoenix Refrigeration, for a full year, and from growth at those companies. Most Dover Diversified companies showed sales and earnings growth in 1994, with particular strength at Belvac because of the widespread acceptance of its die-necking technology within the can-making industry. This industry's rapid conversion to soft drink and beer cans with smaller top diameters, in order to save aluminum costs, accelerated Belvac to record sales, earnings and bookings.

Consolidation continued in defense/aerospace markets. Sargent Technologies' ball-screw product line was sold and the remaining business was combined with Sargent Controls as a single company in one facility.

DOVER ELEVATOR INTERNATIONAL:

Profits at Dover Elevator International fell a disappointing 18% on flat sales. All of the decline was attributable to poor results at General Elevator, which has been primarily a service and modernization company serving the U.S. elevator aftermarket for non-Dover equipment. A modest operating loss here was exacerbated by approximately $11.5 million in write-offs and unusual expense incurred during the year. A change in management and an action program to reduce costs and improve margins (along with the impact of the reorganization of Dover Elevator International's North American Operations discussed below) are expected to return General to profitability. This creates the opportunity for a substantial earnings improvement at Dover Elevator International as a whole.

The problem at General Elevator obscured meaningful progress in the North American market, as profits from our other businesses serving this market improved. Worldwide new elevator manufacturing and product engineering has been unified under one management group -- Dover Elevator Systems, North American field activities, consisting of new elevator construction, service and modernization, are organized geographically into seven field companies: Miami, General, Sound, Lagerquist, Security, Dover Elevator Company and Dover Elevator-Canada. This structure will allow Dover Elevator International to service its customers better while eliminating cost duplication, and provides a structure for profit growth in North America.

11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA

DOVER CORPORATION  AND SUBSIDIARIES
(DOLLARS IN THOUSANDS EXCEPT PER SHARE FIGURES)

                                               1995          1994          1993          1992          1991          1990
=========================================================================================================================
Summary of Operations
  Net sales                              $3,745,877     3,085,276     2,483,928     2,271,580     2,195,786     2,210,345
  Cost of sales                           2,564,344     2,137,477     1,733,256     1,601,596     1,580,051     1,516,753
  Selling and administrative expenses       743,133       622,434       496,798       466,777       452,394       440,313
  Interest expense                           40,113        36,461        22,339        20,059        23,161        30,658
  Other income, net                          18,824        17,955        14,007        17,187        63,908        21,497
  Earnings before taxes                     417,111       306,859       245,542       200,335       204,088       244,118
  Income taxes                              138,800       104,486        87,288        71,192        75,880        88,439
-------------------------------------------------------------------------------------------------------------------------
  Net earnings                           $  278,311       202,373       158,254       129,707*      128,208       155,679
  % of sales                                    7.4%          6.6%          6.4%          5.7%          5.8%          7.0*
  Return on average equity                     25.0%         21.7%         18.9%         15.9%         15.9%         20.3*
  Net earnings per common share          $     2.45          1.77          1.39          1.12*         1.07          1.27
  Dividends per common share             $      .56           .49           .45           .43           .41           .38
-------------------------------------------------------------------------------------------------------------------------
  Book value per common share            $    10.80          8.78          7.61          7.05          7.03          6.57
  Depreciation and amortization          $  107,836        95,789        76,969        77,457        85,366        77,530
  Capital expenditures                   $  102,668        84,473        47,532        42,441        46,618        44,980
  Acquisitions                           $  323,292       187,704       321,002       111,243        13,192       102,834
  Cash flow**                            $  386,147       298,162       235,223       207,164       213,575       233,210
  Weighted average number of common
    shares outstanding (`000s)              113,453       114,370       114,220       115,976       119,500       122,338
  Number of employees                        25,332        22,992        20,445        18,827        18,898        20,461
-------------------------------------------------------------------------------------------------------------------------
Financial Position at December 31
  Working capital                        $  303,312       360,916       307,846       201,641       280,902       206,748
  Net property, plant and equipment      $  423,940       342,685       283,363       251,270       251,145       268,386
  Total assets                           $2,666,651     2,070,637     1,773,689     1,426,124     1,356,620     1,468,366
  Long-term debt                         $  255,600       253,587       252,065         1,230         6,317        20,955
  Common stockholders' equity            $1,227,706       995,859       870,002       804,937       828,374       787,660
  Common shares outstanding (`000s)         113,670       113,460       114,326       114,170       117,956       119,942
=========================================================================================================================

                      [GRAPH]                  [GRAPH]

                                             1989          1988          1987          1986          1985
=========================================================================================================
Summary of Operations
  Net sales                             2,120,434     1,953,754     1,588,224     1,440,745     1,439,548
  Cost of sales                         1,480,880     1,363,852     1,096,612     1,028,394     1,028,530
  Selling and administrative expenses     404,043       360,122       306,792       270,432       250,176
  Interest expense                         29,644        21,324        15,044        16,475        12,677
  Other income, net                        21,112        16,304        11,083         9,022        11,923
  Earnings before taxes                   226,979       224,760       180,859       134,466       160,088
  Income taxes                             82,999        78,988        69,158        50,637        60,060
---------------------------------------------------------------------------------------------------------
  Net earnings                            143,980       145,772       111,701        83,829       100,028
  % of sales                                  6.8%          7.5%          7.0%          5.8%          6.9%
  Return on average equity                   19.4%         20.6%         17.2%         13.4%         16.9%
  Net earnings per common share              1.14          1.11           .83           .61           .71
  Dividends per common share                  .35           .31           .26           .23           .22
---------------------------------------------------------------------------------------------------------
  Book value per common share                6.00          5.69          5.07          4.63          4.44
  Depreciation and amortization            78,813        73,797        63,505        57,008        53,096
  Capital expenditures                     62,504        56,779        40,397        44,416        35,196
  Acquisitions                               --         205,765        57,718        76,142        29,244
  Cash flow**                             222,793       219,569       175,205       140,836       153,124
  Weighted average number of common
    shares outstanding (`000s)            126,500       131,452       135,104       138,580       141,604
  Number of employees                      20,049        20,412        17,592        16,539        16,071
---------------------------------------------------------------------------------------------------------
Financial Position at December 31
  Working capital                         245,755       198,038       316,116       295,370       368,998
  Net property, plant and equipment       272,158       268,139       219,031       210,908       186,114
  Total assets                          1,406,376     1,365,630     1,155,226     1,036,846     1,017,019
  Long-term debt                           26,691        27,773        35,134        41,711        73,523
  Common stockholders' equity             746,809       741,142       671,950       627,674       625,541
  Common shares outstanding (`000s)       124,486       130,416       132,504       135,624       140,952
=========================================================================================================

* Net earnings and net earnings per common share include $565 and .5 cent per share, respectively, applicable to the cumulative effects of changes in accounting principles for FAS 109, "Accounting for Income Taxes" and FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

** Represents net earnings plus depreciation and amortization.

   Adjusted to give retroactive effect to the 2 for 1 stock split, in 1988 and 1995.

                      [GRAPH]                  [GRAPH]

DIRECTORS AND OFFICERS*
DOVER CORPORATION AND SUBSIDIARIES


BOARD OF DIRECTORS

David H. Benson+
Non-Executive Director,
Kleinwort-Benson Group, Plc.

Magalen O. Bryant*#
Director of various corporations

Jean-Pierre M. Ergas#
Senior Adviser to President/CEO
Alcan Aluminum Ltd.

Roderick J. Fleming+
Director, Robert Fleming Holdings, Limited

John F. Fort*#
Director of Tyco Laboratories, Inc.

James L. Koley+*
Chairman, Koley, Jessen, Daubman
& Rupiper, P.C.

John F. McNiff (Nominee)

Anthony J. Ormsby*+
Director of various corporations

Thomas L. Reece*

Gary L. Roubos*

*  Members of Executive Committee
+  Members of Audit Committee
#  Members of Compensation Committee

Design: Robert Webster Inc.
Copy: Holcomb Associates
Photographer: Enrico Ferorelli
Printed on recycled paper.

OFFICERS

HEADQUARTERS:
Gary L. Roubos
Chairman

Thomas L. Reece
President and Chief Executive Officer

John F. McNiff
Vice President--Finance

Robert G. Kuhbach
Vice President, General Counsel
and Secretary

Robert A. Tyre
Vice President--Corporate Development

Alfred Suesser
Controller

Dover Resources, Inc:
Rudolf J. Herrmann
President and Chief Executive Officer

Dover Industries, Inc:
Lewis E. Burns
President and Chief Executive Officer

Dover Technologies International, Inc:
John E. Pomeroy
President and Chief Executive Officer

Dover Diversified, Inc:
Jerry W. Yochum
President and Chief Executive Officer

Dover Elevator International, Inc:
Nigel P. Davis
President

STOCKHOLDER INFORMATION

TRANSFER AGENT/REGISTRAR:
Harris Trust & Savings Bank
Chicago, Illinois

Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Harris Trust at the following address:

Harris Trust & Savings Bank
311 West Monroe Street
Post Office Box 755
Chicago, Illinois 60690
(312) 461-6832 (tel.)
(312) 461-1530 (fax)

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

INDEPENDENT ACCOUNTANTS:
Coopers & Lybrand L.L.P.
New York, New York

EXECUTIVE OFFICES:
Dover Corporation
280 Park Avenue,
New York, New York 10017-1292
(212) 922-1640

                                   EXHIBIT 13

The electronic filing includes the following numeric tables which replace graphical charts contained within the 1995 Annual Report for the Dover Corporation.

Page  1: Dover Corporation's earnings per share growth for years 1986-1995.
         Dover Corporation's total return to investors for the years 1986-1995.

Page  4: Dover Corporation's earnings per share for years 1990-1995.
         Dover Corporation's after tax return on investment and stockholder's equity for the years 1990-1995.

Page  6: Dover Resources' operating earnings for the years 1991-1995.
         Dover Resources' after-tax operating return on investment for the years 1991-1995.

Page  9: Dover Industries' operating earnings for the years 1991-1995.
         Dover Industries' after-tax operating return on investment for the years 1991-1995.

Page 12: Dover Diversified's operating earnings for the years 1991-1995.
         Dover Diversified's after-tax operating return on investment for the years 1991-1995.

Page 15: Dover Technologies' operating earnings for the years 1991-1995.
         Dover Technologies' after-tax operating return on investment for the years 1991-1995.

Page 18: Dover Elevator International Inc.'s operating earnings for the years
         1991-1995.
         Dover Elevator International Inc.'s after-tax operating return on investment for the years 1991-1995.

Page 38: Dover Corporation's long term investment for years 1985-1995.
         Dover Corporation's return on average equity for the years ended 1985-1995.

Page 39: Dover Corporation's cash flow for years 1985-1995.
         Dover Corporation's free cash flow as a percentage of sales for the years 1985-1995.

Pages 2, 7, 10, 13, 16, and 19 of the Annual Report contain photographs that are not included in the Edgar filing. The captions, relating to these photographs, have been retained in the filing and provide sufficient descriptive detail.